CONTENTS

Company Profile 1
Principal Financial Data and Indicators 2
Changes in Share Capital and Shareholdings of Principal Shareholders 4 Business Review and Prospects 5
Management's Discussion and Analysis 13
Significant Events 27
Financial Accounting Report 30
Compliance with the Code of Best Practice 95
Purchase, Sale and Redemption of Shares 95
Employment & Dismissal of Directors, Supervisors and
 Other Senior Managers and their interests in the Share Capital 95 Documents for Inspection 96

Disclaimer:

This interim report contains "forward-looking statements". All statements, other than statements of facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 16 August 2002 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

IMPORTANT NOTICE: THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") WARRANTS THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPTS FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. MR.MOU SHULING, MR. ZHANG ENZHAO AND MR. Ho Tsu Kwok CharLes, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE 23RD MEETING OF THE FIRST SESSION OF THE BOARD FOR REASON OF OFFICIAL DUTIES, AND AUTHORISED MR. Cao XIANGHONG, MR. WANG JIMING, AND MR. LI YIZHONG TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE 23RD MEETING OF THE BOARD.

THIS INTERIM REPORT FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2002 OF SINOPEC CORP. AND ITS SUBSIDIARIES (THE "COMPANY") HAS BEEN AUDITED BY KPMG HUAZHEN AND KPMG IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS"), RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED THE FINANCIAL STATEMENTS CONTAINED HEREIN WITH unqualified opinion.

COMPANY PROFILE
Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of the Company include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products. Sinopec Corp.'s basic information is as follows:

LEGAL NAME
[Chinese Characters Omitted]

CHINESE ABBREVIATION
[Chinese Characters Omitted]

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Li Yizhong

AUTHORISED REPRESENTATIVES
Mr. Wang Jiming, Mr. Zhang Honglin

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Zhang Honglin

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Chen Ge

Contact Address:
6A Huixindong Street,
Chaoyang District,
Beijing, PRC
Postcode: 100029
Tel: 86-10-64990060
Fax: 86-10-64990022
Website: http://www.sinopec.com
Email: ir@sinopec.com

REGISTERED ADDRESS AND PLACE OF BUSINESS
6A Huixindong Street,
Chaoyang District,
Beijing, PRC
Postcode: 100029
Tel: 86-10-64990060
Fax: 86-10-64990022
Website: http://www.sinopec.com
Email: ir@sinopec.com
       media@sinopec.com

Place of Business in Hong Kong:
12th Floor, Office Tower, Convention Plaza,
1 Harbour Road, Wanchai, Hong Kong

NEWSPAPERS FOR INFORMATION DISCLOSURE
Mainland China:
China Securities News, Shanghai Securities News, Securities Times

Hong Kong:
Hong Kong Economic Times,
South China Morning Post (English)

Internet website publishing interim report designated by The China Securities Regulatory Commission: http://www.sse.com.cn

Places where the interim report is available for inspection:
China: China Petroleum & Chemical Corporation
       6A Huixingdong Street
       Chaoyang District
       Beijing, PRC

USA:   Citibank, N.A.
       111 Wall Street
       New York, NY 10005
       United States of America

UK:    Citibank, N.A.
       Cottons Centre
       Hays Lane
       London SEI 2QT, U.K.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:     Shanghai Stock Exchange
              Stock name: Sinopec Corp
              Stock code: 600028

H Shares:     Hong Kong Stock Exchange
              Stock name: Sinopec Corp
              Stock code: 0386

ADSs:         New York Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: SNP

              London Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: SNP

PRINCIPAL FINANCIAL DATA AND INDICATORS


1.  PRINCIPAL FINANCIAL DATA AND INDICATORS OF THE COMPANY FOR THE FIRST HALF OF 2002 PREPARED UNDER
    THE PRC ACCOUNTING RULES AND REGULATIONS

                                                                                                 Six-month         Six-month
                                                                                              period ended      period ended
                                                                                              30 June 2002      30 June 2001
                                                                                              RMB millions      RMB millions
    -------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                       4,504             8,511
    Net profit before non-operating income/expenses*                                                 4,639             9,615
    Return on net assets (%) (Fully diluted)                                                          3.18              6.61
    Earnings per share (RMB Yuan) (Fully diluted)                                                    0.052             0.101
    Net cash flows from operating activities per share
     (RMB Yuan)                                                                                      0.250             0.099
    Return on net assets before non-operating
     income/expenses (%) (Weighted average)                                                           3.28              7.72



                                                                                                        At                At
                                                                                                  30 June        31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
    -------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds (excluding minority interests)                                             141,809           139,039
    Net assets value per share (RMB Yuan) (Fully diluted)                                            1.636             1.604
    Adjusted net assets value per share (RMB Yuan)                                                   1.614             1.584



    *   Net profit before non-operating income/expenses reflects net profit for the reporting period of RMB4.504 billion adjusted for non-operating income of RMB144 million and non-operating expenses of RMB345 million, and an adjustment of RMB66 million of taxation as a result of the above adjustments.



2.  PRINCIPAL FINANCIAL DATA AND INDICATORS OF THE COMPANY FOR THE FIRST HALF OF 2002 PREPARED UNDER
    INTERNATIONAL FINANCIAL REPORTING STANDARDS

                                                                                                 Six-month         Six-month
                                                                                              period ended      period ended
                                                                                              30 June 2002      30 June 2001
                                                                                              RMB millions      RMB millions
    -------------------------------------------------------------------------------------------------------------------------
    Operating profit                                                                                10,707            16,458
    Net profit                                                                                       5,433             9,975
    Return on capital employed (%)                                                                    2.85              4.48
    Earnings per share (RMB Yuan)                                                                    0.063             0.119
    Net cash flows from operating activities per share
     (RMB Yuan)                                                                                      0.213             0.078



                                                                                                        At                At
                                                                                                  30 June        31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds (excluding minority interests)                                             145,572           147,669
    Net assets value per share (RMB Yuan)                                                            1.679             1.703
    Adjusted net assets value per share (RMB Yuan)                                                   1.657             1.683
    Debt/Equity ratio* (%)                                                                           32.62             31.21


    *  Debt/Equity ratio = Long-term loans/(Shareholders' funds + Long-term loans) x 100%



3.  DIFFERENCES BETWEEN NET INCOME AND SHAREHOLDERS' FUNDS PREPARED UNDER THE PRC ACCOUNTING RULES
    AND REGULATIONS AND international Financial reporting standards

    1. Analysis of the effects of the major differences between the PRC Accounting Rules and
       Regulations and IFRS on net income:
                                                                                                 Six-month         Six-month
                                                                                              period ended      period ended
                                                                                              30 June 2002      30 June 2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
       Net income under the PRC Accounting
          Rules and Regulations                                                                      4,504             8,511
       Adjustments:
          Depreciation of oil and gas properties                                                     1,211             1,855
          Capitalisation of general borrowing costs                                                     72               235
          Acquisition of Sinopec National Star                                                          58                58
          Revaluation of land use rights                                                                 8                 -
          Effects of the above adjustments on taxation                                                (420)             (684)
       Net income under IFRS                                                                         5,433             9,975



    2. Analysis of the effects of the major differences between the PRC Accounting Rules and
       Regulations and IFRS on shareholders' funds:

                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
       Shareholders' funds under the PRC
          Accounting Rules and Regulations                                                         141,809           139,039
       Adjustments:
          Depreciation of oil and gas properties                                                     8,012             6,801
          Capitalisation of general borrowing costs                                                    470               398
          Acquisition of Sinopec National Star                                                      (2,988)           (3,046)
          Revaluation of land use rights                                                              (832)                -
          Reversal of impairment losses
           on long-lived assets                                                                       (113)             (113)
          Dividends                                                                                  1,734             6,936
          Effects of the above adjustments on taxation                                              (2,520)           (2,346)
       Shareholders' funds under IFRS                                                              145,572           147,669



CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS


1. CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP. DURING THE REPORTING PERIOD (UNIT: 10,000 SHARES)


                                Prior to Increase/Decrease                   After
                                changes                                                                                changes
                                                               Capitalization
                                                                   of surplus
                                           Placing       Bonus       reserves    IPO      Others      Sub-total
-----------------------------------------------------------------------------------------------------------------------------
1. Shares not listed
    1. Promoter shares        4,774,256.1                                                                            4,774,256.1
       of which :
       State-owned shares     4,774,256.1                                                                            4,774,256.1

    2. Public domestic
       shares not in
       circulation (Note)        57,000.0                                       -57,000.0               -57,000.0              0

    3. Others                 1,937,939.0                                                                            1,937,939.0

    Total number of
    shares not in
    circulation               6,769,195.1                                       -57,000.0               -57,000.0    6,712,195.1

 2. Shares listed and
    in circulation

    1. Publicly listed
       domestic shares
       ("A shares")             223,000.0                                        57,000.0                57,000.0      280,000.0

    2. Overseas listed
       foreign shares
       ("H shares")           1,678,048.8                                                                            1,678,048.8

    Total number of shares
    listed and
    in circulation            1,901,048.8                                        57,000.0                57,000.0    1,958,048.8

 3. Total number of shares    8,670,243.9                                                                            8,670,243.9



    Note: The 570 million A shares held by domestic strategic investors with a lock-up period of eight months were tradeable on 8 April 2002 on the Shanghai Stock Exchange.


2.  SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

    As  at 30 June 2002, there were a total of 527,583 domestic and overseas shareholders of Sinopec
    Corp., of whom 504,957 were domestic shareholders and 22,626 were H shareholders. The shareholdings of the 10 largest shareholders of Sinopec Corp. were as follows:

                                                                                    Number of        Percentage
                                                                                  Shares held          of total
    Shareholder                                    Type of Shares held        (10,000 Shares)     shareholdings
    ------------------------------------------------------------------------------------------------------------
    China Petrochemical Group Company               State-owned Shares            4,774,256.1            55.06%
    HKSCC (Nominees) Limited                                  H Shares              894,989.3            10.32%
    China Development Bank                          State-owned Shares              877,557.0            10.12%
    China Xinda Assets Management Corp.             State-owned Shares              872,065.0            10.06%
    ExxonMobil Far East Holdings Ltd.                         H Shares              316,852.9             3.65%
    Shell Eastern (PTE) Ltd.                                  H Shares              196,642.2             2.27%
    bp Oil Espana S.A.                                        H Shares              182,922.9             2.11%
    China Orient Asset Management Corp.             State-owned Shares              129,641.0             1.50%
    Guo Tai Jun An Corp.*                           State-owned Shares               58,676.0             0.68%
    TOPGOAL Company                                           H Shares               33,906.5             0.39%


    *  Transferred from China Huarong Asset Management Corp. in April 2002.

    Among the top ten major shareholders of Sinopec Corp., Sinopec Corp. is not aware of any connection between themselves. Of the corporate shareholders (excluding HKSCC (Nominees) Limited) holding over 5% or above of the shares in Sinopec Corp., there were no changes in their shareholdings, pledges over or lock-ups of the shares held by them in the reporting period.

    Other than the aforesaid, as at 30 June 2002, Sinopec Corp. was not aware of any interests disclosable pursuant to section 16(1) of the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong.


BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2002, the PRC economy has continued to maintain rapid growth, with a GDP growth rate of 7.8%. In turn, this led to a stable growth in domestic demand for refined oil and petrochemical products. According to the Company's statistics, the apparent consumption of refined oil products (including gasoline, diesel and kerosene) in China during the first half of this year increased by 2.72% and the apparent consumption of petrochemical products (in terms of ethylene) increased by 14.5% over the same period last year. The Company believes that this is highly conducive to creating a positive market for the Company's business development. However, influenced by the depressed global oil and petrochemical industries, the average prices of crude oil and refined oil products in the first half of 2002 decreased over the same period of last year, and the recovery of the prices of petrochemical products was slow. Moreover, being the first year of China's entry into the World Trade Organization ("WTO"), the implementation of reduction of tariffs and market accession has further affected the prices of refined oil products and petrochemical products in the PRC, which in turn directly affected the Company's profit margin.

Looking back over the first half of 2002, still affected by the adverse market conditions of the previous year, the Company faced serious challenging market conditions during the first quarter of this year. In January and February of this year, domestic prices of crude oil, refined oil products and petrochemical products slipped to a low point; refining margins decreased; prices for refined oil products, especially for wholesale, were far below target prices. All these factors led to a drastic slip in performance of the Company during January and February of 2002. There has been an obvious recovery of the prices of crude oil and refined oil products since March, coupled with a recuperative rebound in prices for petrochemical products, leading to improved market conditions and business operations of the Company. By seizing market opportunities and focusing on market trends, the Company had obtained fairly good operating results in the second quarter of this year having riden through the tough market conditions in the first quarter.

Based on IFRS, the turnover and other operating revenues of the Company for the first half of 2002 was RMB146.197 billion, representing a decrease of 11.8% over the same period last year; and profit attributable to shareholders was RMB5.433 billion (profit attributable to shareholders for the first and second quarter were RMB0.542 billion and RMB4.891 billion, respectively), representing a decrease of RMB4.542 billion over the same period last year. Based on the number of shares of the Company in issue at the end of the reporting period, earnings per share was RMB0.063.

In the first half of 2002, based on the PRC Accounting Rules and Regulations, income from principal operations of the Company was RMB140,628 billion, representing a decrease of over 12.3% over the same period of last year. Net profit was RMB4.504 billion (net profit for the first and second quarter was RMB0.102 billion and RMB4.402 billion, respectively), representing a decrease of RMB4.007 billion over the same period of last year. Based on the number of shares in issue at the end of the reporting period, earnings per share was RMB0.052.

The Board of Directors has decided a distribution of an interim dividend for the first half of 2002 of RMB0.02 per share, which is equivalent to RMB2 per ADS.

1.  Production & Operation

(1) Exploration and Production Segment
    The international crude oil price in January and February of 2002 was relatively low, but it began to increase from March. However, the average crude oil price for the first half of 2002 was still much lower when compared to that in the same period last year. The Platt's Singapore average spot quote for Brent in the first half of the year was US$23.44 per barrel, representing a decrease of 12.4% over the same period last year. Domestic pricing for crude oil basically followed the price of crude oil in the international market. The average crude oil price realized by the Company during the first half of the year was US$19.96 per barrel, representing a decrease of 17.9% over the same period last year.


                               [GRAPHIC OMITTED]

                       Trend of International Crude Price


    Following a strategy of "expanding resources", and adhering to the unified principle of "reserves, production and profit", the Company attained good results in its exploration, development and production of crude oil and natural gas during the first half of 2002.

    Exploration: Through its exploration activities, the Company has made significant oil and gas discoveries in the western regions of China:
    Junggar Basin, Tarim Basin and surrounding areas of Tahe oil field, north of the Ordos Basin and west of the Sichuan Basin. The new discoveries in these regions may become an important resource of oil and gas. Further, the Company made rapid progress in its exploration activities in the surrounding areas of Shengli oil field, Zhongyuan oil field and Henan oil field in eastern China. The Company actively pursued Sino-foreign co-operations for the exploration of oil and gas resources at the same time, and have entered into an agreement with Petrochina Company Limited ("Petrochina") in relation to the West-East Gas Pipeline Project. There is also progress to the Company's co-operation with CNOOC Limited and other foreign companies in the exploration for oil and gas in the East China Sea. In the first half of 2002, the Company's newly added probable oil reserves amounted to approximately 120 million tonnes and newly added probable gas reserves reached 35.6 billion cubic metres.

    Development: Adhering to the principle of "giving priority to profitability, and prioritizing projects according to their feasibility", the Company selected technically feasible oil and gas reserves, optimised development plans and constructed facilities with high production capacity. In the first half of 2002, the newly added production capacity of oil and gas of the Company amounted to 3.05 million tonnes and 350 million cubic metres respectively.

    Production: The Company actively improved the management of its existing oil fields. Relying on technological advancements, increasing the efficiency of production and maintaining a stable production at its existing oil fields, the Company was able to put the new reserves into production in a timely manner. In the first half of 2002, the Company produced 132.43 million barrels of crude oil, representing an increase of 0.53% over the same period last year; and produced 87.8 billion cubic feet of natural gas, representing an increase of 23.5% over the same period last year.

    Operating Summary of the Exploration and Production Segment

                                                                      First Half            First Half                Change
                                                                            2002               2001                      (%)
                                                                      (including     (including    (excluding
                                                                         Sinopec        Sinopec       Sinopec
                                                                        National       National      National
                                                                           Star)          Star)         Star)
------------------------------------------------------------------------------------------------------------------------------
    Crude oil production (mmbbls)                                         132.43         131.73        123.23           0.53
    Natural gas production (bcf)                                            87.8           71.1          44.4           23.5
    Newly added proven crude oil reserves (mmbbls)                         178.5          167.9         142.6            6.3
    Newly added proven natural gas reserves (bcf)                          211.3            296            92          -28.6
    Proven crude oil reserves at the end of the reporting period (mmbbls)  3,262          3,215         2,972           1.46
    Proven natural gas reserves at the end of the reporting period (bcf)   3,683          3,773         1,047          -2.39


    Note: The conversion rate of crude oil is 1 tonne = 7.1 barrels, and the conversion rate of natural gas is 1 cubic metre = 35.31 cubic feet


(2) Refining Segment
    In the first half of 2002, affected by the international refined oil products market, the refining margins in China in January and February decreased to US$2.12 per barrel, in spite of the relative low price at the end of last year, and the decrease seriously affected the business results of the Company in the refining segment. The prices of refined oil products increased gradually during March, April and May while the prices of refined oil products in June remained at the same level as that in May. Although a remarkable increase was registered in crude oil prices during the same period, the refining margin was maintained at a fairly high level. The refining margin of the Company for the first half of 2002 was US$3.48 per barrel, representing a decrease of 4.9% over the same period last year.

    Based on the market conditions in the first half of 2002, the Company set the throughput of crude oil at an appropriate level, optimized on the allocation of crude oil resources, endeavored to reduce the costs for crude oil, and ensured that different types of crude oil are more adaptable to the varying processing characteristics of different refineries. In addition, the refining segment of the Company actively developed the markets for lubricants, LPG, petroleum coke and asphalt products. The Company promoted the business of processing externally sourced refining feedstock, increased the export of refined oil products and endeavoured to raise the utilization rate. Based on market conditions, the Company actively adjusted its product mix, and increased the production of petrochemical light oil, kerosene and diesel which were in shortage in the domestic market, while reducing the excess supply of gasoline in the domestic market. In the first half of 2002, the production volume of petrochemical light oil, kerosene and diesel increased by 14.41%, 2.65% and 1.18% respectively over the same period last year. While continuing to reduce production costs, the Company improved on all major technological and economic indicators in the refining segment. Light product yield reached 73.11%, representing an increase of 2.53 percentage points over the same period last year. Composite commercial yield reached 92.28%, representing an increase of 0.58 percentage points over the same period last year. The Company made significant progress in the reorganization of its lubricant oil business by establishing a Sinopec lubricant branch company which applied professional management. Relying on scientific and technological advancements and the improvement product quality, the new quality standards for diesel set by the State were met by the Company.

    Operating Summary of Refining Segment

                                                                              First Half        First Half            Change
                                                                                    2002              2001               (%)
-----------------------------------------------------------------------------------------------------------------------------
    Crude processing volume (mbbls/day)                                            2,070             2,109              -1.9
     Of which: Sour crude processing volume
      (mbbls/day)                                                                  378.6             396.7             -4.56
    Refinery utilization (%)                                                        79.4              80.4    -1 percentage
                                                                                                                       point
    Gasoline, diesel and kerosene production
     (million tonnes)                                                              30.34             30.53             -0.62
     Of which: gasoline (million tonnes)                                           9.248             9.721             -4.87
               diesel (million tonnes)                                            18.769             18.55              1.18
               kerosene (million tonnes)                                            2.32              2.26              2.65
    Petrochemical light oil (million tonnes)                                        7.62              6.66             14.41
    Light product yield (%)                                                        73.11             70.58   2.53 percentage
                                                                                                                      points
    Composite commercial yield (%)                                                 92.28             91.70   0.58 percentage
                                                                                                                      points

    Note:Crude oil processing volume is converted at 1 tonne = 7.35 barrels

(3) Marketing and Distribution Segment
    In the first half of 2002, the domestic demands for refined oil products continued to grow. However, there was an oversupply of refined oil products in the Company's principal market during the first half of 2002, subjecting the Company to fierce market competition. In particular, prices for refined oil products, especially for wholesale, were far below target prices during January and February. From the later half of February, the Company actively cooperated with the PRC government in its efforts in regulating the refined oil products market, and strengthened its co-ordination with other domestic suppliers of refined oil products in China. The Company controlled the throughput of refineries and the distribution of refined oil products in the market. In addition, the Company optimized on the deployment of refined oil products resources and actively developed markets, helping it to significantly improve its performance in the marketing and distribution Segment after March.

    The Company focused on increasing its sales volume of refined oil products, especially in retail sales volume and direct distribution during the first half of 2002. This has led to the improvement in the product mix in sales volume. The retail sales volume and direct distribution volume taken as a percentage of the Company's total domestic sales volume of refined oil products has increased from 58.5% in the same period of last year to 67.6%. The Company's retail market share in the prinicipal market has increased from 63% for the first half of last year to 67% in the reporting period. During the first half of 2002, the Company has revamped 216 existing petrol stations and added 194 petrol stations. The Company also improved and developed its retail sales network, and terminated franchise contracts with certain petrol stations which failed to meet the requirements of the Company.

    Operating Summary of the Marketing and Distribution Segment:

                                                                              First Half        First Half            Change
                                                                                    2002              2001               (%)
------------------------------------------------------------------------------------------------------------------------------
    Total domestic sales of refined oil products
     (thousand tonnes)                                                            34,070            33,670              1.19

     Of which: Retail sales of refined oil
                  products (thousand tonnes)                                      16,860            14,230             18.48

              Wholesale of refined oil
                  products (thousand tonnes)                                      11,030            13,960            -20.99

             Direct distribution volume of
                  refined oil products
                  (thousand tonnes)                                                6,180             5,480             12.77

    Average annual throughput per petrol
     station (tonne/station)                                                       1,506             1,394              8.03

    Percentage of retail volume to total
     sales volume (%)                                                               49.5              42.3               7.2
                                                                                                           percentage points

    Total number of petrol stations                                               27,489            27,749             -0.94
     Of which: number of self-operated
                  petrol stations                                                 24,256            23,565              2.93
               number of franchised
                  petrol stations                                                  3,233             4,184            -22.73


(4) Chemical Segment
    Benefiting from the continued growth of the PRC economy, domestic consumption of chemical products has maintained strong growth in the first half of 2002. The apparent domestic consumption of synthetic resin, synthetic rubber, synthetic fiber and monomers/polymers for synthetic fiber was 12.1 million tonnes, 0.69 million tonnes, 4.99 million tonnes, and 9.26 million tonnes respectively, representing increases of 12.4%, 13.1%, 19.4% and 19.3% respectively compared with the first half of last year. The chemical market in China is a market with enormous potential growth. As the largest producer of chemical products in China, Sinopec Corp. is well placed for further market expansion.

    Affected by the low prices of chemical products in the international market, domestic of chemical products remained relatively low in the first half of 2002. The international crude oil price started to increase at the end of February, leading to the increase of prices of ethylene, propylene and other major chemical products. At the same time, the downstream petrochemical processing industries entered into a busy season, leading to increasing demands, resulting in a marked increase of prices of petrochemical products in the PRC. The prices of petrochemical products continued to increase during March and April. However, the recovery of the prices of certain chemical prodducts slowed down and experienced downturn during May and June. The average prices of synthetic resin, synthetic rubber, synthetic fiber and monomers/polymers for synthetic fiber for the first half of 2002 decreased by 15.2%, 5.5%, 12.8% and 11.6% respectively against the same period of last year.

    In the first half of 2002, the Company further optimized the allocation of resources and has lifted its self-sufficiency rate of petrochemical light oil and the yield of ethylene. The majority of the Company's chemical production facilities were running at full-load except for those at planned revamping. The production of all major chemical products have increased considerably. The production volumes for synthetic resin, synthetic fiber and synthetic rubber have increased by 9.55%, 15.23% and 7.92% respectively over the same period last year. There were new developments in the adjustment of product mix, with increase in sales in the proportion of high value added products. The Company's production of performance compound for synthetic resin for the first half of the year was 869.7 thousand tonnes, up 27.71% over the same period last year, 53.54% of which were attributable to performance compound resins. The Company's production of differential fiber was 191.2 thousand tonnes, up 17.73% over the same period last year, of which 33.65% was attributable to differential fiber. The Company actively promoted market expansion, increasing the sales to production ratio, enabling the sales to production ratio for the Company's key petrochemical products to reach 99.6%, and the direct sales ratio accounting for 58%. In addition, the Company continued to actively promote the e-commerce of its chemical products. The sales of chemicals through e-commerce reached RMB8.21 billion, representing an increase of 10.9% over the same period last year. The Company believes this will help to consolidate its market share and increase the percentage of its direct sales.

                               [GRAPHIC OMITTED]

              Trend of Prices of Petrochemical Products in China

    Production of Major Chemicals:

                                                                2002              2001         Change
                                                          First Half        First Half            (%)
                                                           (thousand         (thousand
                                                             tonnes)           tonnes)
    ---------------------------------------------------------------------------------------------------
    Ethylene                                                   1,245             1,146           8.64
    Synthetic resin                                            1,838           1,677.7           9.55
     Of which: Performance compound resins                     869.7               681          27.71
    Synthetic fiber                                            568.2             493.1          15.23
     Of which: differential fiber                              191.2             162.4          17.73
    Monomer and polymers for synthetic fiber                 1,895.3           1,843.5           2.81
    Synthetic rubber                                           216.6             200.7           7.92
    Urea                                                     1,551.1           1,176.4          31.85


2.  Cost-saving
    In the first half of 2002, the Company has made serious efforts in carrying out its cost saving plan. On the basis of the reduction of major purchasing costs as of crude oil and others, attention was drawn to decreasing material consumption and energy consumption and optimizing allocation of resources and logistics. As such, the result in reducing costs was remarkable and the Company has effectively saved costs by RMB1.259 billion in the first half of 2002, accounting for 50.36% of the RMB2.5 billion cost saving target for the full year. Of which, RMB287 million was saved by the exploration and production segment, RMB399 million by the refining segment, RMB331 million by the marketing and distribution segment, and RMB242 million by the chemical segment.

3.  Capital expenditure
    In accordance with the Company's investment policy of "controlling total volume, centralizing decision making process, adjusting structure, optimizing projects and increasing the return", actual capital expenditures of the Company during the first half of 2002 were RMB19.911 billion, accounting for 57.71% of the planned capital expenditure of RMB34.5 billion for the whole year. A number of major projects proceeded smoothly. From a divisional analysis of the investments, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemical segment utilized 47.7%, 13.4%, 17.5% and 20.2% respectively of the total capital expenditures incurred in the first half of 2002.

    The planned capital expenditure for the exploration and production segment for the year 2002 is RMB16.475 billion, and the actual capital expenditures in this sector for the first half of 2002 were RMB9.502 billion, accounting for 57.68% of the planned total capital expenditure for the year. With the investment, the Company discovered probable oil reserves of approximately 120 million tonnes and probable gas reserves of approximately 35.6 billion cubic metres, and the newly added production capacity of oil and gas of the Company reached 3.05 million tonnes and 350 million cubic metres respectively.

    The planned capital expenditure for the refining segment for the year 2002 is RMB4.884 billion, and the actual capital expenditures in this sector for the first half of 2002 were RMB2.66 billion, utilizing 54.46% of the planned total capital expenditure for the year. Such capital expenditures were invested in the following projects: constructing facilities for processing sour crude in Zhenhai Refining & Chemical Corp. ("Zhenhai Refinery"), constructing facilities for processing sour crude oil for Shanghai Petrochemical Corp. ("Shanghai Petrochemical"), the revamping of the oil refining facilities of Shanghai Gaoqiao Company, and other projects in certain refineries for improving the quality of refined oil products. As a result of the above investments, the hydrogenation processing capacities for producing kerosene and diesel of the refining enterprises have increased, and the quality of gasoline satisfied the higher quality standards to be introduced by the State in 2003. In addition, the refineries were more flexible in their production, and more adaptable to changes of different types of crude oil, which will further enhance the competitiveness of the Company.

    The planned capital expenditure for the marketing and distribution segment for the year 2002 is RMB4.533 billion, and the actual capital expenditures in this sector for the first half of 2002 were RMB3.477 billion, accounting for 76.7% of the planned total capital expenditure for the year. The capital expenditure was for the renovation of 216 existing petrol stations and the newly added of 194 petrol stations.

    The planned capital expenditure for the chemical segment for the year 2002 is RMB8.272 billion, and the actual capital expenditures in this sector for the first half of 2002 were RMB4.016 billion, representing a 48.55% of the planned total capital expenditure for the year. Such capital expenditure was mainly invested in the following projects: the second round revamping of the ethylene facilities in Shanghai Petrochemical and in Yangzi Petrochemical Corp. (Yangzi Petrochemical), and a 450,000 tonnes PTA project based in Yizheng. 400,000 tonnes of PX project based in Zhenhai Refinery, of which the investment in the second round revamping of the ethylene facilities in Shanghai Petrochemical has been completed and put into production.

BUSINESS PROSPECTS

1.  Market Analysis
    In the first half of 2002, prices of crude oil, refined oil products and major chemical products in the global market all rose up to different extents. At present, the prices of crude oil and refined oil products remain high, while the chemical industry slowly rebounded from cyclical trough. Looking into the future, the Company believes that in the second half of 2002, the market conditions in China conditions and the general trend of the industry will feature the following:

    o The global economy is still uncertain. However, China's economy will maintain a steady, fast and healthy growing momentum, which will create more demands for petrochemical products in China and a positive market environment for the operation of the Company;

    o According to the analysis of the global demand-supply of crude oil, it is expected that the price of crude oil in the global market will remain at a relatively high level in the second halfof 2002;

    o It is estimated that the price of refined oil products in the global market will be moving in line with the price of crude oil. At present, the price of refined oil product in the global market fluctuates slightly, and the Company expects to maintain a relatively stable refining margin at the current level, which is expected to be kept relatively stable;

    o The PRC government's great efforts in regulating the market order for refined oil products and the operation of petrol stations will achieve positive effects, and it is predicted that the market conditions for refined oil products will further improve;

    o As the cycle for chemical products gradually rebounds, it is expected that the prices of chemical products will climb up gradually;

    o After China's entry into the WTO, tariff reductions and market accession have speeded up the internationalisation globalisation of China's petrochemical industry. The Company believes that it will face more competitions from its international peers.

2.  Production and Business Operations
    Based on the market analysis, the Company plans to adopt the following operating strategies in the second half of this year.

    (1)Exploration and Production Segment
       The Company will focus on the exploration in Junggar basin, Tarim basin and other areas in western China with a view for substantial breakthrough. At the same time the Company will continue to explore for the concealed and faulted block oil reserves in eastern China through rolling exploration measures to ensure a replacement rate over 100%. The Company will also initiate the exploration in South China Marine Phase so as to lay a firm foundation for the substitution of resources. The Company will continue to strengthen the development of the national gas market, actively participate in the West-East Gas Pipeline Project and make progress on gas development projects in the gas field of East China sea and western Sichuan province.

       The Company will seize favorable market opportunities to increase the yield of oil fields through advanced technology, remain the production in existing oil fields, strengthen the management of the natural gas production and business operations and increase the commercial yield of natural gas. The Company will also further improve its management and reduce production costs of oil and gas. It plans to produce 19.15 million tonnes of crude oil and 2.5 billion cubic metres of natural gas in the second half of this year, representing an increase of 1.59% and 0.57% over that of the first half of 2002 respectively.

    (2)Refining Segment
       The Company plans to closely monitor and analysize the changes of, and opportunities arising in, the international crude oil market, adopt flexible means to lower the purchasing costs for crude oil. The Company will continue to adjust its product mix, increase the production of chemical light oil products, meet the demand of the expansion capability of ethylene plants, and promote the sales of gasoline of higher grades, as well as increase production of those products with high added value. The Company will, on the basis of the market situation, process externally sourced refining feedstock and increase exports, with the aim to lift the utilization rate as high as possible. The Company will also carry out in-depth processing measures aiming at increasing light yield and composite commercial yield. The Company intends to start the construction of the Ningbo-Shanghai-Nanjing crude oil storage and transportation project. In addition, the Company will strive to promote the sales of lubricant, LPG, petroleum coke, asphalt and etc, so as to increase its market share. In the second half of 2002, the Company plans to process 53.10 million tonnes of crude oil, representing an increase of 4.24% over that of the first half of this year.

    (3)Marketing Segment
       The Company will continue to coordinate with the PRC government to regulate the refined oil product market, to reinforce our cooperation and relationship with other refined oil products suppliers in China, and make efforts to increase its market shares so as to achieve normal market order and stablize product prices. The Company plans to further improve sales mix, continuously increase the retail and direct distribution volume. With a view to develop and improve our retail sales networks, the Company will take the expansion of highway gas stations, water ways and rural marketing networks as major drivers of our sales growth, with constant efforts in optimization of the resources and management of existing gas stations in order to further promote the sales volume recorded by each single gas station. The Company will carry forward its cooperation with Shell, bp & Exxon Mobil in terms of retail sales business. For the second half of 2002, the Company plans to sell 35 million tonnes of refined oil products in China, including
       17.5 million tonnes of retail and 6.6 million tonnes of direct distribution sales, representing an increase of 2.73%, 3.8% and 6.80% respectively over that of the first half of this year.

    (4)Chemical Segment
       While seizing market opportunities, the Company plans to continue to maintain the production of major chemical facilities at full utilization. The Company will effectively promote the second round revamping of the ethylene renovation project in Yangzi Petrochemical to place the project in operation as soon as possible. The Company will enhance the combination of production, science & technology and sales, make efforts to produce products which are popular in the market, increase the proportion of direct sales, and increase the Company's market share. The Company will take advantage of its easy access to the market, and try to obtain a sales to production ratio at 100%. The Company is to speed up the construction of a large ethylene project in Nanjing through cooperation with BASF Co., and another similar project in Shanghai through cooperation with bp. In the second half of 2002, the Company plans to produce 1.335 million tonnes of ethylene, representing an increase of 7.23% over that of the first half of 2002, and accordingly to increase the production of the three major synthetic materials.

       In the second half of 2002, the Company will seize market opportunities, adhere to the corporate strategy of "expanding resources, expanding markets, cost-saving, and disciplined investments", so as to concentrate our strengths to increase the Company's market share, to improve efficiency and to maximize both corporate profits and investment returns to shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED ACCOUNTS AND THE ACCOMPANYING NOTES. THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION IS DERIVED FROM THE COMPANY'S AUDITED ACCOUNTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH IFRS. THE RESULTS OF OPERATIONS AND FINANCIAL INFORMATION PRESENTED HEREUNDER INCLUDE THOSE OF SINOPEC NATIONAL STAR.

1.  CONSOLIDATED RESULTS OF OPERATIONS
    In the first half of 2002, the Company's turnover and other operating revenues, operating profit and profit attributable to shareholders were RMB146.2 billion, RMB10.7 billion and RMB5.4 billion, respectively, down by 11.8%, 35.2% and 46%, respectively, from those in the first half of 2001. The decline was primarily due to the negative influences from international crude oil markets. In January and February, prices of domestic crude oil, petroleum products and chemicals slipped to a low point, refining margins decreased, and the prices of petroleum products and especially the wholesale were below target prices. Since March 2002, the market condition as well as the Company's operating profit have gradually improved. In the first quarter of 2002, the Company's operating profit was RMB1.6 billion, and in the second quarter of 2002, the Company's operating profit increased to RMB9.1 billion, accounting for 85% of the RMB10.7 billion operating profit for the first half of 2002.

    1.1   Turnover and other operating revenues

          In the first half of 2002, the Company's turnover and other operating revenues were RMB146.2 billion, down by 11.8% from those in the first half of 2001. The Company's turnover and other operating revenues in the first quarter of 2002 were RMB66 billion, and those in the second quarter were RMB80.2 billion. In the first half of 2002, the Company's turnover was RMB140.6 billion, down by 12.3% from that in the first half of 2001. The decline was largely due to the lower prices of crude oil, petroleum products and chemicals in the first half of 2002 compared to those in the first half of 2001.

The table below shows the main items in the consolidated income statement for the indicated periods of the Company.

                                                                                  Six-month periods ended         Percentage
                                                                                          30 June                Change from
                                                                                    2002              2001      2001 to 2002
                                                                                      (RMB billions)                     (%)
------------------------------------------------------------------------------------------------------------------------------
Turnover and other operating revenues                                              146.2             165.8             (11.8)
    Turnover                                                                       140.6             160.3             (12.3)
    Other operating revenues                                                         5.6               5.5               1.8

Operating expenses                                                                (135.5)           (149.3)             (9.2)
    Purchased crude oil, products and
     operating supplies and expenses                                              (100.6)           (115.4)            (12.8)

    Selling, general and
     administrative expenses                                                        (9.8)             (8.3)             18.1

    Depreciation, depletion and amortization                                       (11.3)            (10.4)              8.7
    Exploration expenses
     (including dry holes)                                                          (1.9)             (1.9)              0.0

    Personnel expenses                                                              (5.9)             (5.8)              1.7
    Employee reduction expenses                                                        0              (1.3)           (100.0)
    Taxes other than income tax                                                     (5.8)             (5.9)             (1.7)
    Other operating expenses, net                                                   (0.2)             (0.3)            (33.3)
Operating profit                                                                    10.7              16.5             (35.2)
Net finance costs                                                                   (2.3)             (2.1)              9.5
Investment income and share of profits less losses
 from associates and jointly controlled entities                                     0.1               0.3             (66.7)
Profit from ordinary activities
 before taxation                                                                     8.5              14.7             (42.2)

Taxation                                                                            (2.6)             (4.1)            (36.6)
Profit from ordinary activities
 after taxation                                                                      5.9              10.6             (44.3)

Minority interests                                                                  (0.5)             (0.6)            (16.7)
Profit attributable to shareholders                                                  5.4              10.0             (46.0)


          Sales of crude oil and natural gas

          The Company produces crude oil principally to supply its refining and chemical operations. Natural gas and a relatively small portion of the Company's crude oil production are sold to the refineries owned by Sinopec Group Company and third party customers. In the first half of 2002, the Company's revenues from the external sales of crude oil and natural gas were RMB5.2 billion, accounting for approximately 3.6% of the Company's turnover and other operating revenues and down by 8.8% compared to the first half of 2001. The decline was largely due to the decrease in crude oil price and volume of crude oil sold externally, which was partially offset by the increased sales volume of natural gas. The realized crude oil price was RMB1,097.12 per tonne (approximately US$18.66 per barrel) in the first half of 2002, down by 13.5% from that in the first half of 2001. The sales volume of crude oil in the first half of 2002 dropped by 6.4% from that in the first half of 2001 to 3,224 thousand tonnes. The sales volume of natural gas was up by 11.4% from that in the first half of 2001 to 1.563 billion cubic metres in the first half of 2002.

          Sales of petroleum products

          Both the refining and the marketing and distribution segments of the Company make external sales of petroleum products, which consist primarily of gasoline, diesel, kerosene and jet fuel and other refined products. In the first half of 2002, the revenues from sales of petroleum products by these two segments reached RMB103.1 billion, accounting for approximately 70.5% in the Company's turnover and other operating revenues and down by 14.5% from that in the first half of 2001.

          In the first half of 2002, revenues from sales of gasoline and diesel were RMB75 billion, accounting for 72.7% of the Company's revenues from sales of refined petroleum products and down by 15.5% from that in the first half of 2001. Among which, the revenues from gasoline sales were RMB28.7 billion in the first half of 2002, down by 16.3% from that in the first half of 2001; the revenues from diesel sales were RMB46.3 billion in the first half of 2002, down by 15% from that in the first half of 2001. The Company's revenues from sales of other refined petroleum products (including kerosene, LPG, chemicals feedstock, and lubricating oils etc.) were RMB28.1 billion, accounting for 27.3% of the Company's total revenues from sales of refined petroleum products and down by 11.6% from that in the first half of 2001. The decline of revenues from sales of gasoline, diesel oil and other refined petroleum products was largely due to their lower realized prices in the first half of 2002.

          Sales of chemical products

          In the first half of 2002, the revenues from sales of chemical products were RMB24.8 billion, accounting for 17% in the Company's turnover and other operating revenues and down by 4.9% from that in the first half of 2001. The decline was primarily due to lower realized prices of the chemical products other than fertilizers. While some of our chemical facilities have been revamped resulting in increased production and the external sales volume of chemicals products increased by different extents, the realized prices of synthetic fiber monomers and polymers, synthetic resins, synthetic fiber and synthetic rubbers dropped by 11.6%, 15.2%, 12.8% and 5.5%, respectively, from those in the first half of 2001. Realized price of fertilizers was up by 13.6% from that in the first halfof 2001.

    1.2   Operating expenses

          In the first half of 2002, the operating expenses of the Company were RMB135.5 billion, down by 9.2% from that in the first half of 2001. The changes of operating expenses were mainly lies in:

          Purchased crude oil, products and operating supplies and expenses

          In the first half of 2002, the purchased crude oil, products and operating supplies and expenses were RMB100.6 billion, accounting for 74.2% of the operating expenses and down by 12.8% from that in the first half of 2001. Among which, the purchased crude oil expense was RMB51.4 billion, down by 19.1% from that in the first half of 2001. The decline was largely due to: (1) the Company's throughout of crude oil purchased through outsourcing dropped to 36.11 million tonnes, down by 2.2% from that in the first half of 2001; (2) the lower crude oil prices in the international market brought down the average prices of crude oil purchased by the Company externally. Average price of crude oil purchased by the Company externally fell to RMB1,424.73 per tonne (approximately US$23.57 per barrel) in the first half of 2002, down by 17.2% from that in the first half of 2001.

          In the first half of 2002, the Company's purchasing expense of other raw materials and operating supplies and expenses were RMB49.2 billion, down by 5% from that in the first half of 2001. The decline was largely due to the decrease of the Company's purchasing expenses of gasoline, diesel and chemical feedstock as well as ancillary materials.

          Selling, general and administrative expenses

          The Company's selling, general and administrative expenses were RMB9.8 billion, up by 18.1% from that in the first half of 2001. Such an increase was largely due to: (1) compared to the first half of 2002, the Company in the first half of 2001 had more reversal of allowance for doubtful accounts as a result of certain collections of debt in arrears and more reversal of provision for diminution in value of inventories; and (2) in the first half of 2002, the Company increased the sales volume of refined products and market shares, and the proportion of its retail sales of refined products compared to that in the first half of 2001 which in turn led to an increase of the relevant operating expenses accordingly.

          Depreciation, depletion and amortization

          The depreciation, depletion and amortization expenses of the Company were RMB11.3 billion, up by 8.7% from that in the first half of 2001. The increase was largely due to the increased property, plants, equipment and other petroleum and natural gas assets formed as a result of capital expenditure made by the Company.

          Personnel expenses

          In the first half of 2002, the personnel expenses of the Company were RMB5.9 billion, up by 1.7% from that in the first half of 2001. The Company's cost saving achieved by reduction of 68,000 employees in 2001 was offset by the following factors: (1) the Company changed its performance bonus review method from its former "year-end overall review" to a new "regular reviews plus year-end review". As a result, in the first half of 2002, the Company's reserves for year-end payment for wages accounted for a lower proportion of the total amount of wages in 2002 compared to that in the first half of 2001, which is accompanied by an increase of personnel expenses by RMB550 million in the first half of 2002; and (2) certain branches and subsidiaries of the Company have accrued employee bonuses in the amount of approximately RMB250 million.

    1.3   Operating profit

          In the first half of 2002, the operating profit of the Company was RMB10.7 billion, down by 35.2% from that in the first half of 2001.

    1.4    Net finance costs
          In the first half of 2002, the Company's net finance costs were RMB2.3 billion, up by 9.5% from that in the first half of 2001. Among others, reduction of loan amounts and lower interests led to a decrease in interest expense of RMB700 million; reduction in the time deposits led to a decrease of interest income of RMB600 million; and as a result of Japanese Yen's appreciation, the net foreign exchange loss increased by approximately RMB400 million.

    1.5   Profit attributable to shareholders
          In the first half of 2002, the profit attributable to shareholders were RMB5.4 billion, down by 46% from that in the first half of 2001.

2.  DISCUSSION OF SEGMENT OPERATIONS
    The Company divides its operations into four business segments, namely, exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise indicated, the financial data discussed in this section do not eliminate the inter-segment transactions and the operating revenue data of each segment include other operating revenues of each segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

                                       Six-month periods ended          As a percentage of               As a percentage of
                                               30 June                   the consolidated                 the consolidated
                                                                        operating revenues               operating revenues
                                                                       before elimination of            after elimination of
                                                                        inter-segment sales              inter-segment sales
                                                                      Six-month periods ended          Six-month periods ended
                                                                              30 June                          30 June
------------------------------------------------------------------------------------------------------------------------------
                                        2002            2001            2002            2001            2002            2001
------------------------------------------------------------------------------------------------------------------------------
                                           (RMB billions)                       (%)                              (%)
-------------------------------------------------------------------------------------------------------------------------------
Exploration and Production
    External sales(1)                    7.6             8.2             3.2             2.9             5.2             4.9
    Inter-segment sales                 17.2            21.7             7.1             7.8
    Operating revenues                  24.8            29.9            10.3            10.7
Refining
    External sales(1)                   23.0            27.7             9.6            10.0            15.7            16.7
    Inter-segment sales                 69.5            81.6            28.9            29.3
    Operating revenues                  92.5           109.3            38.5            39.3
Marketing and Distribution
    External sales(1)                   81.1            93.9            33.7            33.7            55.5            56.6
    Inter-segment sales                  1.3             1.4             0.6             0.5
    Operating revenues                  82.4            95.3            34.3            34.2
Chemicals
    External sales(1)                   26.7            27.7            11.1            10.0            18.3            16.7
    Inter-segment sales                  2.8             2.9             1.2             1.0
    Operating revenues                  29.5            30.6            12.3            11.0
Corporate and others
    External sales(1)                    7.8             8.3             3.2             3.0             5.3             5.0
    Inter-segment sales                  3.5             4.9             1.5             1.7
    Operating revenues                  11.3            13.2             4.7             4.7
Operating revenues before elimination
 of inter-segment sales                240.5           278.3           100.0           100.0
Elimination of inter-segment sales      94.3           112.5
Consolidated operating revenues        146.2           165.8                                           100.0           100.0

Note:    (1) inclusive of other operating revenues.


The following table shows the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated.

                                     Six-month periods        Percentage change
                                      ended 30 June               from 1st half
                                                                     of 2001 to
                                     2002          2001        1st half of 2002
                                         (RMB billions)                     (%)
-------------------------------------------------------------------------------

Exploration and Production
    Operating revenues               24.8           29.9                (17.1)
    Operating expenses               18.2           17.7                  2.8
    Operating profit                  6.6           12.2                (45.9)
Refining
    Operating revenues               92.5          109.3                (15.4)
    Operating expenses               90.9          106.5                (14.6)
    Operating profit                  1.6            2.8                (42.9)
Marketing and Distribution
    Operating revenues               82.4           95.3                (13.5)
    Operating expenses               79.1           94.3                (16.1)
    Operating profit                  3.3            1.0                230.0
Chemicals
    Operating revenues               29.5           30.6                 (3.6)
    Operating expenses               30.0           30.4                 (1.3)
    Operating profit                 (0.5)           0.2               (350.0)
Corporate and others
    Operating revenues               11.3           13.2                (14.4)
    Operating expenses               11.6           12.8                 (9.4)
    Operating profit                 (0.3)           0.4               (175.0)


    2.1   Exploration and Production Segment

       (1) Operating revenues: The exploration and productions segment produces crude oil principally to supply the Company's refining and chemical operations. Natural gas and a relatively small portion of the Company's crude oil production are sold to the refineries owned by Sinopec Group Company and third party customers. In the first half of 2002, the operating revenues of the exploration and production segment were RMB24.8 billion, down by 17.1% compared to that in the first half of 2001. Among which, this segment's operating revenues in the first quarter of 2002 were RMB11 billion, and that in the second quarter of 2002 were RMB13.8 billion. This is mainly due to the depressed crude oil price in the international market in the first half of 2002 (especially in January and February 2002), which caused the realized sales price of crude oil by this segment, to decline accordingly.

       (2) Sales of crude oil and natural gas: In the first half of 2002, this segment sold 17.79 million tonnes of crude oil, down by 2.1% from that in the first half of 2001. In the first half of 2002, this segment sold 1.622 billion cubic metres of natural gas, up by 7.8% from that in the first half of 2001. The increase of sales volume of natural gas was mainly a result of the increased the natural gas production.

            In the first half of 2002, the average realized price of crude oil of the Company was RMB1,173.52 per tonne (approximately US$19.96 per barrel), down by 17.9% from that in the first half of 2001. In the first half of 2002, the average realized price of natural gas of the Company was RMB584 per thousand cubic metres, up by 3.4% from that in the first halfof 2001.

       (3) Operating expenses: In the first half of 2002, the operating expenses of the exploration and production segment were RMB18.2 billion, up by 2.8% from that in the first half of 2001. This increase was principally due to an increase of crude oil and natural gas assets formed as a result of capital expenditure, which resulted in a corresponding increase of depletion. In the first half of 2002, the depreciation, depletion and amortization expenses were RMB4.1 billion, up by 19.2% from that in the first half of 2001. Compared to the first half of 2001, the first half of 2002 witnessed this segment continually adopted such measures as enhancement of water-injection efficiency to further cut-down operating costs, which brought down the cash operating cost in the production of crude oil and natural gas by 3.1%, from US$6.19 per barrel in the first half of 2001 to US$6.0 per barrel in the first half of 2002.

            In the first half of 2002, the operating profit of the exploration and production segment was RMB6.6 billion, down by 45.9% from that in the first half of 2001. Of which, the operating profit in the first quarter of 2002 was RMB2 billion, and that in the second quarter was RMB4.6 billion.

    2.2   Refining Segment

       (1) Operating revenues: The activities of the refining segment include purchasing crude oil from the exploration and production segment and from third parties, processing of crude oil into refined petroleum products, sale of such products to marketing and distribution segment and to domestic and overseas customers. In the first half of 2002, this segment's operating revenues were RMB92.5 billion, down by 15.4% from that in the first half of 2001. This decline was mainly due to lower realized prices of refined petroleum products.

       (2) Sales of petroleum products: In the first half of 2002, the refining segment sold 9.07 million tonnes of gasoline (down by 5.9% from that in the first half of 2001) at an average realized price of RMB2,068.42 per tonne (down by 19.4% from that in the first half of 2001), and realized a sales revenues of RMB18.8 billion from sales of gasoline (down by 23.9% from that in the first half of 2001), accounting for approximately 20.3% in the total operating revenues of the refining segment.

            In the first half of 2002, the refining segment sold 18.61 million tonnes of diesel (down by 1% from that in the first half of 2001), at an average realized price of RMB1,939.18 per tonne (down by 14.2% from that in the first half of 2001), and realized a sales revenue of RMB36.1 billion (down by 15.1%, from that in the first half of 2001), accounting for approximately 39% in the total operating revenues of the refining segment.

       In the first half of 2002, the refining segment sold 11.36 million tonnes of chemical feedstock (up by 5.4% from that in the first half of 2001) at an average realized price of RMB1,788.89 per tonne (down by 12.2% from that in the first half of 2001), and realized a sales revenue of RMB20.3 billion (down by 7.7% from that in the first half of 2001), accounting for approximately 21.9% in the total operating revenues of the segment. The proportion of inter-segment supply of chemical feedstock increased in the first half of 2002.

       (3) Operating expenses: In the first half of 2002, the operating expenses of the refining segment were RMB90.9 billion, down by 14.6% from that in the fist half of 2001. This was primarily due to the lower crude oil price in the international market. In the first half of 2002, the refining segment processed approximately
            50.86 million tonnes of crude oil at an average purchase price of RMB1,382.33 per tonne, and the total purchase expense of crude oil amounted to RMB70.3 billion, accounting for 77.3% of the total operating expenses of the refining segment; whereas in the first half of 2001, the refining segment processed approximately 51.76 million tonnes of crude oil at an average purchase price of RMB1,688.02 per tonne, and the total purchase expense of crude oil amounted to RMB87.4 billion, accounting for 82.1% of the total operating expenses of the refining segment.

            In the first half of 2002, the unit cash operating cost of this segment (the operating expenses less purchase expense of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the volume of crude oil and refining feedstocks processed) was US$2.02 per barrel, down by 2.4% from that at US$2.07 per barrel in the first half of 2001. Such a decrease was largely due to the implementation of cost-cutting measures by the refining segment.

            In the first half of 2002, the refining margin (the sales revenues less the purchasing costs of crude oil and refining feedstock as well as the taxes other than income tax and divided by the volume of crude oil and refining feedstocks processed) was approximately US$3.48 per barrel, decreased by 5.2% from that of US$3.67 per barrel in the first half of 2001. Such a decline was largely due to the negative influences by the market conditions of the international petroleum and petrochemical industries, which caused the segment's operating revenues to drop significantly from that in the first half of 2001. In particular, the refining margin of the Company operations was even more affected in January and February of 2002 by the adverse market conditions.

          In the first half of 2002, the operating profit of the refining segment of the Company was RMB1.6 billion, down by 42.9% from that in the first half of 2001. Of which, the operating loss in the first quarter of 2002 was RMB400 million, and the operating profit in the second quarter was RMB2 billion.

2.3    Marketing and Distribution Segment

       (1) Operating revenues: The activities of the marketing and distribution segment include purchase of refined petroleum products from the refining segment and third parties, wholesale of such petroleum products to large customers (including military, railway and other special customers), retail sale of such products through the Company's retail distribution network, and provision of related services. In the first half of 2002, the operating revenues of this segment amounted to RMB82.4 billion, down by 13.5% from that in the first half of 2001. Such a decline was mainly due to lower wholesale and retail prices of gasoline and diesel.

       (2) Sales of refined products: The proportions taken up by the retail sales revenue of gasoline and diesel in the segment's operating revenues were further enhanced in the first half of 2002, while the proportion of wholesale sales revenue of gasoline and diesel further decreased. In the first half of 2002, the retail sales revenues of gasoline and diesel accounted for approximately 44.3% of the operating revenues of this segment, up from 37.8% in the first half of 2001. In the first half of 2002, the wholesale revenues of gasoline and diesel accounted for 44.8% of the operating revenues of this segment, down from 51% in the first half of 2001.

       In the first half of 2001, the retail volume of gasoline and diesel accounted for 45.1% of the total sales volume of gasoline and diesel, up from 39.4% in the first half of 2001, while the wholesale volume of gasoline and diesel accounted for 54.9% in the total sales volume of gasoline and diesel, down from 60.6% in the first half of 2001. The increase of proportion of retail volume in the total sales volume of gasoline and diesel, and the increase of proportion of retail sales revenues in the total sales revenues of gasoline and diesel are primarily due to the addition of an increasing number of retail outlets by the Company, further optimization of the deployment of existing gas stations, and further improvement of service quality, which led to an increase in the average throughput at each gas station.

In the first half of 2002, the sales revenue of gasoline was RMB26.6 billion, down by 13.1% from that in the first half of 2001, of which:

       o The average realized retail price was RMB2,811.83 per tonne, down by 12.5% from that in the first half of 2001; the retail volume was 5.9 million tonnes, up by 16.5% from that in the first half of 2001.

       o The average realized wholesale price was RMB2,282.89 per tonne, down by 18.6% from that in the first half of 2001; the wholesale volume (including those distributed and directly sold to special customers) in the first half of 2002 was approximately 4.39 million tonnes, down by 14.3% from that in the first half of 2001.

In the first half of 2002, the sales revenue of diesel was RMB46.8 billion, down by 13.3% from that in the first half of 2001, of which:

       o The average realized retail price was RMB2,346.03 per tonne, down by 11.8% from that in the first half of 2001; the retail volume was 8.47 million tonnes, up by 14.3% from that in the first half of 2001.

       o The average realized wholesale price was RMB2,055.09 per tonne, down by 15.5% from that in the first half of 2001; the wholesale volume (including those distributed and directly sold to special customers) in the first half of 2002 was about 13.11 million tonnes, down by 7% from that in the first halfof 2001.

       (3) Operating expenses: In the first half of 2002, the operating expenses of the marketing and distribution segment were RMB79.1 billion, down by 16.1% from that in the first half of 2001. This was largely due to: in the first half of 2002, the purchase expenses of gasoline and diesel were RMB64.4 billion (down by 16.9% from that in the first half of 2001), accounting for approximately 81.3% in the operating expenses of the marketing and distribution segment. In the first half of 2002, the realized purchase prices of gasoline and diesel dropped by 21.3% and 15.5%, respectively, from those in the first half of 2001, to RMB2,119.69 per tonne and RMB1,971.53 per tonne respectively. The volumes of purchased gasoline and diesel were up by 1.1% and 0.4% in the first half of 2002 from those in the first half of 2001 to 10.29 million tonnes and 21.58 million tonnes, respectively.

            In the first half of 2002, the cash operating cost of the marketing and distribution segment (the operating expenses less purchase costs of goods, taxes other than income tax, depreciation, depletion and amortization and divided by the sales volume) was RMB161 per tonne, down by approximately 3% from RMB166 per tonne in the first half of 2001.

            In the first half of 2002, the operating profit of the marketing and distribution segment was RMB3.3 billion, up by 230% from that in the first half of 2001. This increase was largely due to: (1) the purchase costs of gasoline and diesel decreased in the extent greater than the decrease of the sales revenues of gasoline and diesel; (2) the proportion of retail sales of gasoline and diesel in this segment's operating revenues was further increased; (3) the decrease in the segment's cash operating cost.

            This segment faced fierce competition in the market in the first half of 2002, and recorded a low operating profit in January and February of 2002 due to the market condition of more supply than demand. In the first quarter of 2002, this segment's operating profit was RMB800 million. However, since the late February, the Company has played an active role in coordinating with the Chinese government in regulating and promoting an orderly market of refined products, controling its processing volume of crude oil and the volume of refined products it provides for the market, optimizing the deployment of resources, increasing the retail sales proportion, and improving its product mix for better sales results. In the meantime, the Company further improved and developed its retail network, and managed to sell in accordance with the retail guidance prices. As a result of such efforts, the retail sales performance after March was enhanced, and the Company's operating profit in the second quarter of 2002 increased to RMB2.5 billion.

    2.4   Chemicals Segment

       (1) Operating revenues: The business activities of the chemicals segment include purchase of petroleum products from the refining segment and third parties as feedstock, production, distribution and selling of petrochemical and inorganic chemical products. The operating revenues of the chemicals segment in the first half of 2002 were RMB29.5 billion, down by 3.6% from that in the first half of 2001. Such a decline was largely due to lower prices of chemical products, which were partially offset by the increased sales volumes of certain chemical products.

       (2) Sales of chemical products: In the first half of 2002, the sales revenues of the six major chemical product categories of this segment (intermediate petrochemicals, synthetic resins, synthetic rubbers, synthetic fiber, synthetic fiber monomers and polymers, fertilizers) amounted to RMB25.3 billion, accounting for 85.8% of the operating revenues of the segment and down by 4.5% from that in the first half of 2001.

            The following table shows the sales volumes, average realized prices and percentage changes of various categories of chemical products of the chemicals segment in the first half of 2001 and the first half of 2002.

                                                                                               Average realized prices
                                            Sales volume (10,000 tonnes)                         First Half of Year
                                                 First Half of Year                                (RMB per tonne)
                                        2002            2001  Rate of change          2002        2001              Rate of change
----------------------------------------------------------------------------------------------------------------------------------
                                                                         (%)                                             (%)
Intermediate petrochemicals            272.7           258.4             5.5        2,248.35        2,800.05           (19.7)
Synthetic resins                       146.3           133.0            10.0        5,006.37        5,902.85           (15.2)
Synthetic rubbers                       21.2            21.8            (2.8)       5,863.28        6,202.31            (5.5)
Synthetic fiber                         56.6            45.6            24.1        8,023.26        9,204.21           (12.8)
Synthetic fiber monomers and polymers   81.2            74.8             8.6        5,361.17        6,065.78           (11.6)
Fertilizers                            159.9           141.5            13.0        1,086.87          955.87            13.7
Total                                  737.9           675.1             9.3        3,433.09        3,928.62           (12.6)


       (3) Operating expenses: In the first half of 2002, this segment's operating expenses amounted to RMB30 billion, down by 1.3% from that in the first half of 2001. Such a decline was largely due to the lower prices of chemical feedstock, which was partially offset by the increased volume of chemical feedstock and ancillary materials as a result of increased production.

            In the first half of 2002, the operating loss of the chemicals segment was approximately RMB500 million, down by about RMB700 million from the operating profit in the first half of 2001. Such a decline was mainly due to the fact that prices of chemical products in January and February plunged to a new low level, which caused the segment's operating revenues in the first half of 2002 dropped significantly compared to those in the first half of 2001. In particular, the operating loss in the first quarter of 2002 was RMB700 million; and the operating profit in the second quarter as a result of better market conditions was RMB200 million.

    2.5   Corporate and others
          The corporate and others segment includes import and export activities of the Company's trading subsidiaries and the research and development activities of the Company.

          In the first half of 2002, the operating revenues of corporate and others were RMB11.3 billion, down by 14.4% from that in the first half of 2001. The operating revenues comprised mainly consolidated operating revenues of Sinopec (HK), Sinopec (Singapore) and Unipec as well as other subsidiaries.

          The subsidiaries included in this segment had operating expenses of RMB11.2 billion in the first half of 2002, down by 12.5% from those in the first half of 2001. The operating profits of these subsidiaries were RMB100 million, down by 83.3% from those in the first half of 2001. The sharp decline in operating profits was primarily due to the lower prices of petroleum products in the international market.

          In the first half of 2002, the Company's corporate headquarters had operating expenses of RMB400 million, up by RMB100 million from that in the first half of 2001. This increase was mainly due to the increased spending by the headquarters in research and development works.

          After offsetting the operating profits of the subsidiaries included in the segment by the headquarters expenses, the corporate and others segment had an operating loss of RMB300 million, down by RMB700 million from the operating profit in the first half of 2001.

3.  ASSETS, LIABILITIES, SHAREHOLDERS' FUNDS AND WORKING CAPITAL
    The Company's primary sources of funding have been cash provided by operating activities, short-and long-term borrowings, and the fundings were primarily used for working capital, capital expenditures and repayment of short-and long-term borrowings.

    3.1   Assets, liabilities and shareholders' funds

          As at 30 June 2002, the Company's total assets were RMB378 billion, total liabilities were RMB208.8 billion, minority interests was RMB23.7 billion, and shareholders' funds were RMB145.6 billion. Compared to those figures in the balance sheet as at 31 December 2001 (hereinafter referred to as "compared to that at year-beginning"), changes in and the main causes for such changes were as follows:

       o Total assets were RMB378 billion, up by RMB11.3 billion compared to that at year-beginning. Of which, current assets were RMB113 billion, up by about RMB3.2 billion compared to that at year-beginning. Such increases were largely due to upturn of prices compared to that at the beginning of the year, leading to increment of inventory levels of crude oil and oil products, as well as the increase of accounts receivables.

          Non-current assets were RMB265.1 billion, up by approximately RMB8.2 billion compared to that at year-beginning. This was largely due to the increase in property, plant and equipment formed and construction in progress as a result of capital expenditure and investing activities.

       o Total liabilities were RMB208.8 billion, up by approximately RMB13.3 billion compared to that at year-beginning. Of which, current liabilities were RMB134.2 billion, up by approximately RMB9.5 billion compared to that at year-beginning. Such an increase was largely due to dividend payable for 2001 at an amount of RMB6.9 billion. The bills payable and accounts payables of the Company were up by RMB6.9 billion and 900 million, respectively, as a result of the Company increasing the usage of commercial credit facilities. The short-term liabilities were down by RMB7.4 billion as the Company further reinforced its centralized cash management.

          Non-current liabilities were RMB74.6 billion, up by RMB3.8 billion compared to that at year-beginning; such an increase was largely due to an increase of RMB3.5 billion in terms of the long-term liabilities.

       o Shareholders' funds were RMB145.6 billion, down by approximately RMB2.1 billion compared to that at year-beginning. Of which, the net profit increased by RMB5.4 billion, the dividend payable reduced the shareholders' funds by RMB6.9 billion, and the reversal of revaluation reserve in land use rights further reduced the shareholders' funds by RMB600 million. Unit: RMB millions

                                                                                          Unit RMB millions
                                                               As at             As at            Changes
                                                             30 June       31 December
                                                                2002             2001
-----------------------------------------------------------------------------------------------------------
Total assets                                                 378,049           366,709            11,340
    Current assets                                           112,979           109,795             3,184
    Non-current assets                                       265,070           256,914             8,156
Total liabilities                                            208,772           195,499            13,273
    Current liabilities                                      134,172           124,711             9,461
    Non-current liabilities                                   74,600            70,788             3,812
Minority interests                                            23,705            23,541               164
Net assets                                                   145,572           147,669            (2,097)
Shareholders' funds                                          145,572           147,669            (2,097)
    Share capital                                             86,702            86,702                 0
Reserves                                                      58,870            60,967            (2,097)



    3.2   Cash flow in the first half of 2002

          In the first half of 2002, the net decrease in cash and cash equivalents was RMB1.889 billion, down by RMB11.32 billion from the net increase in cash and cash equivalents at RMB9.431 billion in the first half of 2001. After taking into account of the RMB14 million attributable to the change in exchange rate from the first half of 2002 to that of 2001, the net difference was RMB11.306 billion. The following table sets forth the major items in the consolidated cash flow statement in the first half of 2002 and in the first half of 2001.


Major items in cash flow statement                                                                     Unit: RMB100 million
                                                      Six-month         Six-month         Increase/           Changes
                                                   period ended      period ended          decrease               (%)
                                                        30 June           30 June
                                                           2002              2001
-----------------------------------------------------------------------------------------------------------------------------
Net cash flows from
 operating activities                                    184.96             65.76            119.20             181.3

Net cash used in
 investing activities                                   (163.09)          (124.56)           (38.53)             30.9

Net cash (used in)/generated
 from financing activities                               (40.76)           153.11           (193.87)           (126.6)

Net increase/(decrease) of
 cash and cash equivalents                               (18.89)            94.31           (113.20)           (120.0)

Cash and cash equivalents
 at end of period                                        191.38            290.42            (99.04)            (34.1)



   3.2.1  Net cash flows from operating activities

          In the first half of 2002, the Company's net cash flows from operating activities was RMB18.496 billion, up by 11.92 billion over that in the first half of 2001.

          Main incremental factors:

          (1) Accounts payables as at 30 June 2002 rose by RMB900 million compared to those at year 2002 beginning. Accounts payables as at 30 June 2001 decreased by RMB6 billion compared to those at the beginning of the year 2001, resulting in a total increase of RMB6.9 billion.

          (2) The inventory as at 30 June 2002 rose by RMB1.5 billion compared to that at the beginning of the year 2002. The inventory as at 30 June 2002 rose by RMB4.5 billion than that at the beginning of the year 2001, resulting in a total increase of RMB3 billion.

          (3) In the first half of 2002, the Company paid income tax of RMB1.8 billion, up by RMB2.8 billion from that in the first half of 2001.

          (4) Accounts receivables as at 30 June 2002 rose by RMB2.2 billion compared to those at the beginning of the year 2002. Accounts receivables as at 30 June of 2001 rose by RMB4.1 billion compared to those at the beginning of the year 2001, resulting in a total increase of RMB1.9 billion.

          (5) Prepaid expenses and other current assets relating to operating activities as at 30 June 2002 decreased by RMB100 million compared to those at the beginning of the year 2002. Those as at 30 June 2001 rose by RMB5.6 billion compared to those at the beginning of the year 2001, resulting in a total increase of RMB5.7 billion. Among others, the main reasons for the increase of RMB5.6 billion between those as at 30 June 2001 and those at the beginning of the year 2001 include: an increase of RMB2.8 billion in terms of the accounts receivables from Sinopec Group Company, an increase of RMB1.6 billion in terms of prepaid construction expenses, and an increase of RMB1.4 billion in terms of advance payments.

          Main decremental factors:

          (1) Cash flow decreased by RMB6.2 billion in the first half of 2002 as a result of the lower before-tax profits than that in the same period of last year.

          (2) Accrued expenses and other accounts payables relating to operating activities as at 30 June 2002 decreased by RMB2.4 billion compared to those at the beginning of the year 2002. Those as at 30 June of 2001 decreased by RMB300 million compared to those at the beginning of the year 2001, resulting in a total increase of RMB2.1 billion.

   3.2.2  Net cash used in investing activities

          In the first half of 2002, the net cash used in investing activities was RMB16.309 billion, up by RMB3.853 billion in terms of cash outflow than that in the first half of 2001, which is largely due to:

          (1) Maturity of time deposits as at 30 June 2002 increased the cash flow by RMB900 million, while maturity of time deposits as at 30 June 2001 increased the cash flow for the first half of 2001 by RMB12 billion, resulting in a total decrease of RMB11.1 billion.

          (2) In the first half of 2002, capital expenditure, investments and investments in the associates and jointly controlled entities amounted to RMB16.4 billion, resulting in decrease of RMB6.9 billion in cash outflow compared to the first half of 2001.

          (3) Time deposits as at 30 June 2002 increased by RMB1.1 billion from those at the beginning of the year 2002; those as at 30 June 2001 increased by RMB1.6 billion from those at the beginning of the year 2001, resulting in a total decrease of RMB500 million in cash outflow.

   3.2.3  Net cash (used in)/generated from financing activities
          In the first half of 2002, the net cash used in financing activities was RMB4.076 billion, down by RMB19.387 billion from that in the first half of 2001. This is largely because the amount of bank loans as at 30 June 2002 decreased from that at the beginning of the year 2002, causing a decrease by RMB4.1 billion in terms of cash inflow. Whereas the amount of bank loans as at 30 June 2001 increased from that at year 2001 beginning, causing an increase by 15.5 billion in terms of cash inflow.

    3.3   Contingent liabilities
          As at 30 June 2002, the Company provided guarantees of approximately RMB7.487 billion in respect of banking facilities granted by banks to associates, jointly controlled entities and third parties. The major guarantees given by the Company are as follows:

          1. Guarantee of RMB65 million for third parties.

          2. Guarantee of RMB7.422 billion for associates and jointly controlled entities.

          As at 30 June 2002, pursuant to the relevant agreements with Sinopec Group Company, the Company leased land, building and gas stations and other equipment from Sinopec Group Company, the longest term under these leases is 50 years. Rental obligations under these leases after 2002 were approximately RMB97.7 billion.

          As at 30 June 2002, the capital commitments of the Company were RMB39.3 billion, which related to petroleum and natural gas exploration and production, expansion of refining and petrochemical facilities and construction of oil depots and gas stations.

4.  CAPITAL EXPENDITURE
    In the first half of 2002, the actual capital expenditure of the Company was RMB19.911 billion, accounting for 57.7% of the total planned capital expenditure of RMB34.5 billion for the full year 2002. See details in the section headed "Capital Expenditure" under "Business Review and Perspects" of this report.

5. ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS

    5.1 Other than the differences in the classification of certain items in the financial statements and the accounting treatment methods as described on page 92 of the Company's audited accounts in this report, there are no material differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS.

    5.2 The table below sets forth the Company's and each of its segments' incomes from principal operations, the Company's costs of principal operations, taxes and surcharges as well as profits from principal operations for the periods indicated.

                                                                                                 Six-month         Six-month
                                                                                              period ended      period ended
                                                                                                   30 June           30 June
                                                                                                      2002              2001
                                                                                            (RMB millions)    (RMB millions)
------------------------------------------------------------------------------------------------------------------------------
Income from principal operations, net
    Exploration & production segment                                                                22,437            27,377
    Refining segment                                                                                91,491           108,362
    Marketing and distribution segment                                                              82,362            95,216
    Chemicals segment                                                                               27,560            29,015
    Corporate and others segment                                                                    11,089            12,793
    Elimination of inter-segment sales                                                             (94,311)         (112,449)
Net consolidated income from principal operations                                                  140,628           160,314
Costs of principal operations, taxes and surcharges
    Exploration and production segment                                                              13,570            14,275
    Refining segment                                                                                87,522           103,469
    Marketing and distribution segment                                                              72,349            87,837
    Chemicals segment                                                                               25,283            26,233
    Corporate and others segment                                                                    11,004            12,277
    Elimination of inter-segment cost of sales                                                     (94,580)         (113,917)
Consolidated costs of principal operations                                                         115,148           130,174
Profit from principal operations
    Exploration and production segment                                                               9,216            14,046
    Refining segment                                                                                 3,889             5,417
    Marketing and distribution segment                                                              10,013             7,379
    Chemicals segment                                                                                2,277             2,782
    Corporate and others segment                                                                        85               516
Consolidated profit from principal operations                                                       25,480            30,140
Consolidated net profit                                                                              4,504             8,511


          Profit from principal operations: In the first half of 2002, the Company's profit from principal operations was RMB25.5 billion, down by 15.3% from that in the first half of 2001. This was largely due to sharp decline of crude oil prices on the international market in January and February of 2002, lower prices of refined products, and the fact that prices of chemical products were periodically at low levels.

          Net profit: In the first half of 2002, the Company's net profit was
          4.5 billion, down by 47.1% from that in the first half of 2001. This was mainly due to lower profit margins from principal operations. Of which, the net profit in the first quarter of 2002 was RMB100 million, while that in the second quarter of 2002 was RMB4.4 billion.

    5.3   Financial Data Prepared under the PRC Accounting Rules and
          Regulations:

                                                  At 30 June    At 31 December
                                                        2002              2001
                                              (RMB millions)    (RMB millions)
-------------------------------------------------------------------------------
 Total assets                                        371,665           360,294
 Current liabilities                                 134,081           129,361
 Long-term liabilities                                71,169            67,807
 Shareholders' funds                                 141,809           139,039


          Analysis of changes:
          Total assets: As at 30 June 2002, the Company's total assets were RMB371.7 billion, including RMB110.4 billion in current assets, RMB10.1 billion in long-term equity investment, fixed assets were RMB246.7 billion, intangible assets were RMB3.9 billion and deferred assets were RMB600 million.

          Current liabilites: As at 30 June 2002, the Company's current liabilities amounted to RMB134.1 billion, an increase by an amount of RMB4.7 billion from beginning of the year, or an increase 3.6%.The main reasons were: the increase of the dividend payable relating to the period ended on 30 June 2002 by RMB1.7 billion; an increase to the usage of commercial credit facilities thereby resulting to an increase of balance in bills payable, accounts payables and other payables by RMB9.6 billion against the balance as of the beginning of the year. However, short term loans and current portions of long term loans have decreased by RMB7.4 billion against the beginning of the year as a result of the Company further reinforcing its centralized cash management.

          Accrued expenses varied over 30%. The balance as of 30 June 2002 in accrued expenses was RMB1.6 billion, which was an increase by RMB0.7 billion against the balance in the beginning of the year. The main reason was certain repairs and maintenance and other operating expenses incurred during a period are settled at the year end.

          Long-term liabilities: As at 30 June 2002, the Company's long-term liabilities were RMB71.2 billion, up by 5% (or RMB3.4 billion) from that as at 30 June 2001. Such an increase was largely because the Company's long-term loans as at 30 June 2002 were RMB69 billion, up by 5.3% (or RMB3.5 billion) from that as at 30 June 2001.

          Shareholders' funds: As at 30 June 2002, the Company's shareholders' funds were RMB141.8 billion, up by 2% (or RMB2.8 billion) from that at the beginning of the year 2002. This was mainly because of the net profit of RMB4.5 billion realized by the Company during the six-month period ended 30 June 2002.


    5.4 Various Provisions under the PRC Accounting Rules and Regulations As at 30 June 2002, the Company made provisions for eight asset items, amounted to RMB5.35 billion, up by RMB146 million compared to that at the beginning of the year 2002.

                                                                                       Unit: RMB100 millions

                                                                  As at             As at           Changes
                                                                30 June       31 December
                                                                   2002              2001
-------------------------------------------------------------------------------------------------------------
    Allowance for doubtful accounts                               42.51             40.30              2.21
    Of which:Allowance for doubtful accounts
              for accounts receivables                            26.37             24.80              1.57
             Allowance for doubtful
              accounts for other receivables                      16.14             15.50              0.64

    Provision for impairment losses
     in short-term investment

    Provision for diminution
     in value of inventories                                       5.24              6.02             (0.78)

    Provision for impairment losses
     in long-term equity investments                               1.84              1.81              0.03

    Provision for impairment losses in
     construction in progress

    Provision for impairment losses
     on fixed assets                                               3.91              3.91              0.00

    Provisions for impairment losses
     in intangible assets

    Provisions for shareholders' entrusted loans
    Total                                                          53.5             52.04              1.46


6.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
    Significant differences between IFRS and US GAAP that affect the Company's accounting policies are set out in the audited accounts on pages 93 to 94 of this report.

SIGNIFICANT EVENTS

1   CORPORATE GOVERNANCE AND IMPROVEMENT
    During the first half of 2002, Sinopec Corp. has carefully studied the "Listed Company's Governance Standards" issued by the China Securities Regulatory Commission (CSRC), and the "Notice on Inspection for the Development of Listed Companies' Establishment of Modern Enterprise System" published by the State Economic and Trade Commission (SETC) and CSRC. The Company has conducted serious self-inspection both on the listed company and controlling shareholding company levels, which was implemented at a special resolution of the Board of Directors. In July 2002, the Beijing Securities Regulatory Office of the CSRC conducted a routine investigation on Sinopec Corp., and found no irregularities in respect of corporate reorganization, operations and information disclosure etc. Achievements on aspects of realization of at a diversified and balanced shareholding structure; standardized operations of general shareholders' meetings, the board of directors and the board of supervisors; performance evaluation; incentive and disciplinary system; labor system reform; disclosure of information in an authentic, accurate, complete and timely manner; strict compliance with the procedure for significant connected transactions and improvement on the corporate governance of the Company were recognized by the relevant regulatory authorities.

    Sinopec Corp. has been awarded first runner-up in the ranking by "Euromoney"'s listed companies in the emerging capital market with best corporate governance for the Hong Kong SAR and China region. (Euromoney, July 2002).

    Currently, Sinopec Corp. is seriously implementing the "Listed Company's Governance Standards", "Guidelines for Articles of Association of Listed Company", "Guidelines for Promoting Independent Director System Among Listed Companies", "Mandatory Provisions in Articles of Association for Companies Listed Overseas" promulgated by the CSRC, and the recent release of corporate governance requirements by the Hong Kong Exchanges and Clearing Ltd, the US Securities Commission and the New York Stock Exchange. Sinopec Corp. will further improve and enhance its "Articles of Association", "Rules of Procedure for Shareholders' Meeting", "Rules of Procedure for the Board of Directors", "Rules of Procedure for the Board of Supervisors", "Rules of Work for the President" and "Guidelines for the Management of Disclosure of Information", in particular, the newly introduced electoral system for directors, improvement on the structure of the Board of Directors and the Board of Supervisors. In addition, Sinopec Corp. further defined the principles and content of the authorization at the general shareholders meeting, the Board of Directors and the management. These are to be submitted to the next term of the Board of Directors which is to be elected in the first quarter of 2003 at an extraordinary shareholders' meeting to be convened for discussion and approval for the building up of the electoral system, the implementation of which can be fully realized and thus continuing to improve corporate governance.


2 DIVIDEND DISTRIBUTION POLICY FOR THE YEAR ENDED 31 DECEMBER 2001 AND INTERIM DIVIDEND DISTRIBUTION POLICY FOR THE PERIOD ENDED 30 JUNE 2002

    2.1 Sinopec Corp.'s Dividend Distribution Policy for the year ended 31 December 2001

          As approved at the 2001 Annual General Meeting of Sinopec Corp., a cash dividend of RMB0.08 (tax included) per share was distributed, which amounted to a total cash dividends of RMB6.936 billion. The remaining RMB10.006 billion was carried forward to the financial year of 2002. Shareholders whose names were listed in Sinopec Corp.'s register of members as at 19 July 2002 had already received the final dividend. Details of the final dividend are stated in the relevant announcements of Sinopec Corp. published in the domestic newspapers - China Securities, Shanghai Securities and Securities Times, and the Hong Kong newspapers - South China Morning Post and The Hong Kong Economic Times on 14 June 2002.

    2.2   Interim Dividend Distribution Policy for the period ended 30 June 2002

          At the 2001 Annual General Meeting of Sinopec Corp., it was approved and the Board of Directors was authorised to distribute an interim dividend in the financial year of 2002. The dividend distribution policy for the period ended 30 June 2002 was approved by the 23rd meeting of the first session of the Board of Directors. Based on a total of 86,702.439 million shares as at 30 June 2002, a cash dividend of RMB0.02 (tax included) per share is to be distributed, which amounts to a total cash dividends of RMB1.734 billion.

          The interim dividend is to be distributed on or before 30 September 2002 (Monday) to the shareholders whose names appear in Sinopec Corp.'s register of members as at 20 September 2002 (Friday).

          Shareholders of H Shares who wish to receive the interim dividends should lodge the share certificate(s) accompanied by the relevant transfer forms to Sinopec Corp.'s share registrar, Computershare Hong Kong Investor Services Limited (formerly Hong Kong Registrars' Limited prior to its merger) at Rooms 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Hong Kong for registration of transfer by 4:00 p.m. of 13 September 2002 (Friday). The register of members of Sinopec Corp.'s shareholders of H Shares will be closed from 16 September 2002 (Monday) to 20 September 2002 (Friday) (both days inclusive).

          Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollars to Renminbi announced by Bank of China during the calendar week (5 August 2002 to 9 August 2002) prior to the date of declaration of dividends, being 16 August 2002 (Friday).

3 REGARDING THE TRANSFER OF THE STATE OWNED LEGAL PERSON SHARES OF SINOPEC HUBEI XINGHUA CO., LTD.

          Upon the discussion in the 20th meeting of the first session of the Board of Directors, it was approved to transfer its 162,234,400 state owned legal person shares in Sinopec Hubei Xinghua Co. Ltd. ("Hubei Xinghua") (representing 57.58% of Hubei Xinghua's registered share capital) held by Sinopec Corp. in one lump sum to State Development & Investment Company of China. Furthermore, the Board of Directors authorized the Chairman, Mr. Li Yizhong, the President, Mr. Wang Jiming, and the Vice President & CFO, Mr. Zhang Jiaren, to sign the Share Transfer Agreement with State Development & Investment Company of China. This share transfer was approved by the Ministry of Finance. However, it is still subject to the granting of a wavier by the CSRC from making a general offer by the State Development & Investment Company, and assets swap arrangement to be approved at an extraordinary general meeting of Hubei Xinghua. Details of the transfer are set out in the announcements published in the domestic newspapers - China Securities, Shanghai Securities, and Securities Times, and the Hong Kong newspapers - South China Morning Post and Hong Kong Economic Times on 30 April 2002 and 17 June 2002 respectively.

4   THERE WAS NO MATERIAL LITIGATION AND ARBITRATION DURING THE
    REPORTING PERIOD.

5   CONNECTED TRANSACTIONS

    5.1   Connected Transactions entered into during the Reporting Period

          During the reporting period, the actual volume of connected transactions entered into by the Company, amounted to an aggregate amount of RMB36.39 billion, of which incoming trade amounted to RMB21.575 billion and outgoing trade amounted to RMB14.815 billion (including outgoing products and services amounted to RMB14.785 billion). Details of all the connected transactions during the reporting period are set out in the notes to the financial statements contained in this report.

          All connected transactions during the reporting period have been performed in compliance with its respective agreement as published in the annual report of 2001 and the relevant announcements.

    5.2   Significant Trusteeship, Contract and Leasehold

          For the purpose of avoiding the same business competition, to expand and improve the retail business of refined oil products, conform with the market order, increase the Company's market share, Sinopec Corp. had leased 2,138 petrol stations from Sinopec Group Company as at 30 June 2002. The rental for these leases during the reporting period amounted to RMB33 million. It is expected that the Company will lease a total of approximately 2,600 petrol stations from Sinopec Group Company by 31 December 2002. The rental for these leases is estimated to be not exceeding RMB150 million. Details of these leases are set out in the announcement published in the domestic newspapers - China Securities, Shanghai Securities, and Securities Times, and Hong Kong newspapers - South China Morning Post and Hong Kong Economic Times on 30 April 2002.

          During the reporting period, Sinopec Corp. did not have any significant trusteeship, or contract or any previous trusteeship or contract prior to but carried on to this reporting period.

    5.3   Other Connected Transactions Information

          On 12 August 2002, Sinopec Corp. and Sinopec Yizheng Chemical Fibre Company Limited ("Yizheng") released a joint announcement on the connected transactions concerning the signing of PTA Project Construction Agreement between Yizheng and five engineering construction companies affiliated to Sinopec Group Company amounted to RMB199.3 million. Details of the transactions are set out in the joint announcement of Sinopec Corp. and Yizheng published in the domestic newspapers - China Securities, Shanghai Securities, and Securities Times and Hong Kong newspapers - South China Morning Post and Hong Kong Economic Times on 12 August 2002.

    5.4 During the reporting period, Sinopec Corp. has no material trustee cash asset management event.

6   SIGNIFICANT GUARANTEES
    At the fourteenth meeting of the first session of the Board of Directors, it was approved that Sinopec Corp. would conditionally provide a guarantee in both RMB and foreign currencies equal to an amount of RMB6.999 billion for the Shanghai - SECO project. Details of the transaction are set out in the Company's announcement published in the domestic newspaper - China Securities, Shanghai Securities and Securities Times, and Hong Kong newspapers - South China Morning Post and the Hong Kong Economic Times on 2 April 2002 and the 2001 Annual Report.

    At the 22nd Meeting of the first session of the Board of Directors of Sinopec Corp., the resolution for the provision by Sinopec Corp. regarding a share mortgage for the Yangzi BASF project with a guarantee amount of RMB4.8748 billion under the mortgage agreement was approved. Furthermore, the resolution regarding the provision by Sinopec Corp. a guarantee for Yueyang Sinopec-Shell Coal Gasification Company Limited with a guarantee amount of RMB378.5 million was approved.

    As of 30 June 2002, apart from the guarantee in respect of the Shanghai
    - SECO project, the Company has not entered into the above-mentioned guarantee agreements.

7 IMPLEMENTATION OF THE UNDERTAKINGS GIVEN BY SINOPEC CORP. AND ITS SHAREHOLDERS HOLDING 5% OR MORE OF THE TOTAL SHARE CAPITAL, NAMELY, SINOPEC GROUP COMPANY, CHINA DEVELOPMENT BANK AND CHINA XINDA ASSETS MANAGEMENT CORPORATION

    7.1 As at the end of the reporting period, undertakings given by Sinopec Corp. include:

          (a) Effecting the reorganization of its three wholly owned subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Trade Company Limited within a specified period of time in accordance with the Company Law;

          (b) Changing the logo at the petrol stations within a specified period of time;

          (c) Setting up separate offices between Sinopec Group Company and Sinopec Corp. within a specified period of time;

          (d) Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong regarding wavier from the strict compliance with connected transactions rules.

    7.2 As at the end of the reporting period, major undertakings given by Sinopec Group Company included:

          1)  Complying with the agreements concerning connected transactions;

          2) Resolving the issues arising from the land use right certificates and building ownership certificate within a specified period of time;

          3) Implementing the "Reorganisation Agreement" (as referred to in the prospectus for the issue of H Shares);

          4)  Granting licenses for intellectual properties;

          5)  Avoiding competition with Sinopec Corp. in the same business;

          6) Resolving the business competition and conflict of interests with Sinopec Corp.

    7.3 As at the end of the reporting period, China Development Bank and China Xinda Assets Management Corporation had given major undertakings that they would not dispose or transfer the shares in Sinopec Corp. held by them within a specified period of time.

          Details of the above undertakings were included in the preliminary prospectus published by Sinopec Corp. in the China Securities, Shanghai Securities and Securities Times on 22 June 2001.

          During the reporting period, Sinopec Corp. has not breached and is not aware of any of the principal shareholders having breached the undertakings.

8   USE OF PROCEEDS FROM H SHARES ISSUE AND A SHARE ISSUE
    The proceeds from the issue of H Shares of Sinopec Corp. in 2000 amounted to RMB25.802 billion. After deducting the issuance expenses, the net proceeds amounted to RMB24.326 billion. In the year of 2000, RMB4.5 billion was used to repay loans; in the year of 2001, RMB13.735 billion was used in capital expenditure, mainly for exploration of gasoline and petrol stations construction projects. As at the end of the year of 2001, an amount of RMB6.091 billion from the proceeds from the issue of H Shares remain unused. During the reporting period, RMB2.041 billion had been applied, of which RMB1.318 billion for the exploration and production, RMB203 million for the construction and modification of petrol stations; RMB520 million for the investment in the Shanghai - SECO and BASF projects and Yueyang Dongting Nitrogenous Fertilizer Plant modification. As at 30 June 2002, an amount of RMB4.05 billion from the proceeds from the issue of H Shares remain unused.
    The proceeds from the issue of A shares of Sinopec Corp. amounted to RMB11.816 billion. After deducting the issuance expenses, the net proceeds amounted to RMB11.648 billion. As at the end of year 2001, RMB6.446 billion was applied in the acquisition of Sinopec National Star, RMB50 million was applied to the Southwestern refined oil pipeline project and RMB1.27 billion was applied to the working capital of Sinopec Corp. As at the end of 2001, an amount of RMB3.882 billion from the proceeds from the issue of A Shares remain unused. During the reporting period, RMB105 million had been applied, of which, RMB46 million was applied in the initial expenses of the Southwestern oil pipeline, RMB59 million was applied in the Ningbo - Shanghai - Nanjing pipeline. As at 30 June 2002, an amount of RMB3.777 billion from the proceeds from the issue of A shares remain unused.

9   AUDITORS
    At the 2001 Annual General Meeting held on 13 June 2002, Sinopec Corp. reappointed KPMG Huazhen and KPMG as its domestic and international auditors respectively for the year of 2002. In addition, by the authorisation from the Annual Meeting, the Board of Directors is authorised to decide the remuneration for the two auditors. The audit fee for this year has not been determined yet. By the approval of the 23rd meeting of the first session of the Board of Directors, the remuneration accrued for the first half of 2002 was RMB30 million. The financial statements of this report period have been audited by KPMG Huazhen and KPMG. The CPAs of KPMG Huazhen are Luo Zheng and Jin Naiwen.

10  AMENDMENT TO THE ARTICLES OF ASSOCIATION
    At the Annual General Meeting of Sinopec Corp. held on 13 June 2002, it was approved that the Second Clause of Article 13 of the Articles of Association should be amended. The revised Clause was set out in the relevant announcements published in the domestic newspapers - China Securities, Shanghai Securities, and Securities Times, and Hong Kong newspapers - South China Morning Post and Hong Kong Economic Times on 14 June 2002.


REPORT OF THE PRC AUDITORS

[GRAPHIC OMITTED]

To the shareholders of China Petroleum & Chemical Corporation:

We accepted the appointment and have audited the Company's consolidated balance sheet and balance sheet at 30 June 2002, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the period then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an audit opinion on these financial statements based on our audit. We have conducted our audit in accordance with the "Independent Auditing Standards for Chinese Certified Public Accountants". In the course of our audit, we considered the circumstances of the Company and its subsidiaries, and carried out such audit procedures, including an examination of the accounting records on a test basis, as we deemed necessary.

In our opinion, the above-mentioned financial statements comply with the relevant requirements of the "Accounting Standards for Business Enterprises" and the "Accounting Regulations for Business Enterprises" and present fairly, in all material respects, the Company's consolidated financial position and financial position at 30 June 2002, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the period then ended, and the accounting policies have been consistently applied.

KPMG Huazhen                                                   Certified Public
Accountants
                                                               Registered in
the People's Republic of China

Unit 1608, Level 16                                            Luo Zheng
China World Tower 2                                            Jin Naiwen
China World Trade Centre
No. 1, Jian Guo Men Wai Avenue                                 16 August 2002
Beijing, The People's Republic of China
Post Code: 100004


(A)  FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS
     CONSOLIDATED BALANCE SHEET

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                 Note                 2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash at bank and in hand                                                       5                21,210            22,854
    Bills receivable                                                               6                 4,316             3,542
    Interest receivable                                                                                  2                16
    Trade accounts receivables                                                     7                13,265            11,082
    Other receivables                                                              8                21,072            19,802
    Advance payments                                                               9                 3,598             4,021
    Inventories                                                                   10                46,874            45,448
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               110,337           106,765
-----------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment differences
 of RMB626 million (2001: RMB438 million))                                        11                10,128             8,910

Fixed assets
    Fixed assets, at cost                                                                          404,152           390,533
    Less: Accumulated depreciation                                                                 188,963           177,040
                                                                                  12               215,189           213,493
    Less: Provision for impairment loss on fixed assets                           12                   391               391
    Net book value of fixed assets                                                                 214,798           213,102
    Construction materials                                                        13                   855               774
    Construction in progress                                                      14                31,022            26,006
-----------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                 246,675           239,882
-----------------------------------------------------------------------------------------------------------------------------
Intangible assets                                                                 15                 3,904             3,977
Deferred tax assets                                                               16                   621               760
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       371,665           360,294
-----------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
Current liabilities
    Short-term loans                                                              17                31,808            37,915
    Bills payable                                                                 18                32,903            26,022
    Trade accounts payables                                                       19                17,655            16,793
    Receipts in advance                                                           20                 3,075             2,884
    Wages payable                                                                                    1,268             1,020
    Staff welfare payable                                                                              968               888
    Dividend payable                                                              39                 8,670             6,936
    Taxes payable                                                                 21                 3,053             3,587
    Other payables                                                                22                 1,128             1,035
    Other creditors                                                               23                21,976            20,112
    Accrued expenses                                                              24                 1,559               873
    Current portion of long-term liabilities                                      25                10,018            11,296
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          134,081           129,361
-----------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
    Long-term loans                                                               26                68,968            65,501
    Debentures payable                                                            27                 1,500             1,500
    Other long-term payables                                                      28                   701               806
-----------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                         71,169            67,807
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                          16                   688               679
Total liabilities                                                                                  205,938           197,847
Minority interests                                                                                  23,918            23,408
Shareholders' funds
    Share capital                                                                 29                86,702            86,702
    Capital reserve                                                               30                36,297            36,297
    Surplus reserves (Including statutory public welfare fund of
     RMB3,467 million (2001: RMB3,017 million))                                   31                 6,934             6,034
    Undistributed profits                                                                           11,876            10,006
-----------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                          141,809           139,039
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                          371,665           360,294
-----------------------------------------------------------------------------------------------------------------------------


Approved by the Board of Directors on 16 August 2002.

Li Yizhong                                Wang Jiming                              Zhang Jiaren
Chairman                                  Director and President                   Director, Vice
                                                                                   President and
                                                                                   Chief Financial
                                                                                   Officer

The notes to the financial statements form part of these interim financial statements.






BALANCE SHEET
at 30 June 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                 Note                 2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash at bank and in hand                                                       5                 9,238            11,825
    Bills receivable                                                               6                 1,630             1,464
    Trade accounts receivables                                                     7                11,470             9,461
    Other receivables                                                              8                26,231            24,303
    Advance payments                                                               9                 2,062             2,590
    Inventories                                                                   10                26,332            27,187
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                76,963            76,830
-----------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment differences
 of RMB573 million (2001: RMB385 million))                                        11                84,410            91,105
-----------------------------------------------------------------------------------------------------------------------------
Fixed assets
    Fixed assets, at cost                                                                          189,226           181,967
    Less: Accumulated depreciation                                                                  81,384            76,204
                                                                                  12               107,842           105,763
    Less: Provision for impairment loss on fixed assets                           12                   391               391
    Net book value of fixed assets                                                                 107,451           105,372
    Construction materials                                                        13                   168               140
    Construction in progress                                                      14                17,888            16,481
-----------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                 125,507           121,993
-----------------------------------------------------------------------------------------------------------------------------
Intangible assets                                                                 15                 3,613             3,753
Deferred tax assets                                                               16                   225               337
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       290,718           294,018
-----------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
Current liabilities
    Short-term loans                                                              17                18,428            26,106
    Bills payable                                                                 18                25,151            19,291
    Trade accounts payables                                                       19                16,388            12,727
    Receipts in advance                                                           20                 1,497             1,444
    Wages payable                                                                                      445               320
    Staff welfare payable                                                                              464               438
    Dividend payable                                                              39                 8,670             6,936
    Taxes payable                                                                 21                   775               845
    Other payables                                                                22                   273               285
    Other creditors                                                               23                11,850            22,819
    Accrued expenses                                                              24                   641               613
    Current portion of long-term liabilities                                      25                 5,881             6,949
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                           90,463            98,773
-----------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
    Long-term loans                                                               26                57,873            55,555
    Other long-term payables                                                      28                   522               618
-----------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                         58,395            56,173
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                          16                    51                33
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                  148,909           154,979
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
    Share capital                                                                 29                86,702            86,702
    Capital reserve                                                               30                36,297            36,297
    Surplus reserves (Including statutory public welfare fund of
     RMB3,467 million (2001: RMB3,017 million))                                   31                 6,934             6,034
    Undistributed profits                                                                           11,876            10,006
-----------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                          141,809           139,039
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                          290,718           294,018
-----------------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors on 16 August 2002.

Li Yizhong                                Wang Jiming                              Zhang Jiaren
Chairman                                  Director and President                   Director, Vice
                                                                                   President and
                                                                                   Chief Financial
                                                                                   Officer

The notes to the financial statements form part of these interim financial statements.





CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT
for the six-month period ended 30 June 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2002              2001
                                                                                              RMB millions      RMB millions
                                                                                                                 (unaudited)
-----------------------------------------------------------------------------------------------------------------------------
Income from principal operations                                                  32               140,628           160,314
-----------------------------------------------------------------------------------------------------------------------------
Less:   Cost of sales                                                                              109,372           124,248
        Sales taxes and surcharges                                                33                 5,776             5,926
-----------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                    25,480            30,140
-----------------------------------------------------------------------------------------------------------------------------
Add:    Profit from other operations                                                                   498               606
-----------------------------------------------------------------------------------------------------------------------------
Less:   Selling expenses                                                                             6,468             5,816
        Administrative expenses                                                                      8,017             6,889
        Financial expenses                                                        34                 2,452             2,297
        Exploration expenses, including dry holes                                 35                 1,909             1,879
-----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                     7,132            13,865
-----------------------------------------------------------------------------------------------------------------------------
Add:    Investment income                                                         36                   186               303
        Non-operating income                                                                           144               111
-----------------------------------------------------------------------------------------------------------------------------
Less:   Non-operating expenses                                                    37                   345             1,759
-----------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                               7,117            12,520
-----------------------------------------------------------------------------------------------------------------------------
Less:   Taxation                                                                  38                 2,174             3,411
        Minority interests                                                                             439               598
-----------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                           4,504             8,511
-----------------------------------------------------------------------------------------------------------------------------
Add:  Undistributed profits at the beginning of the period as previously reported                    10,006             6,212
-----------------------------------------------------------------------------------------------------------------------------
Less: Write-off of debit balance of Housing Revolving Fund,
      net of the amount attributable to minority interests                                               -               484
-----------------------------------------------------------------------------------------------------------------------------
Undistributed profits at the beginning of the period (as restated)                                  10,006             5,728
-----------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                               14,510            14,239
-----------------------------------------------------------------------------------------------------------------------------
Less:   Transfer to statutory surplus reserve                                                       31,450                 -
-----------------------------------------------------------------------------------------------------------------------------
        Transfer to statutory public welfare fund                                 31                   450                 -
-----------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                               13,610            14,239
-----------------------------------------------------------------------------------------------------------------------------
Less: Dividends                                                                   39                 1,734                 -
-----------------------------------------------------------------------------------------------------------------------------
Undistributed profits                                                                               11,876            14,239
-----------------------------------------------------------------------------------------------------------------------------

The notes to the financial statements form part of these interim financial statements.





INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT
for the six-month period ended 30 June 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2002              2001
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              RMB millions      RMB millions
                                                                                                                 (unaudited)
-----------------------------------------------------------------------------------------------------------------------------
Income from principal operations                                                  32                98,334           117,036
-----------------------------------------------------------------------------------------------------------------------------
Less:   Cost of sales                                                                               81,870            100,805
-----------------------------------------------------------------------------------------------------------------------------
        Sales taxes and surcharges                                                33                 3,550             3,751
        Profit from principal operations                                                            12,914            12,480
-----------------------------------------------------------------------------------------------------------------------------
Add:    Profit from other operations                                                                    18               371
-----------------------------------------------------------------------------------------------------------------------------
Less:   Selling expenses                                                                             4,463             4,028
        Administrative expenses                                                                      4,800             3,577
-----------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                        34                 1,597             1,356
-----------------------------------------------------------------------------------------------------------------------------
        Exploration expenses, including dry holes                                 35                 1,244               989
-----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                       828             2,901
-----------------------------------------------------------------------------------------------------------------------------
Add:    Investment income                                                         36                 5,922             9,919
-----------------------------------------------------------------------------------------------------------------------------
        Non-operating income                                                                            72                40
-----------------------------------------------------------------------------------------------------------------------------
Less:   Non-operating expenses                                                                      37,249              1,015
-----------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                               6,573            11,845
-----------------------------------------------------------------------------------------------------------------------------
Less:   Taxation                                                                                   382,069             3,334
-----------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                           4,504             8,511
-----------------------------------------------------------------------------------------------------------------------------
Add:    Undistributed profits at the beginning of the period as previously reported                 10,006             6,212
-----------------------------------------------------------------------------------------------------------------------------
Less:   Write-off of debit balance of Housing Revolving Fund, net of the amount
        attributable to minority interests                                                               -               484
-----------------------------------------------------------------------------------------------------------------------------
Undistributed profits at the beginning of the period (as restated)                                  10,006             5,728
-----------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                               14,510            14,239
Less:   Transfer to statutory surplus reserve                                                       31,450                 -
        Transfer to statutory public welfare fund                                 31                   450                 -
-----------------------------------------------------------------------------------------------------------------------------
        Distributable profits to shareholders                                                       13,610            14,239
-----------------------------------------------------------------------------------------------------------------------------
Less:   Dividends                                                                                  391,734                 -
-----------------------------------------------------------------------------------------------------------------------------
Undistributed profits                                                                               11,876            14,239
-----------------------------------------------------------------------------------------------------------------------------

The notes to the financial statements form part of these interim financial statements.




CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Note                           RMB millions
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
-----------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                                       166,593
    Rentals received                                                                                                      83
    Other cash received relating to operating activities                                                                 459
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                        167,135
=============================================================================================================================
    Cash paid for goods and services                                                                                (109,896)
    Cash paid for operating leases                                                                                    (1,609)
    Cash paid to and on behalf of employees                                                                           (5,920)
    Value added tax paid                                                                                              (8,163)
    Income tax paid                                                                                                   (1,762)
    Taxes paid other than value added tax and income tax                                                              (6,179)
    Other cash paid relating to operating activities                                                                 (11,947)
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                      (145,476)
=============================================================================================================================
Net cash inflow from operating activities                                         (a)                                 21,659
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
-----------------------------------------------------------------------------------------------------------------------------
    Cash received from sales of investments                                                                               84
    Net cash received from sales of fixed assets and intangible assets                                                   360
    Cash received from dividends                                                                                          33
    Maturity of time deposits with financial institutions                                                                893
    Other cash received relating to investing activities                                                                 218
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                          1,588
=============================================================================================================================
    Cash paid for acquisition of fixed assets and intangible assets                                                  (15,596)
    Cash paid for purchases of investments                                                                            (1,085)
    Increase in time deposits with financial institutions                                                             (1,134)
    Sub-total of cash outflows                                                                                       (17,815)
=============================================================================================================================
Net cash outflow from investing activities                                                                           (16,227)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds from contribution from minority interests                                                                   182
    Proceeds from borrowings                                                                                         132,662
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                        132,844
=============================================================================================================================
    Repayments of borrowings                                                                                        (136,836)
    Cash paid for interest expenses                                                                                   (3,245)
    Dividend paid to minority interests by subsidiaries                                                                  (84)
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                      (140,165)
=============================================================================================================================
Net cash outflow from financing activities                                                                            (7,321)
-----------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                                            4
=============================================================================================================================
Net decrease in cash and cash equivalents                                         (b)                                 (1,885)
-----------------------------------------------------------------------------------------------------------------------------

The notes to the financial statements form part of these interim financial statements.





NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                RMB millions
-----------------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of net profit to cash flows from operating activities
-----------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                                         4,504
-----------------------------------------------------------------------------------------------------------------------------
    Add:Provision for bad doubtful debts                                                                                 392
-----------------------------------------------------------------------------------------------------------------------------
        Reversal of provision for diminution in value of inventories                                                     (38)
        Depreciation of fixed assets                                                                                  12,484
        Amortisation of intangible assets                                                                                219
        Dry hole costs                                                                                                   623
        Net loss on disposal of fixed assets and intangible assets                                                        92
        Financial expenses                                                                                             2,452
        Investment income                                                                                               (154)
        Deferred tax credits                                                                                             148
        Increase in inventories                                                                                       (1,469)
        Increase in operating receivables                                                                             (3,949)
        Increase in operating payables                                                                                 5,916
        Minority interests                                                                                               439
-----------------------------------------------------------------------------------------------------------------------------
    Net cash inflow from operating activities                                                                         21,659
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                RMB millions
-----------------------------------------------------------------------------------------------------------------------------
(b) Net decrease in cash and cash equivalents
-----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the period                                                                19,138
-----------------------------------------------------------------------------------------------------------------------------
    Less:  Cash and cash equivalents at the beginning of the period                                                   21,023
-----------------------------------------------------------------------------------------------------------------------------
    Net decrease in cash and cash equivalents                                                                         (1,885)
-----------------------------------------------------------------------------------------------------------------------------

The notes to the financial statements form part of these interim financial statements.





CASH FLOW STATEMENT
for the six-month period ended 30 June 2002

-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Note                           RMB millions
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
-----------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                                       114,778
-----------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                                      27
    Other cash received relating to operating activities                                                                 414
    Sub-total of cash inflows                                                                                        115,219
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                                                 (82,048)
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                                    (1,171)
    Cash paid to and on behalf of employees                                                                           (2,847)
    Value added tax paid                                                                                              (3,923)
    Income tax paid                                                                                                     (339)
    Taxes paid other than value added tax and income tax                                                              (3,839)
    Other cash paid relating to operating activities                                                                  (6,760)
    Sub-total of cash outflows                                                                                      (100,927)
=============================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                         (a)                                 14,292
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
-----------------------------------------------------------------------------------------------------------------------------
    Net cash received from sales of fixed assets and intangible assets                                                   264
-----------------------------------------------------------------------------------------------------------------------------
    Dividend received                                                                                                  2,289
    Maturity of time deposits with financial institutions                                                                115
    Other cash received relating to investing activities                                                                  71
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                          2,739
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                                                   (9,992)
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                                              (824)
    Increase in time deposits with financial institutions                                                               (138)
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                       (10,954)
=============================================================================================================================

Net cash outflow from investing activities                                                                            (8,215)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                                          20,140
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                         20,140
-----------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                                         (26,780)
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for interest expenses                                                                                   (2,047)
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                       (28,827)
=============================================================================================================================

Net cash outflow from financing activities                                                                            (8,687)
=============================================================================================================================
Net decrease in cash and cash equivalents                                         (b)                                 (2,610)
-----------------------------------------------------------------------------------------------------------------------------

The notes to the financial statements form part of these interim financial statements.





NOTES TO THE CASH FLOW STATEMENT
for the six-month period ended 30 June 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                RMB millions
-----------------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of net profit to cash flows from operating activities
-----------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                                         4,504
-----------------------------------------------------------------------------------------------------------------------------
    Add:Provision for bad doubtful debts                                                                                  65
-----------------------------------------------------------------------------------------------------------------------------
        Provision for diminution in value of inventories                                                                  13
        Depreciation of fixed assets                                                                                   5,616
        Amortisation of intangible assets                                                                                186
        Dry hole costs                                                                                                   304
        Net loss on disposal of fixed assets and intangible assets                                                        64
        Financial expenses                                                                                             1,597
        Investment income                                                                                             (4,026)
        Deferred tax credits                                                                                             130
        Decrease in inventories                                                                                          814
        Increase in operating receivables                                                                               (422)
        Increase in operating payables                                                                                 5,447
    Net cash inflow from operating activities                                                                         14,292
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                RMB millions
-----------------------------------------------------------------------------------------------------------------------------
(b) Net decrease in cash and cash equivalents
-----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the period                                                                 8,985
-----------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the period                                                    11,595
-----------------------------------------------------------------------------------------------------------------------------
    Net decrease in cash and cash equivalents                                                                         (2,610)
-----------------------------------------------------------------------------------------------------------------------------

The notes to the financial statements form part of these interim financial statements.



NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2002

1   STATUS OF THE COMPANY
    China Petroleum & Chemical Corporation (the "Company") was established in the PRC on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" (the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance ("MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganization.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the extraordinary general meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB6.45 billion.

2   CHANGE IN ACCOUNTING POLICY
    Pursuant to the notices (Cai Qi [2000] No. 295 and Cai Kuai Zi [2001]
    No. 5) issued by MOF on 6 September 2000 and 7 January 2001, respectively, the debit balance of Housing Revolving Fund at 31
    December 2000, net of the amount attributable to minority interests, should be written-off against the undistributed profits brought forward in 2001. The shareholders' funds of the Company and its subsidiaries ("the Group") and the Company were reduced by RMB484 million accordingly.

    The effect of the above change in accounting policy is as follows:

                                                                 The Group and
                                                                   the Company
                                                                  RMB millions
    ---------------------------------------------------------------------------
    Undistributed profits at 31 December 2000                            6,212
    Write-off of debit balance of Housing Revolving Fund,
      net of the amount attributable to minority interests                484
    Undistributed profits at 1 January 2001 (as restated)                5,728


3   SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies adopted in the preparation of the financial statements are in conformity with the "Accounting Standards for Business Enterprises" and "Accounting Regulations for Business Enterprises" issued by the MOF of the PRC.

    (a) Accounting year
        The accounting year of the Group is from 1 January to 31 December.

    (b) Basis of consolidation
        The Group prepared the consolidated financial statements according to Cai Kuai Zi [1995] No. 11 "Temporary regulations on consolidated financial statements" issued by the MOF.

        The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries made up to 31 December each year. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

        Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

        For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities.

    (c) Basis of preparation
        The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

    (d) Reporting currency and translation of foreign currencies
        The Group's financial statements are prepared in Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the applicable PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans using to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

        The results of overseas subsidiaries are translated into Renminbi at the annual average PBOC rates. The balance sheet items are translated into Renminbi at the applicable PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences in the income statement.

    (e) Cash equivalents
        Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value, including time deposits with financial institutions with an initial term of less than three months.

    (f) Allowance for doubtful accounts
        Doubtful debts are accounted for based on allowance method which are estimated periodically. Trade accounts receivables showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivables showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

    (g) Inventories
        Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Cost of inventories includes the cost of purchase of raw material computed using the weighted average method and, in the case of work in progress and finished goods, an appropriate proportion of direct labor and production overheads, also computed using the weighted average method. Net realisable value is determined based on the estimated selling price subsequent to the balance sheet date in the ordinary course of business or the management's estimation based on the prevailing market conditions.

        Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

    (h) Long-term equity investments
        The Group's investments in the associates and the Company's investments in subsidiaries, associates and the related investment income and the long-term equity investment are accounted for under the equity method. Equity investments difference is the difference between initial investment cost and the share of shareholders' funds of the investee companies, which is amortised on a straight-line basis and recognised in the investment income. The amortisation period is determined according to the investment period as stipulated in the relevant agreement or 10 years if not specified.

        An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other ventures.

        Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost less provision for impairment losses. Provision for impairment losses is made when there is a permanent diminution in the value of investment. Investment income is recognised when an investee company declares cash dividend or distributes profit.

        Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

    (i) Fixed assets and construction in progress
        Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

        All direct and indirect costs related to the purchase or construction of fixed assets, including interest charges and foreign exchange gains or losses on related borrowings during the construction period, are capitalised as construction in progress.

        Construction in progress is transferred to fixed assets when the asset is substantially completed and ready for its intended use.

        Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

        The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

----------------------------------------------------------------------------------------------------
                                                                                            Annual
                                            Depreciation life    Residual value   depreciation rate
----------------------------------------------------------------------------------------------------
       Land and buildings                         15-45 years             3%-5%          2.1%-6.7%
       Oil and gas properties                     10-14 years             0%-3%         6.9%-10.0%
       Machinery, equipment and vehicles           4-18 years                3%         5.4%-24.3%
       Oil depots and storage tanks                8-14 years                3%         6.9%-12.1%
       Service station equipment                   8-14 years                3%         6.9%-12.1%

       No depreciation is provided in respect of construction in progress.


    (j) Oil and gas properties
        Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are expensed as incurred.

    (k) Intangible assets
        Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible asset. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

        Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

    (l) Debentures payable
        Debentures payable is valued based on the proceeds received upon issuance and the related interest payable. Interest expenses are calculated using actual interest rate.

    (m) Revenue recognition
        Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

        Revenue from the rendering of services is recognised upon performance of the services.

        Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

    (n) Income tax
        Income tax is provided using the tax effect accounting method. It represents tax expense relating to the income for the period and is computed based on the income and expenses for the period.

        Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. When the initial recognition of assets or liabilities which affect neither accounting profit nor taxable profit/loss, no deferred tax is provided for in this regard.

        The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

    (o) Borrowing costs
        Borrowing costs represent interest expenses and foreign exchange difference on loans. Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (p) Repairs and maintenance expenses
        Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

    (q) Environmental expenditures
        Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

    (r) Research and development costs
        Research and development costs are recognised as expenses in the period in which they are incurred.

    (s) Operating leases
        Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (t) Retirement benefits
        The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans.

    (u) Impairment loss
        The carrying amounts of long-lived assets are reviewed by the Group periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

        The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. The provision for impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced. The reversed amount is recognised as income in the period in the income statement.

    (v) Related parties
        Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.


4   TAXATION
    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB277.6 per tonne and RMB117.6 per tonne respectively.

    Resources tax is levied on crude oil and natural gas at rates ranging from RMB8 per tonne to RMB30 per tonne and RMB2 per 1000 cubic metre to RMB15 per 1000 cubic metre respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The subsidiaries granted with tax concession are set out below:

-------------------------------------------------------------------------------------------------------------
    Name of subsidiaries                               Applicable tax rate   Reasons for granting concession
-------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical Company Limited             15%           Among the first batch
    of joint stock enterprises which                                         successfully launched
    their overseas listings
-------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited             15%           Among the first batch
    of joint stock enterprises which                                          successfully launched
    their overseas listings
-------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company Limited                 15%           Hi-tech enterprise
    Sinopec Shijiazhuang Refining-Chemical Company Limited     15%           Hi-tech enterprise
    Sinopec Yangzi Petrochemical Company Limited               15%           Hi-tech enterprise
    Sinopec Zhongyuan Petroleum Company Limited                15%           Hi-tech enterprise
-------------------------------------------------------------------------------------------------------------


5   CASH AT BANK AND IN HAND

--------------------------------------------------------------------------------------------------------------------------------
                                                                The Group                              The Company
--------------------------------------------------------------------------------------------------------------------------------
                                                  Original    At 30 June  At 31 December    Original   At 30 June  At 31 December
                                     Exchange     currency          2002            2001    currency         2002           2001
                                        rates     millions  RMB millions    RMB millions    millions  RMB millions  RMB millions
--------------------------------------------------------------------------------------------------------------------------------
    Cash in hand
       Renminbi                                                      94           79                         90           31
--------------------------------------------------------------------------------------------------------------------------------
    Cash at bank
       Renminbi                                                  14,669       12,300                      6,947        7,595
--------------------------------------------------------------------------------------------------------------------------------
       US Dollars                      8.2771          119          986          958             3           22           37
       Hong Kong Dollars               1.0606           85           90        2,332            30           32        2,217
       Deutsche Marks                                                 -            6                          -            -
       Japanese Yen                    0.0689          203           14           17                          -            -
       Pound sterling                 12.6852         0.32            4            3                          -            -
       Swiss Francs                    5.5885         0.18            1            1                          -            -
       Euro                            8.1537            5           39           29                          -            -
--------------------------------------------------------------------------------------------------------------------------------
                                                                 15,897       15,725                      7,091        9,880
--------------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
       Renminbi                                                   5,192        7,129                      2,098        1,945
--------------------------------------------------------------------------------------------------------------------------------
       US Dollars                      8.2771           15          121            -             6           49            -
    Total cash at bank and in hand                               21,210       22,854                      9,238       11,825
--------------------------------------------------------------------------------------------------------------------------------

    Deposits at related parties represent deposits placed at Sinopec Finance Company Limited.
    Deposits interest is calculated at market rate.



6   BILLS RECEIVABLE
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.


7   TRADE ACCOUNTS RECEIVABLES

--------------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
--------------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June     At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                     -                 -             4,339             2,910
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                3,272             3,503             2,015             2,080
    Associates and jointly controlled entities                      79                10                49                 8
--------------------------------------------------------------------------------------------------------------------------------
    Others                                                      12,551            10,049             6,917             6,237
                                                                15,902            13,562            13,320            11,235
    Less: Allowance for doubtful accounts                        2,637             2,480             1,850             1,774
                                                                13,265            11,082            11,470             9,461
--------------------------------------------------------------------------------------------------------------------------------


    Ageing analysis on trade accounts receivables are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                         The Group
--------------------------------------------------------------------------------------------------------------------------------
                                                   At 30 June 2002                            At 31 December 2001
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %    million           %   millions           %   million            %
--------------------------------------------------------------------------------------------------------------------------------
    Within one year                  11,572        72.8         83         0.7      9,237        68.1        13          0.1
    Between one and two years         1,100         6.9        247        22.5        962         7.1       254         26.4
    Between two and three years         605         3.8        292        48.3        714         5.3       346         48.5
    Over three years                  2,625        16.5      2,015        76.8      2,649        19.5     1,867         70.5
                                     15,902       100.0      2,637                  13,562      100.0     2,480




--------------------------------------------------------------------------------------------------------------------------------
                                                                        The Company
--------------------------------------------------------------------------------------------------------------------------------
                                                   At 30 June 2002                            At 31 December 2001
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %    million           %   millions           %   million            %
--------------------------------------------------------------------------------------------------------------------------------
    Within one year                  10,519        79.0         83         0.8      8,449        75.2         7          0.1
    Between one and two years           666         5.0        170        25.5        656         5.8       131         20.0
    Between two and three years         447         3.4        236        52.8        442         3.9       212         48.0
    Over three years                  1,688        12.6      1,361        80.6      1,688        15.1     1,424         84.4
                                     13,320       100.0      1,850                 11,235       100.0     1,774



Major trade accounts receivables of the Group at 30 June 2002 are set out below:

-------------------------------------------------------------------------------------------------------------
                                                                                              Percentage of
                                                                                             trade accounts
    Name of entity                                          Particulars         Balance         receivables
                                                                           RMB millions                   %
-------------------------------------------------------------------------------------------------------------
    Exxon Mobil Corporation                                 Trade                   201                 1.3
    Trafigura Pte Ltd                                       Trade                   198                 1.2
    Jinan Petrochemical Factory                             Trade                   164                 1.0
    Qingdao Petrochemical Factory                           Trade                   153                 1.0
    China Petrochemical Corporation                         Trade                   146                 1.0
-------------------------------------------------------------------------------------------------------------


    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more shareholdings of the Company included in the balance of trade accounts receivables.

    During the six-month period ended 30 June 2002, the Group and the Company had no individually significant write off or write back of doubtful debts which had been fully or substantially provided in prior years.

    At 30 June 2002, the Group and the Company did not have individually significant trade accounts receivables that aged over three years.



8   OTHER RECEIVABLES

--------------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
--------------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December       At 30 June At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                     -                 -             7,353             8,802
    Sinopec Group Company and fellow subsidiaries                9,670             8,289             6,826             6,763
    Associates and jointly controlled entities                     350               373               328               373
    Others                                                      12,666            12,690            12,940             9,607
                                                                22,686            21,352            27,447            25,545
    Less: Allownce for doubtful accounts                         1,614             1,550             1,216             1,242
-----------------------------------------------------------------------------------------------------------------------------
                                                                21,072            19,802            26,231            24,303
--------------------------------------------------------------------------------------------------------------------------------


    Ageing analysis of other receivables are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                         The Group
--------------------------------------------------------------------------------------------------------------------------------
                                                   At 30 June 2002                           At 31 December 2001
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %    million           %   millions           %   million            %
--------------------------------------------------------------------------------------------------------------------------------
    Within one year                  11,445        50.5         47         0.4     10,784        50.5        16          0.1
    Between one and two years         2,088         9.2         53         2.5      7,715        36.1         3          0.0
    Between two and three years       6,562        28.9        215         3.3        585         2.7       201         34.4
    Over three years                  2,591        11.4      1,299        50.1      2,268        10.7     1,330         58.6
                                     22,686       100.0      1,614                 21,352       100.0     1,550



--------------------------------------------------------------------------------------------------------------------------------
                                                                        The Company
--------------------------------------------------------------------------------------------------------------------------------

                                                   At 30 June 2002                          At 31 December 2001
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %    million           %   millions           %   million            %
--------------------------------------------------------------------------------------------------------------------------------

    Within one year                  17,861        65.1          -         0.0     16,538        64.7         8          0.0
    Between one and two years         1,773         6.4         37         2.1      7,563        29.6         1          0.0
    Between two and three years       6,386        23.3        169         2.6        226         0.9       150         66.4
    Over three years                  1,427         5.2      1,010        70.8      1,218         4.8     1,083         88.9
-----------------------------------------------------------------------------------------------------------------------------
                                     27,447       100.0      1,216                 25,545       100.0     1,242
--------------------------------------------------------------------------------------------------------------------------------


    Major others receivables of the Group at 30 June 2002 are set out below:

----------------------------------------------------------------------------------------------------------------
                                                                                               Percentage of
    Name of entity                                        Particulars            Balance   other receivables
                                                                             RMB millions                   %
----------------------------------------------------------------------------------------------------------------
    Daqing Petrochemical Company                          Current Account          2,105                 9.3
    Fushun Petrochemical Company                          Current Account          1,194                 5.3
    Baling Petrochemical Company Limited                  Current Account            967                 4.3
    Lanzhou Chemical Industrial Company                   Current Account            441                 1.9
    Yuelian Wanda Petrochemical Company Limited           Current Account            423                 1.9
----------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more shareholdings of the Company included in the balance of other receivables.

    During the six-month period ended 30 June 2002, the Group and the Company had no individually significant write off of other receivables.

    At 30 June 2002, the Group and the Company did not have individually significant other receivables that aged over three years.

9   ADVANCE PAYMENTS
    All advance payments are due within a year.

    Advance payments made to shareholders who hold 5% or more shareholdings of the Company are disclosed in Note 40.


10  INVENTORIES

-----------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
-----------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
-----------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Raw materials                                               20,935            17,777            11,329             9,954
    Work in progress                                             5,616             5,050             3,188             3,556
    Finished goods                                              18,230            20,442            11,084            12,925
    Spare parts and consumables                                  2,617             2,781               997             1,044
-----------------------------------------------------------------------------------------------------------------------------
                                                                47,398            46,050            26,598            27,479
-----------------------------------------------------------------------------------------------------------------------------
    Less: Provision for diminution in value of inventories         524               602               266               292
                                                                46,874            45,448            26,332            27,187
-----------------------------------------------------------------------------------------------------------------------------

    Provision for diminution in value of inventories is mainly against finished goods.




    Provision for diminution in value of inventories are analysed as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
-----------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January                                           602               841               292               560
    Provision for the period/year                                  102               114                22                27
    Written back for the period/year                              (140)             (161)               (9)             (114)
    Written off                                                    (40)             (192)              (39)             (181)
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                                 524               602               266               292
-----------------------------------------------------------------------------------------------------------------------------




11  LONG-TERM EQUITY INVESTMENTS

    The Group
-----------------------------------------------------------------------------------------------------------------------------
                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                          691           7,962              438            (181)           8,910
-----------------------------------------------------------------------------------------------------------------------------
    Additions for the period                             -           1,049              260               -            1,309
    Share of profits less losses from investments
     accounted for under the equity method              20              92                -               -              112
-----------------------------------------------------------------------------------------------------------------------------
    Dividends received                                  (8)            (36)               -               -              (44)
    Disposal for the period                              -             (84)               -               -              (84)
    Amortisation for the period                          -               -              (72)              -              (72)
    Movement of provision for impairment losses          -               -                -              (3)              (3)
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                            703           8,983              626            (184)          10,128
-----------------------------------------------------------------------------------------------------------------------------


    The Company
-----------------------------------------------------------------------------------------------------------------------------
                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                       35,971          54,898              385            (149)          91,105
    Additions for the period                             -             589              255               -              844
    Share of profits less losses from investments
     accounted for under the equity method             449           3,577                -               -            4,026
    Dividends received                                (244)        (11,234)               -               -          (11,478)
    Disposal for the period                            (20)              -                -               -              (20)
    Amortisation for the period                          -               -              (67)              -              (67)
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                         36,156          47,830              573            (149)          84,410
-----------------------------------------------------------------------------------------------------------------------------



    Provision for impairment losses are analysed as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
-----------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January                                           181               210               149               140
    Provision for the period/year                                    8                18                 -                 9
    Written back for the period/year                                (5)              (42)                -                 -
    Written off                                                      -                (5)                -                 -
-----------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                                 184               181               149               149
-----------------------------------------------------------------------------------------------------------------------------


    At 30 June 2002, the Group and the Company did not have individually significant provision for impairment losses on long-term equity investments.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non oil and gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities' boards of directors. Stock investment of the Company represents investment in subsidiaries and associates. Details of the Company's principal subsidiaries are set out in Note 41.


    At 30 June 2002, details of listed stock investment of the Group are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Shares of
                                                  Percentage                               profits                            Market
                                                   of equity                  Balance     accounted                Balance    value
                                                    interest      Initial          at     for under                     at        at
Name of invested               Type of     No. of    held by   investment    1 January   the equity    Dividends   30 June   June 30
company                     investment     shares  the Group         cost         2002       method     received      2002     2002*
-----------------------------------------------------------------------------------------------------------------------------------
                                         millions                  RMB          RMB           RMB         RMB       RMB        RMB
                                                                 millions     millions     millions    millions   millions  millions
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shengli Oil Field  Legal person      80      26.33%        223           393         16          (8)          401     1,020
Dynamic Co Ltd                   shares
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shandong Taishan   Legal person     186      38.68%        124           298          4           -           302     1,871
Petroleum Co Ltd                 shares
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 691         20          (8)          703
-----------------------------------------------------------------------------------------------------------------------------------

    * Information of market price is sourced from Shenzhen Stock Exchange.



    At 30 June 2002, details of principal unlisted stock and other equity investment of the Group are as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Shares of
                                                       Percentage                                profits
                                                        of equity      Balance                 accounted                Balance
                                   Initial               interest           at   Additions     for under                     at
Name of invested                investment  Investment    held by    1 January     for the    the equity    Dividends   30 June
company                               cost      period  the Group         2002      period        method     received      2002
----------------------------------------------------------------------------------------------------------------------------------
                                      RMB                               RMB          RMB           RMB         RMB         RMB
                                  millions                            millions     millions     millions    millions    millions
----------------------------------------------------------------------------------------------------------------------------------
BASF-YPC Company limited (i)         1,583           -        40%      1,231          352            -          -        1,583
Sinopec Finance Company Limited      1,205           -        40%      1,205            -           46         (5)       1,246
Shanghai Petroleum National Gas
   Corporation                         300           -        30%        584            -          122        (60)         646
Shanghai Chemical Industry Park
 Development Company Limited (i)       580    30 years        38%        560           20            -          -          580
----------------------------------------------------------------------------------------------------------------------------------
Shanghai Secco Petrochemical
 Company Limited (ii)                  559    50 years        50%        165          394            -          -          559
----------------------------------------------------------------------------------------------------------------------------------
Block A Oil Field in the
 Western Area
 Chengdao in Bohai Bay                 249    15 years        43%        237           12          (30)         -          219
----------------------------------------------------------------------------------------------------------------------------------
[Chinese symbols] (1)                  190    20 years        50%         25          165            -          -          190
China Everbright Bank                   83           -          -         83            -            -          -           83
Shanghai Jinpu Packaging Material
 Company Limited                        50    30 years        50%         78            -           11         (6)          83
----------------------------------------------------------------------------------------------------------------------------------
Shanghai Golden Conti Petrochemical
 Company Limited                       142    30 years        48%         71            -           (4)        (1)          66
----------------------------------------------------------------------------------------------------------------------------------

    No provision for impairment losses or equity investment difference was made for the long-term equity investments as set out above.

    (i) Due to the fact that the projects in these companies are still under construction, there are no income statements for these companies. Accordingly the Group did not have any share of profits or losses of these companies for the period ended 30 June 2002.

    (ii) Due to the fact that the projects in this jointly controlled entity are still under construction, there is no income statement for this jointly controlled entity. The assets and liabilities of this jointly controlled entity have no significant effect on the Group's consolidated financial statements, therefore, costing method is adopted.

12  FIXED ASSETS

    The Group - by segment

    ------------------------------------------------------------------------------------------------------------------------------
                                                Exploration                Marketing
                                                        and                      and
                                                 production     Refining  distribution     Chemicals        Others          Total
                                               RMB millions  RMB millions RMB millions  RMB millions  RMB millions   RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation
    Balance at 1 January 2002                       142,354      93,357       40,683       112,482          1,657        390,533
    Additions for the period                            491         240          150           258             36          1,175
    Transferred from construction in progress         3,785       1,701        4,280         3,817             59         13,642
    Disposals                                          (124)       (484)        (349)         (223)           (18)        (1,198)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                         146,506      94,814       44,764       116,334          1,734        404,152
    ------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    Balance at 1 January 2002                        74,697      40,385        6,788        54,757            413        177,040
    Depreciation charge for the period                5,401       2,732          833         3,460             58         12,484
    Written back on disposal                            (28)       (198)        (187)         (145)            (3)          (561)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                          80,070      42,919        7,434        58,072            468        188,963
    ==============================================================================================================================
    Net book value:
    At 30 June 2002                                  66,436      51,895       37,330        58,262          1,266        215,189
    At 31 December 2001                              67,657      52,972       33,895        57,725          1,244        213,493
    ------------------------------------------------------------------------------------------------------------------------------


    The Company - by segment
    ------------------------------------------------------------------------------------------------------------------------------
                                                Exploration                Marketing
                                                        and                      and
                                                 production     Refining  distribution     Chemicals        Others          Total
                                               RMB millions  RMB millions RMB millions  RMB millions  RMB millions   RMB millions
    ------------------------------------------------------------------------------------------------------------------------------

    Cost/valuation
    Balance at 1 January 2002                        46,748      64,392       39,671        30,309          847      181,967
    Additions for the period                            234         217          142           200            9          802
    Transferred from construction in progress         2,226         751        4,269             6           40        7,292
    Disposals                                          (122)       (320)        (331)          (50)         (12)        (835)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                          49,086      65,040       43,751        30,465          884      189,226
    ------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    Balance at 1 January 2002                        23,965      30,001        6,648        15,361          229       76,204
    Depreciation charge for the period                1,753       1,989          792         1,054           28        5,616
    Written back on disposal                            (27)       (195)        (176)          (36)          (2)        (436)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                          25,691      31,795        7,264        16,379          255       81,384
    ==============================================================================================================================
    Net book value:
    At 30 June 2002                                  23,395      33,245       36,487        14,086          629      107,842
    At 31 December 2001                              22,783      34,391       33,023        14,948          618      105,763
    ------------------------------------------------------------------------------------------------------------------------------



    The Group - by asset class
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                Oil depots,          Plant,
                                                                             storage tanks       machinery,
                                                  Land and     Oil and gas      and service       equipment
                                                 buildings      properties         stations      and others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2002                       35,804         125,119           33,321         196,289          390,533
    Additions for the period                           108               -               39           1,028            1,175
    Transferred from construction in progress          198           3,703            4,219           5,522           13,642
    Disposals                                         (111)           (121)             (69)           (897)          (1,198)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                         35,999         128,701           37,510         201,942          404,152
    ------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    Balance at 1 January 2002                       13,226          69,055            5,902          88,857          177,040
    Depreciation charge for the period                 784           4,920              622           6,158           12,484
    Written back on disposal                           (26)            (25)             (10)           (500)            (561)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                         13,984          73,950            6,514          94,515          188,963
    ==============================================================================================================================
    Net book value:
    At 30 June 2002                                 22,015          54,751           30,996         107,427          215,189
    At 31 December 2001                             22,578          56,064           27,419         107,432          213,493
    ------------------------------------------------------------------------------------------------------------------------------


    The Company - by asset class
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                Oil depots,          Plant,
                                                                             storage tanks       machinery,
                                                  Land and     Oil and gas      and service       equipment
                                                 buildings      properties         stations      and others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2002                       17,221          39,869           32,397          92,480          181,967
    Additions for the period                            94               -               33             675              802
    Transferred from construction in progress          172           2,146            4,110             864            7,292
    Disposals                                          (46)            (83)             (69)           (637)            (835)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                         17,441          41,932           36,471          93,382          189,226
    ------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    Balance at 1 January 2002                        5,651          22,196            5,828          42,529           76,204
    Depreciation charge for the period                 398           1,495              588           3,135            5,616
    Written back on disposal                           (13)            (17)             (10)           (396)            (436)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                          6,036          23,674            6,406          45,268           81,384
    ==============================================================================================================================
    Net book value:
    At 30 June 2002                                 11,405          18,258           30,065          48,114          107,842
    At 31 December 2001                             11,570          17,673           26,569          49,951          105,763
    ------------------------------------------------------------------------------------------------------------------------------

    The fixed assets and construction in progress of the Group at 30 September 1999 were valued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (note 1). Surplus on revaluation was RMB29,093 million and deficit on revaluation was RMB3,210 million. A net surplus on revaluation of RMB25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, the fixed assets and construction in progress of Sinopec National Star have been valued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB541 million has been incorporated in the Group's financial statements of 2001 and that for the six-month period ended 30 June 2002.

    At 30 June 2002, the carrying amounts of fixed assets that were pledged by the Group and the Company are RMB227 million (2001: RMB233 million) and RMB114 million (2001: RMB104 million) respectively.

    Provision for impairment losses on fixed assets are analysed as follows:


                                                                  The Group and
                                                                    the Company
                                                                   RMB millions
    ---------------------------------------------------------------------------
    Balance at 1 January and 30 June 2002                                   391


13  CONSTRUCTION MATERIALS
    At 30 June 2002, construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

14  CONSTRUCTION IN PROGRESS

    The Group

    ------------------------------------------------------------------------------------------------------------------------
                                          Exploration                Marketing
                                                  and                      and
                                           production     Refining  distribution     Chemicals        Others          Total
                                         RMB millions  RMB millions RMB millions  RMB millions  RMB millions   RMB millions
    ------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                   3,163       6,468        8,592         7,274          509       26,006
    Additions for the period                    9,634       2,389        3,327         3,711          220       19,281
    Dry hole costs written off                   (623)          -            -             -            -         (623)
    Transferred to fixed assets                (3,785)     (1,701)      (4,280)       (3,817)         (59)     (13,642)
    ------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                     8,389       7,156        7,639         7,168          670       31,022
    ------------------------------------------------------------------------------------------------------------------------


At 30 June 2002, major projects of the Group are as follows:

    ------------------------------------------------------------------------------------------------------------------------------
                                                   Balance    Additions      Balance    Percentage                      Interest
                                     Budgeted at 1 January      for the   at 30 June            of       Source      capitalised
    Project name                       amount         2002       period         2002    completion   of funding   for the period
                                 RMB millions RMB millions RMB millions RMB millions                                RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    650k tonne/year ethylene            4,487        1,647          850        2,497           56%   Bank loans &           57
      project                                                                                        self-financing
    ------------------------------------------------------------------------------------------------------------------------------
    Refinery plant                      3,100        1,234          225        1,459           47%   Bank loans &           57
      reconstruction project                                                                         self-financing
    ------------------------------------------------------------------------------------------------------------------------------
    450k tonne/year ethylene project    2,055          380          354          734           36%   Bank loans &           13
                                                                                                     self-financing
    ------------------------------------------------------------------------------------------------------------------------------
    Thermal power plant phase II          810          552          127          679           84%   Bank loans &           17
     expansion project                                                                               self-financing
     ------------------------------------------------------------------------------------------------------------------------------
    Technical reconstruction project      983          393          125          518           53%   Bank loans &            -
     for high sulphur-bearing crude oil                                                              self-financing
     ------------------------------------------------------------------------------------------------------------------------------



    The Company
    ------------------------------------------------------------------------------------------------------------------------
                                          Exploration                Marketing
                                                  and                      and
                                           production     Refining  distribution     Chemicals        Others          Total
                                         RMB millions  RMB millions RMB millions  RMB millions  RMB millions   RMB millions
    ------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                  1,893         5,046        8,346           728          468         16,481
    Additions for the period                   3,942         1,535        3,223           108          195          9,003
    Dry hole costs written off                  (304)            -            -             -            -           (304)
    Transferred to fixed assets               (2,226)         (751)      (4,269)           (6)         (40)        (7,292)
    ------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                    3,305         5,830        7,300           830          623         17,888
    ------------------------------------------------------------------------------------------------------------------------


15  INTANGIBLE ASSETS


    The Group
    ------------------------------------------------------------------------------------------------------------------------
                                                                                Exploration
                                                  Computer                              and
                                                  Software       Technical       production
                                                   licence        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    ------------------------------------------------------------------------------------------------------------------------
    Cost:
    Balance at 1 January 2002                          296             993            3,163             100            4,552
    Additions for the period                            20              96                -              35              151
    Disposals                                          (30)            (15)               -             (64)            (109)
    ------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                            286           1,074            3,163              71            4,594
    ------------------------------------------------------------------------------------------------------------------------

    Accumulated amortisation:
    Balance at 1 January 2002                           38             367              117              53              575
    Amortisation charge for the period                  14              66               58               9              147
    Written back on disposal                           (16)              -                -             (16)             (32)
    ------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                             36             433              175              46              690
    ------------------------------------------------------------------------------------------------------------------------
    Net book value:
    ------------------------------------------------------------------------------------------------------------------------
    At 30 June 2002                                    250             641            2,988              25            3,904
    At 31 December 2001                                258             626            3,046              47            3,977
    ------------------------------------------------------------------------------------------------------------------------

    Except for exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of exploration and production right was 27 years.
    The amortisation periods of other intangible assets range from 4 to 10 years.


    The Company
     ------------------------------------------------------------------------------------------------------------------------
                                                                                Exploration
                                                  Computer                              and
                                                  Software       Technical       production
                                                   licence        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    ------------------------------------------------------------------------------------------------------------------------
    Cost:
    Balance at 1 January 2002                          156             918            3,163              43            4,280
    Additions for the period                             2               1                -               2                5
    Disposals                                          (29)            (10)               -             (10)             (49)
    ------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                            129             909            3,163              35            4,236
    ------------------------------------------------------------------------------------------------------------------------
    Accumulated amortisation:
    Balance at 1 January 2002                           24             358              117              28              527
    Amortisation charge for the period                  11              43               58               7              119
    Written back on disposals                          (15)              -                -              (8)             (23)
    ------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                             20             401              175              27              623
    ------------------------------------------------------------------------------------------------------------------------
    Net book value:
    At 30 June 2002                                    109             508            2,988               8            3,613
    At 31 December 2001                                132             560            3,046              15            3,753
    ------------------------------------------------------------------------------------------------------------------------

    Except for exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of exploration and production right was 27 years.
    The amortisation periods of other intangible assets range from 4 to 10 years.



16  DEFERRED TAX ASSETS AND LIABILITIES

    The Group

    ------------------------------------------------------------------------------------------------------------------------
                                                         Assets                  Liabilities                Net balance
    ------------------------------------------------------------------------------------------------------------------------
                                                      At 30       At 31        At 30         At 31        At 30        At 31
                                                       June    December         June      December         June     December
                                                       2002        2001         2002          2001         2002         2001
                                               RMB millions RMB millions  RMB millions  RMB millions RMB millions RMB millions
    ------------------------------------------------------------------------------------------------------------------------
    Current
    ------------------------------------------------------------------------------------------------------------------------
    Provision primarily for receivables
     and inventories                                    327         423            -             -          327          423
    Non-current
    Property, plant and equipment                        59          35         (676)         (671)        (617)        (636)
    Tax value of losses carried forward,
     net of valuation allowance                         208         173            -             -          208          173
    Other assets                                          -          33            -             -            -           33
    Others                                               27          96          (12)           (8)          15           88
    ------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                   621         760         (688)         (679)         (67)          81
    ------------------------------------------------------------------------------------------------------------------------


    The Company
    ------------------------------------------------------------------------------------------------------------------------
                                                         Assets                  Liabilities                Net balance
    ------------------------------------------------------------------------------------------------------------------------
                                                      At 30       At 31        At 30         At 31        At 30        At 31
                                                       June    December         June      December         June     December
                                                       2002        2001         2002          2001         2002         2001
                                               RMB millions RMB millions  RMB millions  RMB millions RMB millions RMB millions
    ------------------------------------------------------------------------------------------------------------------------
    Current
    ------------------------------------------------------------------------------------------------------------------------
    Provision primarily for receivables
      and inventories                                   193         281            -             -          193          281
    Non-current
    Property, plant and equipment                        32           3          (48)          (33)         (16)         (30)
    Others                                                -          53           (3)            -           (3)          53
    ------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                   225         337          (51)          (33)         174          304
    ------------------------------------------------------------------------------------------------------------------------


17  SHORT-TERM LOANS
    The Group's and the Company's short-term loans represent:

    ------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
    ------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Short-term bank loans                                       27,461            34,424            15,967            23,460
    Short-term other loans                                          61                43                34                24
    Loans from Sinopec Group Company and
      fellow subsidiaries                                        4,286             3,448             2,427             2,622
    ------------------------------------------------------------------------------------------------------------------------
                                                                31,808            37,915            18,428            26,106
    ------------------------------------------------------------------------------------------------------------------------

    The Group's and the Company's weighted average interest rate on short-term loans was 4.4% at 30 June 2002 (2001: 5.1% ) and 4.6% at 30 June 2002
    (2001: 5.1% ) respectively. The majority of the above loans are unsecured.

    The Group and the Company had no overdue short-term loan at 30 June 2002 (2001: nil).


18  BILLS PAYABLE
    Bills payable primarily represented the bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.


19  TRADE ACCOUNTS PAYABLE
    The ageing analysis of trade accounts payable are as follows:

    The Group

    ------------------------------------------------------------------------------------------------------------------------
                                                                 At 30                               At 31
                                                             June 2002                       December 2001
                                                          RMB millions                 %      RMB millions                 %
    ------------------------------------------------------------------------------------------------------------------------
    Within 3 months                                             11,232              63.6            12,494              74.4
    Between 3 and 6 months                                       2,581              14.6             1,866              11.1
    Over 6 months                                                3,842              21.8             2,433              14.5
    ------------------------------------------------------------------------------------------------------------------------
                                                                17,655             100.0            16,793             100.0
    ------------------------------------------------------------------------------------------------------------------------


    The Company
    ------------------------------------------------------------------------------------------------------------------------
                                                                 At 30                               At 31
                                                             June 2002                       December 2001
                                                          RMB millions                 %      RMB millions                 %
    ------------------------------------------------------------------------------------------------------------------------
    Within 3 months                                             12,824              78.3             9,735              76.5
    Between 3 and 6 months                                       1,836              11.2             1,313              10.3
    ------------------------------------------------------------------------------------------------------------------------
    Over 6 months                                                1,728              10.5             1,679              13.2
                                                                16,388             100.0            12,727             100.0
    ------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more shareholdings of the Company included in the balance of trade accounts payable.

    At 30 June 2002, the Group and the Company had no individually significant trade accounts payable aged over three years.


20  RECEIPTS IN ADVANCE
    Receipts in advance received from shareholders who hold 5% or more shareholdings of the Company are disclosed in Note 40.

    At 30 June 2002, the Group and the Company had no individually significant receipts in advance aged over one year.


21  TAXES PAYABLE

    ------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
    ------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Value added tax                                             (1,574)           (1,211)           (1,110)             (914)
    Consumption tax                                                786               979               524               742
    Income tax                                                   3,041             2,809             1,252               837
    Business tax                                                    42                89                10                33
    Other taxes                                                    758               921                99               147
    ------------------------------------------------------------------------------------------------------------------------
                                                                 3,053             3,587               775               845
    ------------------------------------------------------------------------------------------------------------------------

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant income tax rules and regulations of the PRC during the periods ended 30 June 2001 and 2002, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

22  OTHER PAYABLES
    At 30 June 2002, the Group's and the Company's other payables primarily represented payables for resources compensation fee and education surcharge.

23  OTHER CREDITORS
    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more shareholdings of the Company included in the balance of other creditors.

    At 30 June 2002, the Group and the Company had no individually significant other payables aged over three years.

24  ACCRUED EXPENSES
    At 30 June 2002, the Group's and the Company's accrued expenses primarily represented accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

25  CURRENT PORTION OF LONG-TERM LIABILITIES
    The Group's and the Company's current portion of long-term liabilities represent:

    ------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
    ------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Long-term bank loans
       - Renminbi loans                                          7,795             8,490             4,989             5,752
       - Japanese Yen loans                                        284               240               234               192
       - US Dollar loans                                         1,421             1,365               305               481
       - Deutsche Marks loans (Note)                                 -                30                 -                29
       - Hong Kong Dollar loans                                      3                 4                 -                 -
       - Dutch Guilders loans (Note)                                 -                11                 -                11
       - Euro loans                                                 53                 -                50                 -
    ------------------------------------------------------------------------------------------------------------------------
                                                                 9,556            10,140             5,578             6,465
    ------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
       - Renminbi loans                                            298               372               192                68
       - US Dollar loans                                            74               370                27                 2
    ------------------------------------------------------------------------------------------------------------------------
                                                                   372               742               219                70
    ------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company
    and fellow subsidiaries
       - Renminbi loans                                             81               345                75               345
       - US Dollar loans                                             9                69                 9                69
                                                                    90               414                84               414
    ------------------------------------------------------------------------------------------------------------------------
    Total current portion of long-term liabilities              10,018            11,296             5,881             6,949
    ------------------------------------------------------------------------------------------------------------------------

    Note: Loans denominated in European currencies in 2001 were converted to Euro during the six-month period ended 30 June 2002.



26  LONG-TERM LOANS
    The Group's and the Company's long-term loans represent:

    --------------------------------------------------------------------------------------------------------------------------------
                                                                             The Group                         The Company
    --------------------------------------------------------------------------------------------------------------------------------
                                                                    At 30 June    At 31 December        At 30 June    At 31 December
                                Interest rate and final maturity          2002              2001              2002              2001
    --------------------------------------------------------------------------------------------------------------------------------
                                                                  RMB millions      RMB millions      RMB millions      RMB millions
    --------------------------------------------------------------------------------------------------------------------------------
    Third parties debts
    --------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
    Renminbi loans              Interest rates ranging from
                                interest free to 11.2% per annum
                                at 30 June 2002 with
                                maturities through 2013                   32,987         32,231        21,731         21,473
    --------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen loans          Interest rates ranging from 0.3%
                                to 7.3% per annum at 30 June 2002
                                with maturities through 2024               2,520          2,401         2,406          2,272
    --------------------------------------------------------------------------------------------------------------------------------
    US                          Dollar loans Interest rates ranging
                                from interest free to 7.9% per
                                annum at 30 June 2002 with
                                maturities through 2031                    4,733          4,300         1,565          1,884
    --------------------------------------------------------------------------------------------------------------------------------
    Deutsche                    Marks loans Fixed rates ranging from
                                6.6% to 6.8% per annum at 31 December
                                2001 which was converted to Euro
                                denominated during the six-month
                                period ended 30 June 2002                      -            151             -            144
    --------------------------------------------------------------------------------------------------------------------------------
    Dutch                       Guilders loans Fixed rate at 7.9% per
                                annum at 31 December 2001 which was
                                converted to Euro denominated during
                                the six-month period ended 30 June 2002        -             28             -             28
    --------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar loans      Floating rate at Hong Kong
                                Prime Rate per annum plus 0.25%
                                with maturities through 2006                  12             14             -              -
    --------------------------------------------------------------------------------------------------------------------------------
    Euro loans                  Fixed rates ranging from 6.0% to
                                7.9% per annum at 30 June 2002
                                with maturities through 2006                 178              -           171              -
    --------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                  9,556         10,140         5,578          6,465
                                                                          30,874         28,985        20,295         19,336
    --------------------------------------------------------------------------------------------------------------------------------
    Other long-term loans
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from interest
                                free to 7.5% per annum at 30 June 2002
                                with maturities through 2015                 688            596           414            123
    --------------------------------------------------------------------------------------------------------------------------------
    US                          Dollar loans Interest rates ranging from
                                interest free to 4.3% per annum at 30
                                June 2002 with maturities through 2015       530            522           136             34
    --------------------------------------------------------------------------------------------------------------------------------
    French                      Franc loans Interest rates ranging from
                                1.8% to 8.1% per annum at 31 December
                                2001 which was converted to Euro
                                denominated during the six-month
                                period ended 30 June 2002                      -             15             -             15
    --------------------------------------------------------------------------------------------------------------------------------
    Euro loans                  Interest rates ranging from 1.8% to
                                8.1% per annum at 30 June 2002 with
                                maturities through 2025                       17              -            17              -
    --------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                    372            742           219             70
                                                                             863            391           348            102
    --------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest free with maturity in 2020       35,561         35,561        35,561         35,561
    Renminbi loans              Interest rates ranging from 5.0%
                                to 5.9% per annum at 30 June 2002
                                with maturities through 2006               1,732            796         1,726            790
    --------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Interest rates ranging from 3.3%
                                to 3.7% per annum at 30 June 2002
                                with maturities through 2006                  28            182            27            180
    --------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                     90            414            84            414
                                                                          37,231         36,125        37,230         36,117
    ================================================================================================================================
                                                                          68,968         65,501        57,873         55,555
    --------------------------------------------------------------------------------------------------------------------------------



    The maturity analysis of the Group's and the Company's long-term loans are as follows:

    ------------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Between one to two years                                     9,221            10,383             6,614             6,043
    Between two to five years                                   17,579            13,108             9,749             7,931
    After five years                                            42,168            42,010            41,510            41,581
    Total long-term loans                                       68,968            65,501            57,873            55,555
    ------------------------------------------------------------------------------------------------------------------------------

    At 30 June 2002, the Group and the Company had secured loans from third parties amounting to RMB116 million (2001: RMB171 million) and RMB94 million (2001: RMB76 million) respectively.


27  DEBENTURES PAYABLE

    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                         The Group
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                             At 30 June       At 31 December
                                                    Interest rate and final maturity               2002                 2001
                                                                                           RMB millions         RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Convertible bonds                               Fixed rate at 2.5% per annum
                                                     and redeemable in July 2004                  1,500                1,500
    ------------------------------------------------------------------------------------------------------------------------------

    Convertible bonds amounting to RMB1,500 million were issued by a subsidiary on 28 July 1999. The bonds are convertible upon an initial public offering ("IPO") into ordinary shares of the subsidiary at the IPO price of the ordinary shares and at the option of the holders during the period from 28 July 2000 to 27 July 2004.


28  OTHER LONG-TERM PAYABLES
    Other long-term payables primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.


29  SHARE CAPITAL

    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                 The Group and the Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                             At 30 June       At 31 December
                                                                                                   2002                 2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                           RMB millions         RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Registered, issued and fully paid:
    67,121,951,000 domestic state-owned A shares of RMB1.00 each                                    67,122            67,122
    16,780,488,000 H shares of RMB1.00 each                                                         16,780            16,780
    2,800,000,000 A shares of RMB1.00 each                                                           2,800             2,800
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                    86,702            86,702
    ------------------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB1.00 each, which were all held by Sinopec Group Company (Note 1).

    Pursuant to the resolutions passed in an extraordinary general meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American depositary shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    According to Sinopec Group Company's debt-to-equity arrangement, some of the Company's shares held by Sinopec Group Company were transferred to the following state-owned bank and asset management companies. Pursuant to the notice Cai Qi [2000] No. 261 issued by MOF, the Company, having made its global offer of H shares, adjusted the price of shares to be transferred to the following entities, based on the issue price of the H shares, in connection with the debt-to-equity arrangement and the proportion of its state-owned shares. As a result, shares of the Company held by the State Development Bank of China, China Cinda Asset Management Corporation, China Orient Asset Management Corporation, China Huarong Asset Management Corporation are 8,775,570,000 shares, 8,720,650,000 shares, 1,296,410,000 shares and
    586,760,000 shares respectively. Shares of the Company held by Sinopec Group Company was adjusted to 47,742,600,000 shares accordingly. Such arrangement was approved by MOF in Cai Qi [2000] No. 754 "Comments on the issues relating to the management of the state-owned equity in China Petroleum and Chemical Corporation".

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB1.00 each at RMB4.22.

    All the domestic state-owned ordinary shares and H shares rank pari passu in all material respects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.


30  CAPITAL RESERVE
    The movements in capital reserve are as follows:

    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                 The Group and the Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                             At 30 June       At 31 December
                                                                                                   2002                 2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                           RMB millions         RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January                                                                        36,297               27,449
    Share premium from issuance of share                                                             -                9,016
    Less: underwriting and issuing expenses                                                          -                  168
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                                                              36,297               36,297
    ------------------------------------------------------------------------------------------------------------------------------


31  SURPLUS RESERVES
    Movements in statutory surplus reserve and statutory public welfare fund are as follows:

    ------------------------------------------------------------------------------------------------------------------------------
                                                                                         The Group and the Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                                               Statutory         Statutory
                                                                                 surplus            public
                                                                                 reserve      welfare fund             Total
    ------------------------------------------------------------------------------------------------------------------------------
                                                                            RMB millions      RMB millions      RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2001                                                      1,615             1,615             3,230
    Appropriation of net income                                                    1,402             1,402             2,804
    Balance at 31 December 2001                                                    3,017             3,017             6,034
    Balance at 1 January 2002                                                      3,017             3,017             6,034
    Appropriation of net income                                                      450               450               900
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2002                                                        3,467             3,467             6,934
    ------------------------------------------------------------------------------------------------------------------------------

    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a) 10% of the net profit is transferred to the statutory surplus reserve;

    (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund;

    (c) after the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the Annual General Meeting.


32  INCOME FROM PRINCIPAL OPERATIONS
    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in Note 44.

    For the six-month period ended 30 June 2002, revenue from sales to top five customers are RMB20,500 million which accounts for 15% of income from principal operations of the Group.


33  SALES TAXES AND SURCHARGES


    ------------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                          Six-month periods ended 30 June    Six-month periods ended 30 June
    ------------------------------------------------------------------------------------------------------------------------------
                                                                  2002              2001              2002              2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
                                                                             (unaudited)                         (unaudited)
    ------------------------------------------------------------------------------------------------------------------------------
    Consumption tax                                              4,300             4,401             2,872             3,017
    City construction tax                                          774               860               411               435
    Education surcharge                                            370               399               196               210
    Resources tax                                                  282               199                40                45
    Business tax                                                    50                67                31                44
    ------------------------------------------------------------------------------------------------------------------------------
                                                                 5,776             5,926             3,550             3,751
    ------------------------------------------------------------------------------------------------------------------------------


34  FINANCIAL EXPENSES

    ------------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                          Six-month periods ended 30 June    Six-month periods ended 30 June
    ------------------------------------------------------------------------------------------------------------------------------
                                                                  2002              2001              2002              2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
                                                                             (unaudited)                         (unaudited)
    ------------------------------------------------------------------------------------------------------------------------------
    Interest expenses incurred                                   2,791             3,359             1,755             2,201
    Less: Capitalised interest expenses                            437               149               276                90
    Financial expenses-interest expenses                         2,354             3,210             1,479             2,111
    Interest income                                               (130)             (739)              (71)             (588)
    Foreign exchange losses                                        259               103               212                40
    Foreign exchange gains                                         (31)             (277)              (23)             (207)
    ------------------------------------------------------------------------------------------------------------------------------
                                                                 2,452             2,297             1,597             1,356
    ------------------------------------------------------------------------------------------------------------------------------


35  EXPLORATION EXPENSES
    Exploration expenses include geological and geophysical expenses and write-off of dry hole costs.


36  INVESTMENT INCOME

    ------------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                          Six-month periods ended 30 June    Six-month periods ended 30 June
    ------------------------------------------------------------------------------------------------------------------------------
                                                                  2002              2001              2002              2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
                                                                             (unaudited)                         (unaudited)
    ------------------------------------------------------------------------------------------------------------------------------
    Investment income accounted for under the cost method           42                82               (1)                17
    Investment income accounted for under the equity method        144               221             5,923             9,902
    ------------------------------------------------------------------------------------------------------------------------------
                                                                   186               303             5,922             9,919
    ------------------------------------------------------------------------------------------------------------------------------


37  NON-OPERATING EXPENSES

    ------------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                          Six-month periods ended 30 June    Six-month periods ended 30 June
    ------------------------------------------------------------------------------------------------------------------------------
                                                                  2002              2001              2002              2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
                                                                             (unaudited)                         (unaudited)
    ------------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of fixed assets                               117               277                64               121
    Fines, penalties and compensation                               34                10                34                 8
    Donation                                                        22                23                16                18
    Employee reduction expenses (Note)                               -             1,301                 -               753
    Others                                                         172               148               135               115
    ------------------------------------------------------------------------------------------------------------------------------
                                                                   345             1,759               249             1,015
    ------------------------------------------------------------------------------------------------------------------------------

    Note: There was no employee reduction expenses incurred during the six-month period ended 30 June 2002. In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB1,301 million (unaudited) during the six-month period ended 30 June 2001 in respect of the voluntary termination of approximately 27,000 employees.


38  INCOME TAX

    ------------------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
    ------------------------------------------------------------------------------------------------------------------------------
                                                          Six-month periods ended 30 June    Six-month periods ended 30 June
    ------------------------------------------------------------------------------------------------------------------------------
                                                                  2002              2001              2002              2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
                                                                             (unaudited)                         (unaudited)
    ------------------------------------------------------------------------------------------------------------------------------
    Provision for PRC income tax                                 2,026             3,555             1,939             3,379
    Deferred taxation                                              148              (144)              130               (45)
    ------------------------------------------------------------------------------------------------------------------------------
                                                                 2,174             3,411             2,069             3,334
    ------------------------------------------------------------------------------------------------------------------------------


39  DIVIDENDS
    Pursuant to the shareholder's approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to declare the interim dividends for the year ending 2002. According to the resolution passed at the Director's meeting on 16 August 2002, an interim dividend of RMB0.02 (2001: nil (unaudited)) per share totalling RMB1,734 million (2001: nil (unaudited)) was declared. The interim dividend for the year ending 2002 has been provided for in this financial statement.

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, a final dividend of RMB0.08 per share totalling RMB6,936 million in respect of the year ended 31 December 2001 was declared and paid on 8 August 2002. Pursuant to the shareholders' approval at the Annual General Meeting on 5 June 2001, a final dividend of RMB0.08 per share totalling RMB6,712 million in respect of the year ended 31 December 2000 was declared and was paid on 27 July 2001.


40  RELATED PARTIES AND RELATED PARTY TRANSACTIONS

    (a) Related parties having the ability to exercise control over the Group

        The name of the company        :   China Petrochemical Corporation
                                           ("Sinopec Group Company")
        Registered address             :   No. 6A, Huixin East Street,
                                           Chaoyang District, Beijing
        Principal activities           :   Processing crude oil into refined
                                           products and petrochemical products,
                                           petrochemical products which include:
                                           petrochemical products made from
                                           crude oil and natural gas;
                                           production, sale and import and
                                           export of synthetic fibre and
                                           synthetic fibre monomer.
       Relationship with the Group    :    Ultimate holding company
       Types of legal entity          :    State-owned
       Authorised representative      :    Li Yizhong
       Registered capital             :    RMB104,912 million


       There is no movement in the above registered capital for the six-month period ended 30 June 2002.

       At 30 June 2002, Sinopec Group Company held 55.1% shares of the Compnay and there is no change on percentage shareholdings during this reporting period.

   (b) Related parties not having the ability to exercise control over the Group

       Sinopec Finance Company Limited
       Nanjing Chemical Industry Company Limited
       Zhongyuan Petrochemical Company
       Sichuan Vinylon Company Nanjing Petrochemical Company
       Qingjiang Petrochemical Limited Liability Company
       Baoding Petrochemical Company
       Maoming Ethylene Plant Luoyang Petrochemical Polypropylene
            Industrial Company
       Baling Petrochemical Yueyang Petrochemical Company
       Tianjin United Chemical Company

       The above companies and the Company are under common control of a parent company.

   (c) The principal related party transactions carried out in the ordinary course of business are as follows:

    --------------------------------------------------------------------------------------------------------------------------
                                                                                              Six-month periods ended 30 June
    --------------------------------------------------------------------------------------------------------------------------

                                                                                 Note                 2002              2001
    --------------------------------------------------------------------------------------------------------------------------
                                                                                              RMB millions      RMB millions
                                                                                                                 (unaudited)
    --------------------------------------------------------------------------------------------------------------------------
       Sales of goods                                                             (i)               14,785            19,925
       Purchases                                                                 (ii)               10,320            10,106
       Transportation and storage                                                (iii)                 619               722
       Exploration and development services                                      (iv)                5,273             3,237
       Production related services                                                (v)                2,792             2,377
       Ancillary and social services                                             (vi)                  982             1,259
       Operating lease charges                                                   (vii)               1,358             1,239
       Agency commission income                                                 (viii)                   2                 3
       Intellectual property license fee paid                                    (ix)                    5                 5
       Interest received                                                          (x)                   28                38
       Interest paid                                                             (xi)                  226               290
       Net deposits placed with related parties                                  (xii)               1,816            (2,018)
       Net loans obtained/(repaid to) from related parties                      (xiii)               1,620              (728)

       The amounts set out in the table above in respect of the six-month periods ended 30 June 2002 and 2001 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

       Notes:

       (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products and petroleum products.

       (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

       (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

       (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

       (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

       (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land and buildings.

       (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

       (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

       (x) Interest received represents interest received from deposits placed with related companies. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balances of deposits at 31 December 2001 and 30 June 2002 were RMB7,129 million and RMB5,313 million respectively.

       (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company.

       (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

       (xiii) The Group obtained/repaid loans and advances from/to Sinopec Group Company and Sinopec Finance Company Limited.

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2002. The terms of these agreements are summarised as follows:

    (a) The Company entered into a three-year Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

       o  the government-prescribed price;

       o where there is no government-prescribed price, the government guidance price; (_)where there is neither a government-prescribed price nor a government guidance price, the market price; or

       o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b) The Company has entered into a three-year non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings for terms the shorter of the period of the existing land use rights and 50 years for land and 20 years for buildings at a rental of approximately RMB2,007 million and RMB482 million per annum respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amounts not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months' notice to Sinopec Group Company.

    (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company for a term of ten years. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e) The Company has entered into agency agreements for a period of three years effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

    (f) The Company has entered into a service stations franchise agreement with Sinopec Group Company for a term of ten years under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

    (g) Balances with related party

       The balances with the Group's related parties at 30 June 2002 are as follows:

       ---------------------------------------------------------------------------------------------------------------------
                                                           The ultimate holding company          Other related companies
       ---------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
       ---------------------------------------------------------------------------------------------------------------------
                                                          RMB millions      RMB millions      RMB millions      RMB millions
       ---------------------------------------------------------------------------------------------------------------------
       Trade accounts receivables                                  146               627             3,126             2,876
       Advance payments                                              7               151               771               981
       Other receivables                                            31               357             9,639             7,932
       Trade accounts payables                                       -             1,244             1,800             1,989
       Receipts in advance                                           -                 -               713                 -
       Other creditors                                             305             2,818            13,104             7,402



41  PRINCIPAL SUBSIDIARIES
    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the period ended 30 June 2002. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group.

    -----------------------------------------------------------------------------------------------
                                                            Percentage of
                                              Registered           equity
                                         capital/paid-up      held by the
    Name of company                              capital          Company    Principal activities
    -----------------------------------------------------------------------------------------------
                                            RMB millions
    -----------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical           3,374            70.01    Manufacturing of
    Company Limited                                                          chemical products
    -----------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                  1,700           100.00    Marketing and
                                                                             distribution of refined
                                                                             petroleum products
    -----------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company Limited      29,000           100.00    Exploration and
                                                                             production of crude
                                                                             oil and natural gas
    -----------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical                   2,253        (i) 50.00    Manufacturing of
    Company Limited                                                          plastics, intermediate
                                                                             petrochemical products
                                                                             and petroleum products
-----------------------------------------------------------------------------------------------------
    Sinopec Hubei Xinghua Company Limited            282            57.58    Manufacturing of
                                                                             intermediate petrochemical
                                                                             products and petroleum
                                                                             products
-----------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and Chemical          1,064            98.79    Manufacturing of
    Company Limited                                                          intermediate petrochemical
                                                                             products and petroleum
                                                                             products
-----------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical                     1,950            82.05    Manufacturing of
    Company Limited                                                          intermediate petrochemical
                                                                             products and petroleum
                                                                             products
-----------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                 7,200            55.56    Manufacturing of
    Company Limited                                                          synthetic fibres, resin
                                                                             and plastics, intermediate
                                                                             petrochemical products and
                                                                             petroleum products
-----------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining Chemical         1,154            79.73    Manufacturing of
    Company Limited                                                          intermediate petrochemical
                                                                             products andpetroleum
                                                                             products
-----------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited              HK$104            72.40    Trading of crude oil
                                                                             and petroleum products
-----------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group                    147        (i) 46.25    Marketing and
    Company Limited                                                          distribution of refined
                                                                             petroleum products
-----------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company Limited            519        (i) 40.72    Manufacturing of
                                                                             intermediate petrochemical
                                                                             products and petroleum
                                                                             products
-----------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical                   2,330            84.98    Manufacturing of
    petrochemical products and
    Company Limited                                                          petroleum products
-----------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre                 4,000        (i) 42.00    Production and sale of
    Company Limited                                                          polyester chips and
                                                                             polyester fibres
-----------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and Chemical          2,524            71.32    Manufacturing of
    Company Limited                                                          intermediate petrochemical
                                                                             products and petroleum
                                                                             products
-----------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum                      816            75.00    Exploration and
    Company Limited                                                          production of crude oil
                                                                             and natural gas
-----------------------------------------------------------------------------------------------------

    (i) The Company consolidated the results of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.


42  COMMITMENTS
    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2002, the future minimum lease payments under operating leases are as follows:

       ----------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
       ----------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
       ----------------------------------------------------------------------------------------------------------------------
       Within one year                                           2,814             2,844             2,558             2,590
       Between one to two years                                  2,658             2,736             2,530             2,565
       Between two to three years                                2,597             2,563             2,522             2,494
       Between three to four years                               2,588             2,559             2,513             2,492
       Between four to five years                                2,578             2,550             2,504             2,484
       After five years                                         84,426            85,368            83,277            84,250
       ----------------------------------------------------------------------------------------------------------------------
                                                                97,661            98,620            95,904            96,875
       ----------------------------------------------------------------------------------------------------------------------

    CAPITAL COMMITMENTS
    At 30 June 2002, the Group and the Company had capital commitments as follows:

       ----------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
       ----------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
       ----------------------------------------------------------------------------------------------------------------------
       Authorised and contracted for                            20,993            21,636            12,355             8,436
       Authorised but not contracted for                        18,299            18,204            11,058            12,437
       ----------------------------------------------------------------------------------------------------------------------
                                                                39,292            39,840            23,413            20,873
       ----------------------------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, and the construction of service stations and oil depots.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and these may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is extended to 55 years as a special dispensation is given by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration. The Group is required to make payments for its exploration and production licenses and the amounts are recognised in the income statement.

    The Group has to make payments of exploration license fees and the production right usage fees to the Ministry of Land and Resources annually. Payments incurred for the six-month period ended 30 June 2002 was approximately RMB22 million (2001: RMB2 million (unaudited)).

    At 30 June 2002, the estimated annual payments as to exploration and production licenses in the future are as follows:

       ----------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
       ----------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
       ----------------------------------------------------------------------------------------------------------------------
       Within one year                                              76                43                51                28
       Between one to two years                                     80                39                44                26
       Between two to three years                                   72                51                33                26
       Between three to four years                                  73                62                37                31
       Between four to five years                                   55                56                13                24
       After five years                                            266               284               104               114
       ----------------------------------------------------------------------------------------------------------------------
                                                                   622               535               282               249
       ----------------------------------------------------------------------------------------------------------------------



43  CONTINGENT LIABILITIES

    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b At 30 June 2002, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below were as follows:

       ----------------------------------------------------------------------------------------------------------------------
                                                                     The Group                         The Company
       ----------------------------------------------------------------------------------------------------------------------
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2002              2001              2002              2001
                                                          RMB millions      RMB millions      RMB millions      RMB millions
       ----------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                7,422               546             7,002                 -

       Third parties                                                65               322                 -                 -
       ----------------------------------------------------------------------------------------------------------------------
                                                                 7,487               868             7,002                 -
       ----------------------------------------------------------------------------------------------------------------------

    ENVIRONMENTAL CONTINGENCIES
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB105 million for the six-month period ended 30 June 2002 (2001: RMB94 million (unaudited)).

    LEGAL CONTINGENCIES
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

44  SEGMENTAL INFORMATION
    The Group has five operating segments as follows:

    (i) Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Company and external customers.

    (ii) Refining - which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Company and external customers.

    (iii) Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals - which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

    (v) Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

       ---------------------------------------------------------------------------------------------------------
                                                                                 Six-month periods ended 30 June
       ---------------------------------------------------------------------------------------------------------
                                                                                         2002              2001
       ---------------------------------------------------------------------------------------------------------
                                                                                 RMB millions      RMB millions
                                                                                                    (unaudited)
       Turnover
       ---------------------------------------------------------------------------------------------------------
       Exploration and production
         External sales                                                                 5,185             5,684
         Inter-segment sales                                                           17,252            21,693
       ---------------------------------------------------------------------------------------------------------
                                                                                       22,437            27,377
       ---------------------------------------------------------------------------------------------------------

       Refining
         External sales                                                                21,991            26,747
         Inter-segment sales                                                           69,500            81,615
       ---------------------------------------------------------------------------------------------------------
                                                                                       91,491           108,362
       ---------------------------------------------------------------------------------------------------------

       Marketing and distribution
         External sales                                                                81,081            93,844
         Inter-segment sales                                                            1,281             1,372
       ---------------------------------------------------------------------------------------------------------
                                                                                       82,362            95,216
       ---------------------------------------------------------------------------------------------------------

       Chemicals
         External sales                                                                24,800            26,087
         Inter-segment sales                                                            2,760             2,928
       ---------------------------------------------------------------------------------------------------------
                                                                                       27,560            29,015
       ---------------------------------------------------------------------------------------------------------

       Others
         External sales                                                                 7,571             7,952
         Inter-segment sales                                                            3,518             4,841
       ---------------------------------------------------------------------------------------------------------
                                                                                       11,089            12,793
       ---------------------------------------------------------------------------------------------------------

       Elimination of inter-segment sales                                              (94,311)         (112,449)
       Turnover                                                                        140,628           160,314
       Cost of sales, sales taxes and surcharges
       Exploration and production                                                       13,570            14,275
       Refining                                                                         87,522           103,469
       Marketing and distribution                                                       72,349            87,837
       Chemicals                                                                        25,283            26,233
       Others                                                                           11,004            12,277
       Elimination of inter-segment cost of sales                                      (94,580)         (113,917)
       Cost of sales, sales taxes and surcharges                                       115,148           130,174
       Operating profit
       Exploration and production                                                        9,216            14,046
       Refining                                                                          3,889             5,417
       Marketing and distribution                                                       10,013             7,379
       Chemicals                                                                         2,277             2,782
       Others                                                                               85               516
       ---------------------------------------------------------------------------------------------------------
       Total operating profit                                                           25,480            30,140
       ---------------------------------------------------------------------------------------------------------



REPORT OF THE INTERNATIONAL AUDITORS


To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the interim financial statements as at 30 June 2002 and 31 December 2001 and for the six-month period ended 30 June 2002 on pages 65 to 91 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of interim financial statements which give a true and fair view. In preparing interim financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those interim financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the interim financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the interim financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the interim financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the interim financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2002 and 31 December 2001 and of the Group's profit and cash flows for the six-month period ended 30 June 2002 and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

KPMG
Certified Public Accountants
Hong Kong, China, 16 August 2002

(B) INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONSOLIDATED INCOME STATEMENT
     (Amounts in millions, except per share data)

-----------------------------------------------------------------------------------------------------------------------------

                                                                                                       Six-month periods
                                                                                                         ended 30 June
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Note                 2002              2001
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       RMB               RMB
                                                                                                                 (unaudited)
-----------------------------------------------------------------------------------------------------------------------------
Turnover and other operating revenues
-----------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                       3               140,628           160,314
-----------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                       4                 5,569             5,506
                                                                                                   146,197           165,820
-----------------------------------------------------------------------------------------------------------------------------
Operating expenses
-----------------------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and operating supplies and expenses                             (100,571)         (115,375)
    Selling, general and administrative expenses                                   5                (9,814)           (8,338)
    Depreciation, depletion and amortisation                                                       (11,346)          (10,441)
    Exploration expenses, including dry holes                                                       (1,909)           (1,879)
    Personnel expenses                                                             6                (5,873)           (5,752)
    Employee reduction expenses                                                    7                     -            (1,301)
    Taxes other than income tax                                                    8                (5,776)           (5,929)
    Other operating expenses, net                                                  9                  (201)             (347)
-----------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                                   (135,490)         (149,362)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                    10,707            16,458
-----------------------------------------------------------------------------------------------------------------------------
Finance costs
    Interest expense                                                              10                (2,263)           (2,966)
    Interest income                                                                                    130               739
    Foreign exchange losses                                                                           (259)             (103)
    Foreign exchange gains                                                                              31               277
-----------------------------------------------------------------------------------------------------------------------------
       Net finance costs                                                                            (2,361)           (2,053)
-----------------------------------------------------------------------------------------------------------------------------
Investment income                                                                                       42                82
Share of profits less losses from associates and jointly controlled entities                            90               190
Profit from ordinary activities before taxation                                                      8,478            14,677
Taxation                                                                          11                (2,594)           (4,095)
Profit from ordinary activities after taxation                                                       5,884            10,582
Minority interests                                                                                    (451)             (607)
Profit attributable to shareholders                                                                  5,433             9,975
Basic earnings per share                                                          13                  0.06              0.12
Dividends attributable for the period:
Interim dividend declared after the balance sheet date                            12                 1,734                 -
-----------------------------------------------------------------------------------------------------------------------------

The notes on pages 70 to 91 form part of these interim financial statements.




CONSOLIDATED BALANCE SHEET
(Amounts in millions)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                 Note                 2002              2001
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       RMB               RMB

Non-current assets
    Property, plant and equipment                                                 14               221,183           217,757
    Construction in progress                                                      15                31,113            26,450
    Investments                                                                   16                 3,307             3,282
    Interests in associates and jointly controlled entities                       17                 6,142             5,172
    Deferred tax assets                                                           21                 1,004               769
    Lease prepayments                                                                                  780             2,115
    Other assets                                                                                     1,541             1,369
-----------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                           265,070           256,914
-----------------------------------------------------------------------------------------------------------------------------

Current assets
-----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                       19,138            21,023
    Time deposits with financial institutions                                                        2,072             1,831
    Trade accounts receivables                                                    18                13,265            11,082
    Bills receivable                                                              18                 4,316             3,542
    Inventories                                                                   19                47,691            46,194
    Prepaid expenses and other current assets                                     20                26,497            26,123
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               112,979           109,795
-----------------------------------------------------------------------------------------------------------------------------

Current liabilities
-----------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                              22                37,450            45,349
    Loans from Sinopec Group Company and fellow subsidiaries                      22                 4,376             3,862
    Trade accounts payable                                                        23                17,655            16,793
    Bills payable                                                                 23                32,903            26,022
    Accrued expenses and other payables                                           24                38,747            29,876
    Income tax payable                                                                               3,041             2,809
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          134,172           124,711
-----------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                            (21,193)          (14,916)
-----------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                              243,877           241,998
-----------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
-----------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                               22                33,237            30,876
    Loans from Sinopec Group Company and fellow subsidiaries                      22                37,231            36,125
    Deferred tax liabilities                                                      21                 3,431             2,981
    Other liabilities                                                                                  701               806
-----------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                       74,600            70,788
-----------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                  23,705            23,541

-----------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                         145,572           147,669
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------
Share capital                                                                     25                86,702            86,702
-----------------------------------------------------------------------------------------------------------------------------R
Reserves                                                                                            58,870            60,967
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   145,572           147,669
-----------------------------------------------------------------------------------------------------------------------------


Approved and authorised for issue by the board of directors on 16 August 2002.

Li Yizhong                                Wang Jiming                              Zhang Jiaren
Chairman                                  Director and President                   Director, Vice
                                                                                   President and
                                                                                   Chief Financial
                                                                                   Officer

The notes on pages 70 to 91 form part of these interim financial statements.



CONSOLIDATED CASH FLOW STATEMENT
(Amounts in millions)

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                Note         2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                              RMB               RMB
                                                                                                         (unaudited)
Cash flows from operating activities                                             (a)        18,496             6,576

Cash flow from investing activities

    Capital expenditure                                                                     (15,432)          (21,602)
    Purchase of investments and investments in associates and
       jointly controlled entities                                                           (1,003)           (1,698)
    Proceeds from disposal of investments and investments in associates
       and jointly controlled entities                                                           84               146
    Proceeds from disposal of property, plant and equipment                                     283               156
    Repayments from associates and jointly controlled entities                                    -               117
    Increase in time deposits with financial institutions                                    (1,134)           (1,581)
    Maturity of time deposits with financial institutions                                       893            12,006
Net cash used in investing activities                                                       (16,309)          (12,456)

Cash flow from financing activities

    Proceeds from bank and other loans                                                      132,662           120,776
    Repayments of bank and other loans                                                     (136,836)         (105,231)
    Distributions to minority interests                                                         (84)             (234)
    Contributions from minority interests                                                       182                 -
Net cash (used in)/generated from financing activities                                       (4,076)           15,311

Net (decrease)/increase in cash and cash equivalents                                         (1,889)            9,431
Effect of foreign exchange rate                                                                   4               (10)
Cash and cash equivalents at beginning of period                                             21,023            19,621
Cash and cash equivalents at end of period                                                   19,138            29,042



The notes on pages 70 to 91 form part of these interim financial statements.

Notes to the consolidated cash flow statement
(Amounts in millions)

(a) Reconciliation of profit from ordinary activities before taxation to cash flows from operating activities


---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                              RMB               RMB
                                                                                                         (unaudited)
    Profit from ordinary activities before taxation                                          8,478            14,677
    Adjustments for:
    Depreciation, depletion and amortisation                                                11,346            10,441
    Dry hole costs                                                                             623               978
    Share of profits less losses from associates and jointly controlled entities               (90)             (190)
    Investment income                                                                          (42)              (82)
    Interest income                                                                           (130)             (739)
    Interest expense                                                                         2,263             2,966
    Unrealised foreign exchange loss/(gain)                                                    252              (243)
    Loss on disposal of property, plant and equipment                                           92               258
    Increase in trade accounts receivables                                                  (2,183)           (4,086)
    Increase in bills receivable                                                              (774)           (1,450)
    Increase in inventories                                                                 (1,497)           (4,491)
    Decrease/(increase) in prepaid expenses and other current assets                           114            (5,611)
    Decrease in lease prepayments                                                               12                25
    Increase in other assets                                                                  (333)             (413)
    Increase/(decrease) in trade accounts payable                                              862            (6,000)
    Increase in bills payable                                                                6,881             6,991
    Decrease in accrued expenses and other payables                                         (2,443)             (290)
    (Decrease)/increase in other liabilities                                                  (105)              119
    Cash generated from operations                                                          23,326            12,860
    Interest received                                                                          144               777

    Interest paid                                                                           (3,245)           (2,684)
    Investment income received                                                                  33               198
    Income tax paid                                                                         (1,762)           (4,575)
    Cash flows from operating activities                                                    18,496             6,576
---------------------------------------------------------------------------------------------------------------------


The notes on pages 70 to 91 form part of these interim financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS
(Amounts in millions, except per share data)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                 Statutory
                                                                      Statutory     public
                              Share    Capital      Share Revaluation   surplus    welfare     Other    Retained
                            capital    reserve    premium    reserve    reserve       fund   reserves   earnings       Total
--------------------------------------------------------------------------------------------------------------------------------
                                RMB        RMB        RMB        RMB        RMB        RMB        RMB        RMB         RMB
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' fund
 at 1 January 2001           83,902    (14,579)     9,224     33,257      1,615      1,615      2,147     15,973     133,154
--------------------------------------------------------------------------------------------------------------------------------
Dividend paid (Note 12)           -          -          -          -          -          -          -     (6,712)     (6,712)
--------------------------------------------------------------------------------------------------------------------------------
Issue of shares, net of
 issuing expenses of
 RMB168 million               2,800          -      8,848          -          -          -          -          -      11,648
--------------------------------------------------------------------------------------------------------------------------------
Profit attributable to
  shareholders                    -          -          -          -          -          -          -     16,025      16,025
--------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a)
  and (b))                        -          -          -          -      1,402      1,402          -     (2,804)          -
--------------------------------------------------------------------------------------------------------------------------------
Consideration for
  Acquisition of
  Sinopec National
  Star (Note 1)                   -          -          -          -          -          -     (6,446)         -      (6,446)
--------------------------------------------------------------------------------------------------------------------------------
Transfer from other reserves
 to capital reserve               -     (4,299)         -          -          -          -      4,299          -           -
--------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised      -          -          -       (232)         -          -          -        232           -
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' fund
 at 31 December 2001         86,702    (18,878)    18,072     33,025      3,017      3,017          -     22,714     147,669
--------------------------------------------------------------------------------------------------------------------------------
Dividend payable (Note 12)        -          -          -          -          -          -          -     (6,936)     (6,936)
--------------------------------------------------------------------------------------------------------------------------------
Profit attributable
  to shareholders                 -          -          -          -          -          -          -      5,433       5,433
--------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a)
  and (b))                        -          -          -          -        450        450          -       (900)          -
--------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised      -          -          -       (166)         -          -          -        166           -
--------------------------------------------------------------------------------------------------------------------------------
Adjustment to land use rights
 (Note (d))                       -          -          -       (840)         -          -        246          -        (594)
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax on amortisation
 of land use rights
 realised (Note (d))              -          -          -          -          -          -         (3)         3           -
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' fund
 at 30 June 2002             86,702    (18,878)    18,072     32,019      3,467      3,467        243     20,480     145,572
--------------------------------------------------------------------------------------------------------------------------------

Notes:

(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

    Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the six-month period ended 30 June 2002, the Company transferred RMB450 million, being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations to this reserve.

(b) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to determine the amount of the transfer. During the six-month period ended 30 June 2002, the directors authorised the transfer of RMB450 million, being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(c) According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 30 June 2002, the amount of retained profits available for distribution was RMB13,610 million, being the amount determined in accordance with the PRC Accounting Rules and Regulations. Interim dividend of RMB0.02 per share totalling RMB1,734 million in respect of the year ending 31 December 2002 has not been provided for in the interim financial statement for the six-month period ended 30 June 2002.

(d) Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights credited to revaluation reserve previously, net of minority interests, was eliminated during the period. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the periods prior to the change. As a result of the tax deductibility of the revaluation surplus, a deferred tax asset, net of minority interests, is created with a corresponding increase in other reserves.

    At 30 June 2002, lease prepayments which comprise of land use rights have been presented in a separate balance sheet caption. Accordingly, the comparative amount at 31 December 2001 which was previously included in property, plant and equipment was reclassified to conform with the current period's presentation.

    Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

(e) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the consideration paid over the amount of the net assets acquired from Sinopec National Star.

(f) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

The notes on pages 70 to 91 form part of these interim financial statements.



NOTES ON THE INTERIM FINANCIAL STATEMENTS for the six-month period ended 30 June 2002

1.  PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation ("the Company") is an oil and energy company that, through its subsidiaries (hereinafter collectively referred to as "the Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China ("the PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation ("the Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning 31 December 1999. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas,
    (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations"). Sinopec Group Company retained certain refining and production enterprises and facilities that were not considered strategically competitive with the Company's oil and gas and chemical operations. In addition, Sinopec Group Company retained units providing certain social services, government functions and other ancillary and supporting services.

    Basis of presentation
    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB6.45 billion (hereinafter referred to as the "Acquisition").

    As the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the interim financial statements of the Group for periods prior to the Acquisition have been restated to include the results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group was treated as an equity transaction.

    The results of operations previously reported by the separate enterprises and the combined amounts for the period ended 30 June 2001 presented in the accompanying interim financial statements are summarised below.

    -------------------------------------------------------------------------------------------------------
                                                            The Group
                                                              without
                                                              Sinopec           Sinopec
                                                        National Star     National Star          Combined
    -------------------------------------------------------------------------------------------------------
                                                         RMB millions      RMB millions      RMB millions
                                                          (unaudited)       (unaudited)       (unaudited)
    -------------------------------------------------------------------------------------------------------
    Results of operation:
       Operating revenue                                      164,307             1,513           165,820
       Net income                                               9,580               395             9,975
       Basic earnings per share (RMB)                            0.11              0.01              0.12
    -------------------------------------------------------------------------------------------------------

    The accompanying interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accompanying interim financial statements are prepared on the historical cost basis as modified by the revaluation of property, plant and equipment (Note 14). The accounting policies described in Note 2 have been consistently applied by the Group. As described in note (d) to the consolidated statement of changes in shareholders' funds, land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset as of 1 January 2002.

    The preparation of the interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

    The interim financial information relating to 30 June 2001 are unaudited and reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the Group's results of operations and cash flows for the six-month period ended 30 June 2001.

2.  PRINCIPAL ACCOUNTING POLICIES

    (a) Basis of consolidation
        The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

        The results of subsidiaries are included in the consolidated income statement from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit from ordinary activities after taxation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

       The particulars of the Group's principal subsidiaries are set out in
       Note 30.

    (b) Translation of foreign currencies
        The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the applicable PBOC rates at the balance sheet date.

        Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c) Cash and cash equivalents
        Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months.

    (d) Trade accounts receivables
        Trade accounts receivables are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

    (e) Inventories
        Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

        Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f) Property, plant and equipment
        Property, plant and equipment are initially recorded at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 14), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

        Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

        Depreciation is provided to write off the cost/revalued amount of each asset, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

        Buildings                                                 15 to 45 years
        Plant, machinery, equipment and others                     4 to 18 years
        Oil depots, storage tanks and
            service station equipment                              8 to 14 years

    (g) Oil and gas properties
        The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

        Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

        Future dismantlement, restoration and abandonment costs are estimated taking into account the anticipated method of dismantlement and restoration, and are provided using the unit-of-production method.

    (h) Construction in progress
        Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

        Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

       No depreciation is provided in respect of construction in progress.

    (i) Investments
        Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

    (j) Investments in associates and jointly controlled entities
        An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies. Joint control is the contractually agreed sharing of control over an economic activity.

        Investments in associates and jointly controlled entities are accounted for using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

    (k) Provisions
        A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

    (l) Revenue recognition
        Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

        Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

    (m) Borrowing costs
        Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (n) Repairs and maintenance expenditure
        Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

    (o) Environmental expenditures
        Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

        Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (p) Research and development costs
        Research and development costs are recognised as expenses in the period in which they are incurred.

    (q) Operating leases
        Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (r) Retirement benefits
        The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 28.

    (s) Impairment loss
        The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

        The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

    (t) Income tax
        Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement.

        The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (u) Dividends
        Dividends are recognised as a liability in the period in which they are declared.

    (v) Segmental reporting
        A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

    (w) Lease prepayments
        Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

3.  TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4.  OTHER OPERATING REVENUES

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
    Sale of ancillary materials                                                            4,614             4,633
    Income from rendering of services                                                        417               277
    Rental income                                                                             83               135
    Others                                                                                   455               461
---------------------------------------------------------------------------------------------------------------------
                                                                                           5,569             5,506
---------------------------------------------------------------------------------------------------------------------


5.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:
---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------
    Research and development costs                                                           554               528
    Operating lease charges                                                                1,527             1,416
---------------------------------------------------------------------------------------------------------------------


6.  PERSONNEL EXPENSES

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------
    Wages and salaries                                                                     4,256             4,214
    Staff welfare                                                                            575               569
    Contributions to retirement schemes                                                      682               612
    Social security contributions                                                            360               357
---------------------------------------------------------------------------------------------------------------------
                                                                                           5,873             5,752
---------------------------------------------------------------------------------------------------------------------


7.  EMPLOYEE REDUCTION EXPENSES
    There was no employee reduction expenses incurred during the period ended 30 June 2002. For the six-month period ended 30 June 2001, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB1,301 million
    (unaudited) in respect of the voluntary termination of approximately
    27,000 employees.


8.  TAXES OTHER THAN INCOME TAX

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------
    Consumption tax                                                                        4,300             4,401
    City construction tax                                                                    774               860
    Education surcharge                                                                      370               399
    Resources tax                                                                            282               199
    Business tax                                                                              50                67
    Others                                                                                     -                 3
---------------------------------------------------------------------------------------------------------------------
                                                                                           5,776             5,929
---------------------------------------------------------------------------------------------------------------------

    Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.


9.  OTHER OPERATING EXPENSES, NET

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------

    Fines, penalties and compensations                                                        32                 3
    Donations                                                                                 22                23
    Loss on disposal of property, plant and equipment                                         92               258
---------------------------------------------------------------------------------------------------------------------
    Others                                                                                    55                63
---------------------------------------------------------------------------------------------------------------------


10. INTEREST EXPENSE

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------

    Interest expense incurred                                                              2,791             3,359
    Less: Interest expense capitalised*                                                     (528)             (393)
    Interest expense                                                                       2,263             2,966
    * Interest rates per annum at which borrowing costs were
    capitalised for construction in progress                                        3.1% to 6.2%     5.13% to 8.0%
---------------------------------------------------------------------------------------------------------------------


11. TAXATION
    Taxation in the consolidated income statement represents:

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------
    Provision for PRC income tax
       - the Group                                                                         1,994             3,511
       - associates and jointly controlled entities                                           14                34
    Deferred taxation (Note 21)                                                              586               550
---------------------------------------------------------------------------------------------------------------------
                                                                                           2,594             4,095
---------------------------------------------------------------------------------------------------------------------

    A reconciliation of the expected tax with the actual tax expense is as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                                        8,478            14,677
    Expected PRC income tax expense at a statutory tax rate of 33%                         2,798             4,843
    Non-deductible expenses                                                                   24                26
    Non-taxable income                                                                      (120)             (161)
    Differential tax rate on subsidiaries' income (Note (i))                                (115)             (290)
    Tax losses not recognised for deferred tax                                               162                42
    Others                                                                                  (155)             (365)
---------------------------------------------------------------------------------------------------------------------
                                                                                           2,594             4,095
---------------------------------------------------------------------------------------------------------------------
    Note:

    (i) The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the periods ended 30 June 2001 and 2002, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.


12. DIVIDENDS
    Dividends attributable for the periods represent:

---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------
    Interim dividends declared after the balance sheet date of RMB0.02 per share
     (2001: RMB nil per share (unaudited))                                                 1,734                 -
---------------------------------------------------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to declare the interim dividends for the year ending 31 December 2002. According to the resolution passed at the Director's meeting on 16 August 2002, an interim dividend of RMB0.02 (2001: RMB nil (unaudited)) per share totalling RMB1,734 million (2001: RMB nil (unaudited)) was declared.
    The interim dividend for the year ending 2002 has not been provided for in the interim financial statements for the six-month period ended 30
    June 2002.

    Dividends attributable to the previous financial year and approved during the periods represent:
---------------------------------------------------------------------------------------------------------------------
                                                                                               Six-month periods
                                                                                                 ended 30 June
---------------------------------------------------------------------------------------------------------------------
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
                                                                                     RMB millions       RMB millions
                                                                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------
    Final dividends in respect of the previous financial year approved during
     the period of RMB0.08 per share (2000: RMB0.08 per share)                             6,936             6,712
---------------------------------------------------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, a final dividend of RMB0.08 per share totalling RMB6,936 million in respect of the year ended 31 December 2001 was declared and paid on 8 August 2002. Pursuant to the shareholders' approval at the Annual General Meeting on 5 June 2001, a final dividend of RMB0.08 per share totalling RMB6,712 million in respect of the year ended 31 December 2000 was declared and was paid on 27 July 2001.


13. BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the six-month period 30 June 2002 is based on the profit attributable to shareholders of RMB5,433 million (2001: RMB9,975 million (unaudited)) and
    86,702,439,000 (2001: 83,902,439,000 (unaudited)) shares in issue during the period.

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either period.


14. PROPERTY, PLANT AND EQUIPMENT

    By segment:

    ------------------------------------------------------------------------------------------------------------------------------
                                               Exploration                   Marketing
                                                       and                         and                  Corporate
                                                production     Refining   distribution     Chemicals   and others        Total
    ------------------------------------------------------------------------------------------------------------------------------
                                              RMB millions   RMB millions  RMB millions   RMB millions  RMB millions  RMB millions

    Cost/valuation:
    Balance at 1 January 2002                      142,354       93,003       40,683        110,429        1,657       388,126
    Additions                                          491          227          150            258           36         1,162
    Transferred from construction in progress        3,785        1,867        4,410          3,965           59        14,086
    Disposals                                         (124)        (484)        (349)          (223)         (18)       (1,198)
    Balance at 30 June 2002                        146,506       94,613       44,894        114,429        1,734       402,176
    Accumulated depreciation:
    Balance at 1 January 2002                       68,318       40,338        6,788         54,512          413       170,369
    Depreciation charge for the period               4,093        2,735          836          3,463           58        11,185
    Written back on disposal                           (28)        (198)        (187)          (145)          (3)         (561)
    Balance at 30 June 2002                         72,383       42,875        7,437         57,830          468       180,993
    Net book value:
    At 30 June 2002                                 74,123       51,738       37,457         56,599        1,266       221,183
    At 31 December 2001                             74,036       52,665       33,895         55,917        1,244       217,757
    ------------------------------------------------------------------------------------------------------------------------------




    By asset class:
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                 Oil depots,          Plant,
                                                                               storage tanks       machinery
                                                                 Oil and gas     and service       equipment
                                                   Buildings      properties        stations      and others           Total
    ---------------------------------------------------------------------------------------------------------------------------
                                                RMB millions    RMB millions    RMB millions    RMB millions    RMB millions
    ---------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2002                         33,397         125,119          33,321         196,289         388,126
    Additions                                             95               -              39           1,028           1,162
    Transferred from construction in progress            198           3,703           4,349           5,836          14,086
    Disposals                                           (111)           (121)            (69)           (897)         (1,198)
    Balance at 30 June 2002                           33,579         128,701          37,640         202,256         402,176
    Accumulated depreciation:
    Balance at 1 January 2002                         12,934          62,676           5,902          88,857         170,369
    Depreciation charge for the period                   759           3,630             624           6,172          11,185
    Written back on disposal                             (26)            (25)            (10)           (500)           (561)
    Balance at 30 June 2002                           13,667          66,281           6,516          94,529         180,993
    Net book value:
    At 30 June 2002                                   19,912          62,420          31,124         107,727         221,183
    At 31 December 2001                               20,463          62,443          27,419         107,432         217,757
    ---------------------------------------------------------------------------------------------------------------------------

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment has been determined at RMB159,788 million. The surplus on revaluation of RMB32,320 million, net of amounts allocated to minority interests, has been incorporated in the accounts of the Group at 31 December 1999. In connection with the Acquisition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB4,373 million, resulting in a surplus on revaluation of RMB1,136 million, net of amounts allocated to minority interests.


15. CONSTRUCTION IN PROGRESS

    ------------------------------------------------------------------------------------------------------------------------------
                                               Exploration                   Marketing
                                                       and                         and                  Corporate
                                                production     Refining   distribution     Chemicals   and others        Total
    ------------------------------------------------------------------------------------------------------------------------------
                                              RMB millions   RMB millions  RMB millions   RMB millions  RMB millions  RMB millions

    Balance at 1 January 2002                        3,163        6,636        8,722         7,420          509       26,450
    Additions                                        9,634        2,433        3,327         3,758          220       19,372
    Dry hole costs written off                        (623)           -            -             -            -         (623)
    Transferred to fixed assets                     (3,785)      (1,867)      (4,410)       (3,965)         (59)     (14,086)
    Balance at 30 June 2002                          8,389        7,202        7,639         7,213          670       31,113
    ------------------------------------------------------------------------------------------------------------------------------


16. INVESTMENTS

    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                              RMB millions      RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Unlisted investments, at cost                                                                    3,491             3,463

    Less: Provision for impairment losses                                                             (184)             (181)
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                     3,307             3,282
    ------------------------------------------------------------------------------------------------------------------------------

    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non oil and gas activities and operations. The Group has no investments in marketable securities.


17. INTERESTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                              RMB millions      RMB millions
    ------------------------------------------------------------------------------------------------------------------------------
    Share of net assets                                                                              6,142             5,172
    ------------------------------------------------------------------------------------------------------------------------------


    The Group's investments in associates and jointly controlled entities are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates and jointly controlled entities, all of which are incorporated in the PRC, are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Percentage
                                                                              Percentage       of equity
                                     Form of                                   of equity     held by the
                                    business         Particulars of issued   held by the       Company's
Name of company                    structure        and paid up capital         Company      subsidiaries  Principal activities
                                                                                     %                 %
-----------------------------------------------------------------------------------------------------------------------------------
Shengli Oil Field Dynamic         Incorporated     303,356,340 ordinary          26.33               -     Exploration of crude oil
 Company Limited ("Dynamic")*                      shares of RMB 1.00 each                                 and distribution of
                                                                                                           petrochemical products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shandong Taishan          Incorporated     480,793,320 ordinary          38.68               -     Trading of petroleum
Petroleum Company Limited                          shares of RMB1.00 each                                  products and
gas stations ("Taishan")*                                                                                  decoration of service
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Finance Company           Incorporated     Registered capital            32.00            8.22     Provision of non-banking
 Limited                                           RMB2,500,000,000                                        financial services
                                                                                                           within the Group
-----------------------------------------------------------------------------------------------------------------------------------
Shanghai Petroleum National       Incorporated     Registered capital            30.00               -     Exploration and
 Gas Corporation                                   RMB900,000,000                                          production of
                                                                                                           crude oil and natural gas
-----------------------------------------------------------------------------------------------------------------------------------
BASF-YPC Company Limited          Incorporated     Registered capital            30.00           10.00     Manufacturing and
                                                   RMB8,793,000,000                                        distribution of
                                                                                                           petrochemical products
-----------------------------------------------------------------------------------------------------------------------------------
Shanghai Secco Petrochemical      Incorporated     Registered capital            30.00           20.00     Manufacturing and
 Company Limited                                   USD 901,440,964                                         distribution of
                                                                                                           petrochemical products
-----------------------------------------------------------------------------------------------------------------------------------


* Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Group are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The aggregate value of the Group's investments in Dynamic and Taishan based on the quoted market price are RMB1,020 million (2001:
   RMB1,074 million) and RMB1,871 million (2001: RMB1,465 million) respectively at 30 June 2002.



18. TRADE ACCOUNTS AND BILLS RECEIVABLES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Third parties                                                                                   12,551            10,049
    Sinopec Group Company and fellow subsidiaries                                                    3,272             3,503
    Associates and jointly controlled entities                                                          79                10
                                                                                                    15,902            13,562
    Less: Allowance for doubtful accounts                                                           (2,637)           (2,480)
                                                                                                    13,265            11,082
    Bills receivable                                                                                 4,316             3,542
                                                                                                    17,581            14,624

    The ageing analysis of trade accounts and bills receivables (net of allowance for doubtful accounts) is as follows:
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------

    Within one year                                                                                 15,805            12,766
    Between one and two years                                                                          853               708
    Over two years                                                                                     923             1,150
                                                                                                    17,581            14,624

    Sales are generally on a cash term. Credit are generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

19. INVENTORIES
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Crude oil and other raw materials                                                               20,897            17,749
    Work in progress                                                                                 5,616             5,050
    Finished goods                                                                                  18,230            20,442
    Spare parts and consumables                                                                      3,472             3,555
                                                                                                    48,215            46,796
    Less: Allowance for diminution in value of inventories                                            (524)             (602)
                                                                                                    47,691            46,194

    At 30 June 2002, the carrying amount of the Group's inventories carried at net realisable value amounted to RMB949 million (2001: RMB1,924 million).

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB115,010 million for the six-month period ended 30 June 2002 (2001: RMB128,724 million (unaudited)).


20. PREPAID EXPENSES AND OTHER CURRENT ASSETS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------

    Advances to third parties                                                                        7,439             6,618
    Amounts due from Sinopec Group Company and fellow subsidiaries                                  10,448             9,421
    Other receivables                                                                                2,469             3,390
    Purchase deposits                                                                                2,156             2,426
    Prepayments in connection with construction work and equipment purchases                         1,774             1,543
    Prepaid value-added tax and customs duty                                                         1,825             2,284
    Interest receivable                                                                                  2                16
    Amounts due from associates and jointly controlled entities                                        379               373
    Prepaid rental                                                                                       5                52
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    26,497            26,123
-----------------------------------------------------------------------------------------------------------------------------------


21. DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

-----------------------------------------------------------------------------------------------------------------------------------
                                                        Assets                   Liabilities               Net balance
-----------------------------------------------------------------------------------------------------------------------------------
                                                     At 30        At 31        At 30         At 31        At 30        At 31
                                                      June     December         June      December         June     December
                                                      2002         2001         2002          2001         2002         2001
-----------------------------------------------------------------------------------------------------------------------------------
    Current
    Provisions, primarily for
      receivables and inventories                      343           432          -             -            343          432
    Non-current
    Property, plant and equipment                       59           35         (822)         (788)        (763)        (753)
    Accelerated depreciation                             -            -       (2,597)       (2,185)      (2,597)      (2,185)
    Tax value of losses carried forward,
       net of valuation allowance                      208          173            -             -          208          173
-----------------------------------------------------------------------------------------------------------------------------------
    Other assets                                         -           33            -             -            -           33
-----------------------------------------------------------------------------------------------------------------------------------
    Land use rights (Note)                             367            -            -             -          367            -
    Others                                              27           96          (12)           (8)          15           88
-----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                1,004          769       (3,431)       (2,981)      (2,427)      (2,212)
-----------------------------------------------------------------------------------------------------------------------------------

    A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB162 million was provided for the six-month period ended 30 June 2002 (2001: RMB42 million (unaudited)) in respect of the tax value of losses. The Group determined the valuation allowance relating to the tax value of losses based on management's assessment of the probability that taxable profit will be available against which the tax losses can be utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have taxable profits before the tax losses expire, whether the operations have sufficient taxable temporary differences relating to the same tax authority and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised. No valuation allowance was established for the other deferred tax assets as management believes that the amount of these deferred tax assets is more likely than not to be realised.

    Movements in the deferred tax assets and liabilities are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                     Balance      Recognised      Recognised         Balance
                                                                at 1 January        in other       in income      at 30 June
                                                                        2002        reserves       statement            2002
                                                                RMB millions    RMB millions    RMB millions    RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Current
    Provisions, primarily for receivables and inventories                432               -             (89)            343
    Non-current
    Property, plant and equipment                                       (753)              -             (10)           (763)
    Accelerated depreciation                                          (2,185)              -            (412)         (2,597)
    Tax value of losses carried forward, net of valuation allowance      173               -              35             208
    Other assets                                                          33               -             (33)              -
    Land use rights (Note)                                                 -             371              (4)            367
    Others                                                                88               -             (73)             15
-----------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax liabilities                                      (2,212)            371            (586)         (2,427)
-----------------------------------------------------------------------------------------------------------------------------------

   Note: As described in note (d) to the consolidated statements of changes in shareholders' funds, land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset as of 1 January 2002.



22. SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

    Short-term debts represent:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Third parties' debts
    Short-term bank loans                                                                           27,461            34,424
    Short-term other loans                                                                              61                43
                                                                                                    27,522            34,467
    Current portion of long-term bank loans                                                          9,556            10,140
    Current portion of long-term other loans                                                           372               742
                                                                                                     9,928            10,882
                                                                                                    37,450            45,349
    Loans from Sinopec Group Company and fellow subsidiaries
    Short-term loans                                                                                 4,286             3,448
    Current portion of long-term loans                                                                  90               414
                                                                                                     4,376             3,862
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    41,826            49,211
-----------------------------------------------------------------------------------------------------------------------------------

    The Group's weighted average interest rate on short-term loans was 4.4% at 30 June 2002 (2001: 5.1%).

    Long-term debts comprise:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                 Interest rate and final maturity                             RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Third parties' debts
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
    Renminbi denominated         Interest rates ranging from interest free to 11.2% per annum
                                 at 30 June 2002 with maturities through 2013                       32,987            32,231
-----------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated     Interest rates ranging from 0.3% to 7.3% per annum
                                 at 30 June 2002 with maturities through 2024                        2,520             2,401
-----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated        Interest rates ranging from interest free to 7.9% per
                                 annum at 30 June 2002 with maturities through 2031                  4,733             4,300
-----------------------------------------------------------------------------------------------------------------------------------
    Deutsche Marks               Fixed rates ranging from 6.6% to 6.8% per annum
     denominated                 at 31 December 2001 which was converted to Euro denominated
                                 during the six-month period ended 30 June 2002                          -               151
-----------------------------------------------------------------------------------------------------------------------------------
    Dutch Guilders               Fixed rate at 7.9% per annum at 31 December 2001
     denominated                 which was converted to Euro denominated during the
                                 six-month period ended 30 June 2002                                     -                28
-----------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar             Floating rate at Hong Kong Prime Rate per annum plus
     denominated                 0.25% with maturities through 2006                                     12                14
-----------------------------------------------------------------------------------------------------------------------------------
    Euro denominated             Fixed rates ranging from 6.0% to 7.9% per annum
                                 at 30 June 2002 with maturities through 2006                          178                 -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    40,430            39,125
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
    Renminbi denominated         Interest rates ranging from interest free to 7.5% per annum
                                 at 30 June 2002 with maturities through 2015                          688               596
-----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated        Interest rates ranging from interest free to 4.3% per annum
                                 at 30 June 2002 with maturities through 2015                          530               522
-----------------------------------------------------------------------------------------------------------------------------------
    French                       Francs denominated Interest rates ranging
                                 from 1.8% to 8.1% per annum at 31 December
                                 2001 which was converted to Euro
                                 denominated
                                 during the six-month period ended 30 June 2002                          -                15
-----------------------------------------------------------------------------------------------------------------------------------
    Euro denominated             Interest rates ranging from 1.8% to 8.1% per annum
                                 at 30 June 2002 with maturities through 2025                           17                 -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1,235             1,133
    Convertible bonds            Fixed rate at 2.5% per annum and redeemable in July 2004 (a)        1,500             1,500
    Total third parties'
       long-term debts                                                                              43,165            41,758
    Less: Current portion                                                                           (9,928)          (10,882)
                                                                                                    33,237            30,876
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
-----------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated         Interest free with maturity in 2020                                35,561            35,561
    Renminbi denominated         Interest rates ranging from 5.0% to 5.9% per annum
                                 at 30 June 2002 with maturities through 2006                        1,732               796
-----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated        Interest rates ranging from 3.3% to 3.7% per annum
                                 at 30 June 2002 with maturities through 2006                           28               182
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    37,321            36,539
    Less: Current portion                                                                              (90)             (414)
                                                                                                    37,231            36,125
                                                                                                    70,468            67,001
-----------------------------------------------------------------------------------------------------------------------------------

   (a) Convertible bonds amounting to RMB1,500 million were issued by a subsidiary on 28 July 1999. The bonds are convertible upon an initial public offering ("IPO") into ordinary shares of the subsidiary at the IPO price of the ordinary shares and at the option of the holders during the period from 28 July 2000 to 27 July 2004.

       Third parties' loans of RMB116 million at 30 June 2002 (2001: RMB171 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB227 million at 30 June 2002 (2001: RMB233 million).

       The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
       Within one year                                                                              10,018            11,296
       Between one to two years                                                                      9,221            10,383
       Between two to five years                                                                    19,079            14,608
-----------------------------------------------------------------------------------------------------------------------------------
       After five years                                                                             42,168            42,010
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    80,486            78,297
-----------------------------------------------------------------------------------------------------------------------------------


23. TRADE ACCOUNTS AND BILLS PAYABLES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Third parties                                                                                   15,824            13,556
    Sinopec Group Company and fellow subsidiaries                                                    1,800             3,233
    Associates and jointly controlled entities                                                          31                 4
                                                                                                    17,655            16,793
    Bills payable                                                                                   32,903            26,022
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    50,558            42,815
-----------------------------------------------------------------------------------------------------------------------------------


    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The ageing analysis of trade accounts and bills payables is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Due within 1 month or on demand                                                                 30,078            24,820
    Due after 1 month but within 6 months                                                           18,971            17,242
    Due after 6 months                                                                               1,509               753
                                                                                                    50,558            42,815


24. ACCRUED EXPENSES AND OTHER PAYABLES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Amounts due to Sinopec Group Company and fellow subsidiaries                                    14,122            10,220
    Accrued expenditures                                                                             9,311             8,477
    Taxes other than income tax                                                                      2,179             3,062
    Receipts in advance                                                                              2,362             2,884
    Advances from third parties                                                                        863             2,005
    Dividend payable                                                                                 6,936                 -
    Others                                                                                           2,974             3,228
                                                                                                    38,747            29,876
-----------------------------------------------------------------------------------------------------------------------------------


25. SHARE CAPITAL

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Registered, issued and fully paid

    67,121,951,000 domestic state-owned A shares of RMB1.00 each                                    67,122            67,122
    16,780,488,000 overseas listed H shares of RMB1.00 each                                         16,780            16,780
    2,800,000,000 domestic listed A shares of RMB1.00 each                                           2,800             2,800
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    86,702            86,702
-----------------------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB1.00 each and offer not more than 19.5 billion shares with a par value of RMB1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB1.00 each, representing 12,521,864,000 H shares and 25,805,750 American depositary shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB1.00 each at RMB4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material respects.


26. COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments

    The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2002 and 31 December 2001, the future minimum lease payments under operating leases are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Within 1 year                                                                                    2,814             2,844
    Between 1 to 2 years                                                                             2,658             2,736
    Between 2 to 3 years                                                                             2,597             2,563
    Between 3 to 4 years                                                                             2,588             2,559
    Between 4 to 5 years                                                                             2,578             2,550
    Thereafter                                                                                      84,426            85,368
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    97,661            98,620
-----------------------------------------------------------------------------------------------------------------------------------

    Capital commitments

    At 30 June 2002 and 31 December 2001, the Group had capital commitments as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                   20,993            21,636
    Authorised but not contracted for                                                               18,299            18,204
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    39,292            39,840
-----------------------------------------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, and the construction of service stations and oil depots.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and these may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Company by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group has to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB22 million for the period ended 30 June 2002 (2001:
    RMB2 million (unaudited)).

    Estimated annual payments in the future are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Within 1 year                                                                                       76                43
    Between 1 to 2 years                                                                                80                39
    Between 2 to 3 years                                                                                72                51
    Between 3 to 4 years                                                                                73                62
    Between 4 to 5 years                                                                                55                56
    Thereafter                                                                                         266               284
    Total payments                                                                                     622               535
-----------------------------------------------------------------------------------------------------------------------------------


   Contingent liabilities

   (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

   (b) At 30 June 2002 and 31 December 2001, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------

       Associates and jointly controlled entities                                                    7,422               546
       Third parties                                                                                    65               322
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     7,487               868
-----------------------------------------------------------------------------------------------------------------------------------

    Environmental contingencies

    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB105 million for the period ended 30 June 2002 (2001: RMB94 million (unaudited)).

    Legal contingencies

    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.


27. RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with the Sinopec Group Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Under IFRS, state-owned enterprises, other than Sinopec Group Company and fellow subsidiaries, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

    The majority of the Group's business activities are conducted with state-owned enterprises. Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. Sales of certain products to PRC government authorities and affiliates and other state-owned enterprises may be at regulated prices, which differ from market prices. The Group considers that these sales are activities in the ordinary course of business in the PRC and has not disclosed such sales as related party transactions.

    The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                      Note                 2002              2001
------------------------------------------------------------------------------------------------------------------------
                                                                                   RMB millions      RMB millions
                                                                                                      (unaudited)
    Sales of goods                                                     (i)               14,785            19,925
    Purchases                                                         (ii)               10,320            10,106
    Transportation and storage                                        (iii)                 619               722
    Exploration and development services                              (iv)                5,273             3,237
    Production related services                                        (v)                2,792             2,377
    Ancillary and social services                                     (vi)                  982             1,259
    Operating lease charges                                           (vii)               1,358             1,239
    Agency commission income                                         (viii)                   2                 3
    Intellectual property licence fee paid                            (ix)                    5                 5
    Interest received                                                  (x)                   28                38
    Interest paid                                                     (xi)                  226               290
    Net deposits withdrawn from with related parties                  (xii)               1,816             2,018
    Net loans obtained /(repaid to) from related parties             (xiii)               1,620              (728)



    The amounts set out in the table above in respect of the six-month periods ended 30 June 2001 and 2002 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

    The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

    Notes:

    (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products and petroleum products.

    (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

    (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

    (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

    (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

    (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land and buildings.

    (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

    (ix) Intellectual property licence fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licences, for trademarks, patents, technology and computer software.

    (x) Interest received represents interest received from deposits placed with related companies. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2002 was RMB5,313 million (2001: RMB7,129 million).

    (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company.

    (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

    (xiii) The Group obtained/repaid loans and advances from/to Sinopec Group Company and Sinopec Finance Company Limited.

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

    (a) The Company has entered into a three year non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

           o   the government-prescribed price;

           o where there is no government-prescribed price, the government-guidance price;

           o where there is neither a government-prescribed price nor a government-guidance price, the market price; or

           o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b) The Company has entered into a three year non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings for terms the shorter of the period of the existing land use rights and 50 years for land and 20 years for buildings at a rental of approximately RMB2,007 million and RMB482 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

    (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company for a term of ten years. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e) The Company has entered into agency agreements for a period of three years effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

    (f) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 for a term of 10 years under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.


28. EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 16.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the period ended 30 June 2002 were RMB682 million (2001: RMB612 million (unaudited)).

29. SEGMENTAL REPORTING
    The Group has five operating segments as follows:

    (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

    (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production; refining; marketing and distribution; chemicals; and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin or market prices, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Six-month periods
                                                                                                         ended 30 June
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
                                                                                                                 (unaudited)
------------------------------------------------------------------------------------------------------------------------------
    Turnover
------------------------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                                                5,185             5,684
       Inter-segment sales                                                                          17,252            21,693
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    22,437            27,377
------------------------------------------------------------------------------------------------------------------------------
    Refining
       External sales                                                                               21,991            26,747
       Inter-segment sales                                                                          69,500            81,615
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    91,491           108,362
------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
       External sales                                                                               81,081            93,844
       Inter-segment sales                                                                           1,281             1,372
                                                                                                    82,362            95,216
------------------------------------------------------------------------------------------------------------------------------
    Chemicals
       External sales                                                                               24,800            26,087
       Inter-segment sales                                                                           2,760             2,928
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    27,560            29,015
------------------------------------------------------------------------------------------------------------------------------
    Corporate and others
       External sales                                                                                7,571             7,952
       Inter-segment sales                                                                           3,518             4,841
                                                                                                    11,089            12,793
------------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                             (94,311)         (112,449)
    Turnover                                                                                       140,628           160,314
    Other operating revenues
    Exploration and production                                                                       2,373             2,479
    Refining                                                                                           970               960
    Marketing and distribution                                                                          49               103
    Chemicals                                                                                        1,971             1,598
    Corporate and others                                                                               206               366
    Other operating revenues                                                                         5,569             5,506
------------------------------------------------------------------------------------------------------------------------------
    Turnover and other operating revenues                                                          146,197           165,820
------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Six-month periods
                                                                                                         ended 30 June
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
                                                                                                                 (unaudited)
------------------------------------------------------------------------------------------------------------------------------
    Result
    Operating profit
    By segment
       - Exploration and production                                                                  6,610            12,169
       - Refining                                                                                    1,589             2,776
       - Marketing and distribution                                                                  3,283               974
       - Chemicals                                                                                    (476)              186
       - Corporate and others                                                                         (299)              353
------------------------------------------------------------------------------------------------------------------------------
    Total operating profit                                                                          10,707            16,458
------------------------------------------------------------------------------------------------------------------------------

    Share of profits less losses from investments accounted for under the equity method
       - Exploration and production                                                                     52               136
       - Refining                                                                                       (6)               (3)
       - Marketing and distribution                                                                      7                74
       - Chemicals                                                                                      (8)              (19)
       - Corporate and others                                                                           45                 2
    Aggregate share of profits less losses from investments accounted for under the equity method       90               190
------------------------------------------------------------------------------------------------------------------------------
    Finance costs
       Interest expense                                                                             (2,263)           (2,966)
       Interest income                                                                                 130               739
       Foreign exchange losses                                                                        (259)             (103)
       Foreign exchange gains                                                                           31               277
------------------------------------------------------------------------------------------------------------------------------
    Net finance costs                                                                               (2,361)           (2,053)
------------------------------------------------------------------------------------------------------------------------------

    Investment income                                                                                   42                82
    Profit from ordinary activities before taxation                                                  8,478            14,677
    Taxation                                                                                        (2,594)           (4,095)
    Profit from ordinary activities after taxation                                                   5,884            10,582
    Minority interests                                                                                (451)             (607)
    Profit attributable to shareholders                                                              5,433             9,975
------------------------------------------------------------------------------------------------------------------------------


    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Investments in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in Note 17. Additions to long-lived assets by operating segment are included in Notes 14 and 15.


------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Six-month periods
                                                                                                         ended 30 June
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
                                                                                                                 (unaudited)
------------------------------------------------------------------------------------------------------------------------------
    Assets
------------------------------------------------------------------------------------------------------------------------------
    Segment assets
       - Exploration and production                                                                 85,862            80,063
       - Refining                                                                                   92,717            88,488
       - Marketing and distribution                                                                 73,716            72,014
       - Chemicals                                                                                  79,607            78,277
       - Corporate and others                                                                       14,296            13,506
------------------------------------------------------------------------------------------------------------------------------
    Total segment assets                                                                           346,198           332,348
------------------------------------------------------------------------------------------------------------------------------

    Investments in associates accounted for under the equity method
       - Exploration and production                                                                  1,044             1,032
       - Refining                                                                                      128               120
       - Marketing and distribution                                                                  1,370             1,168
       - Chemicals                                                                                   2,319             1,691
       - Corporate and others                                                                        1,281             1,161
    Aggregate investments in associates accounted for under the equity method                        6,142             5,172
    Unallocated assets                                                                              25,709            29,189
------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                   378,049           366,709
------------------------------------------------------------------------------------------------------------------------------

    Liabilities
    Segment liabilities
       - Exploration and production                                                                 18,170            13,419
       - Refining                                                                                   27,489            23,985
       - Marketing and distribution                                                                 19,874            18,700
       - Chemicals                                                                                  10,654             8,831
       - Corporate and others                                                                        6,182             7,760
------------------------------------------------------------------------------------------------------------------------------
    Total segment liabilities                                                                       82,369            72,695
------------------------------------------------------------------------------------------------------------------------------

    Unallocated liabilities                                                                        126,403           122,804
    Total liabilities                                                                              208,772           195,499

    Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Six-month periods
                                                                                                         ended 30 June
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
                                                                                                                 (unaudited)
------------------------------------------------------------------------------------------------------------------------------
    Capital expenditure
    Exploration and production                                                                       9,502             5,415
    Refining                                                                                         2,660             2,814
    Marketing and distribution                                                                       3,477             7,914
    Chemicals                                                                                        4,016             4,191
    Corporate and others                                                                               256               209
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    19,911            20,543
------------------------------------------------------------------------------------------------------------------------------

    Depreciation, depletion and amortisation
    Exploration and production                                                                       4,098             3,435
    Refining                                                                                         2,754             2,859
    Marketing and distribution                                                                         849               619
    Chemicals                                                                                        3,587             3,489
    Corporate and others                                                                                58                39
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    11,346            10,441
------------------------------------------------------------------------------------------------------------------------------


30. PRINCIPAL SUBSIDIARIES
    The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group.

------------------------------------------------------------------------------------------------------------------------------
                                       Particulars
                                         of issued
                                       capital and                     Percentage of equity
                                              debt        Type of     held by the     held by
    Name of company                     securities   legal entity         Company  Subsidiary     Principal activities
------------------------------------------------------------------------------------------------------------------------------
                                        (millions)                              %         %
------------------------------------------------------------------------------------------------------------------------------

    Sinopec Beijing Yanhua Petrochemical  RMB3,374        Limited           70.01         -       Manufacturing of chemical products
     Company Limited                                      company
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited         RMB1,700        Limited          100.00         -       Marketing and distribution of
                                                          company                                 refined
                                                                                                  petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company     RMB29,000        Limited          100.00         -       Exploration and production of
      Limited                                                                                     crude oil and natural gas
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical Company  RMB2,253        Limited           50.00         -       Manufacturing of plastics,
       Limited (i)                                        company                                 intermediate
                                                                                                  petrochemical products and
                                                                                                  petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Hubei Xinghua Company           RMB282        Limited           57.58         -       Manufacturing of intermediate
     Limited                                              company                                 petrochemical products and
                                                                                                  petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and      RMB1,064 and        Limited           98.79         -       Manufacturing of intermediate
     Chemical Company Limited             RMB1,500        company                                 petrochemical products and
                                                                                                  petroleum products
                                       convertible
                                       bonds 2.5 %
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company    RMB1,950        Limited           82.05         -       Manufacturing of intermediate
      Limited                                             company                                 petrochemical products and
                                                                                                  petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical        RMB7,200        Limited           55.56         -       Manufacturing of synthetic fibres,
     Company Limited                                      company                                 resin  and plastics, intermediate
                                                                                                  petrochemical products and
                                                                                                  petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining-        RMB1,154        Limited           79.73         -       Manufacturing of intermediate
     Chemical Company Limited                             company                                 petrochemical products and
                                                                                                  petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited       HK$ 104        Limited               -     72.40       Trading of crude oil and
                                                          company                                 petroleum products
   ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group           RMB147        Limited           46.25         -       Marketing and distribution of
     Company Limited (i)                                  company                                 refined petroleum products
   ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix                (i)RMB519        Limited           40.72         -       Manufacturing of petrochemical
      Company Limited                                     company                                 products and petroleum products

------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical          RMB2,330         Limite           84.98         -       Manufacturing of petrochemical
     Company Limited                                      company                                 products and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre        RMB4,000        Limited           42.00         -       Production and sale of polyester
     Company Limited (i)                                  company                                 chips and polyester fibres
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and Chemical RMB2,524        Limited           71.32         -       Manufacturing of intermediate
     Company Limited                                      company                                 petrochemical products and
                                                                                                  petroleum products
----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum             RMB816        Limited           75.00         -       Exploration and production of
     Company Limited                                      company                                 crude oil and natural gas
----------------------------------------------------------------------------------------------------------------------------------


    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i) The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.



31. FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivables, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts at 30 June 2002 and 31 December 2001.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivables relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivables. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 22.

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made solely to comply with the requirements of IAS 32 and should be read in conjunction with the Group's consolidated interim financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amounts and fair values of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2002 and 31 December 2001:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
                                                                                                      2002              2001
                                                                                              RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Carrying amount                                                                                 42,850            41,758
    Fair value                                                                                      43,638            41,996
-----------------------------------------------------------------------------------------------------------------------------

    The fair values of long-term indebtedness are estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments in unlisted equity securities have no quoted market prices in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

(C) DIFFERENCES BETWEEN INTERIM FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)    Depreciation of oil and gas properties
       Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(ii    Capitalisation of general borrowing costs
       Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(iii)  Acquisition of Sinopec National Star
       Under the PRC Accounting Rules and Regulations, the acquisition of Sinopec National Star (the "Acquisition") is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.

       Under IFRS, as the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisition have been restated to include the financial statements and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group is treated as an equity transaction.

(iv)   Revaluation of land use rights
       Effective 1 January 2002, land use rights are carried at historical cost less amortisation under IFRS. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve previously, was eliminated during the period. Under the PRC Accounting Rules and Regulations, the land use rights are carried at revalued amount.

(v)    Impairment losses of long-lived assets
       Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying amount of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IFRS.

(vi)   Dividends
       Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IFRS, dividends are recognised as a liability at its declaration date.

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net income are analysed as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Six-month periods
                                                                                                         ended 30 June
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 Note                 2002              2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              RMB millions      RMB millions
                                                                                                      Note
--------------------------------------------------------------------------------------------------------------------------------
    Net income under the PRC Accounting Rules and Regulations                                        4,504             8,511
    Adjustments:
       Depreciation of oil and gas properties                                     (i)                1,211             1,855

       Capitalisation of general borrowing costs                                 (ii)                   72               235
       Acquisition of Sinopec National Star                                      (iii)                  58                58
       Revaluation of land use rights                                            (iv)                    8                 -
       Effects of the above adjustments on taxation                                                   (420)             (684)
    Net income under the IFRS                                                                        5,433             9,975
--------------------------------------------------------------------------------------------------------------------------------

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Six-month periods
                                                                                                         ended 30 June
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 Note                 2002              2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              RMB millions      RMB millions
                                                                                                      Note
--------------------------------------------------------------------------------------------------------------------------------

    Shareholders' fund under the PRC Accounting Rules and Regulations                              141,809           139,039
--------------------------------------------------------------------------------------------------------------------------------
    Adjustments:
       Depreciation of oil and gas properties                                     (i)                8,012             6,801
       Capitalisation of general borrowing costs                                 (ii)                  470               398
       Acquisition of Sinopec National Star                                      (iii)              (2,988)           (3,046)
       Revaluation of land use rights                                            (iv)                 (832)                -
       Reversal of impairment losses on long-lived assets                         (v)                 (113)             (113)
       Dividends                                                                 (vi)                1,734             6,936
       Effects of the above adjustments on taxation                                                 (2,520)           (2,346)
    Shareholders' fund under IFRS                                                                  145,572           147,669
--------------------------------------------------------------------------------------------------------------------------------

   Note: The above figure is extracted from the interim financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)  SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS (UNAUDITED)

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Differences which have a significant effect on profit attributable to shareholders and shareholders' funds are set out below. The US GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements. Such information have not been subject to independent audit or review.

(a) Foreign exchange gains and losses
    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings.

(b) Capitalisation of property, plant and equipment
    In the periods prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under US GAAP. For the periods presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment
    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000 in connection with the Acquisition. Under IFRS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases.

    Under US GAAP, property, plant and equipment, including land use rights, are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.

    Under IFRS, effective 1 January 2002, land use rights, which were previously carried at revalued amount, are carried at cost under IFRS. The effect of this change resulted in a decrease to revaluation reserve net of minority interests of RMB840 million as of 1 January 2002. This revaluation reserve was previously included as part of the revaluation reserve of property, plant and equipment. This change under IFRS eliminated the US GAAP difference relating to the revaluation of land use rights. However, as a result of the tax deductibility of the revalued land use rights, the reversal of the revaluation reserve resulted in a deferred tax asset under IFRS.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d) Impairment of long-lived assets
    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    For the six-month period ended 30 June 2002, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

(e) Capitalised interest on investments in associates
    Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(f) Goodwill amortisation
    Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Group determined that no goodwill impairment existed as of the date of adoption. In addition, under US GAAP, negative goodwill of RMB11 million that existed at the date of adoption of SFAS No. 142 was written off as a cumulative effect of a change in accounting principle.

    The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                        Six-month periods ended 30 June
--------------------------------------------------------------------------------------------------------------------------------
                                                           Reference                2002              2002              2001
                                                            in note                  US$               RMB               RMB
                                                             above              millions          millions          millions
--------------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders under IFRS                                   656             5,433             9,975
    US GAAP adjustments:
       Foreign exchange gains and losses                      (a)                      5                38                38
       Capitalisation of property, plant and equipment        (b)                      1                 6                 6
       Depreciation on revalued property, plant and equipment (c)                    252             2,085             2,099
       Disposal of property, plant and equipment              (c)                     20               166                30
       Reversal of impairment of long-lived assets,
        net of depreciation effect                            (d)                      4                30                32
       Capitalised interest on investments in associates      (e)                      7                63                 -
       Goodwill amortisation for the period                   (f)                      -                 3                 -
       Cumulative effect of adopting SFAS No. 142             (f)                      2                11                 -
       Deferred tax effects of US GAAP adjustments                                   (88)             (730)             (668)
    Profit attributable to shareholders under US GAAP                                859             7,105            11,512

    Basic and diluted earnings per share under US GAAP                           US$0.01           RMB0.08           RMB0.14
    Basic and diluted earnings per ADS under US GAAP*                            US$0.99           RMB8.19          RMB13.72
--------------------------------------------------------------------------------------------------------------------------------

    In accordance with SFAS No. 142's transitional disclosures requirements, a reconciliation of reported net income under US GAAP to adjusted net income under US GAAP is presented below.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                        Six-month periods ended 30 June
--------------------------------------------------------------------------------------------------------------------------------
                                                                                    2002              2002              2001
                                                                                     US$               RMB               RMB
                                                                                millions          millions          millions
--------------------------------------------------------------------------------------------------------------------------------
    Net income under US GAAP                                                         859             7,105            11,512
    Add: Goodwill amortisation                                                         -                 -                 4
    Less: Amortisation of negative goodwill                                            -                 -                (1)
    Adjusted net income under US GAAP                                                859             7,105            11,515
    Basic and diluted earnings per share under US GAAP                           US$0.01           RMB0.08           RMB0.14
    Basic and diluted earnings per ADS under US GAAP*                            US$0.99           RMB8.19          RMB13.72
    Adjusted income before cumulative effect of a change in accounting principle     857             7,094            11,515
--------------------------------------------------------------------------------------------------------------------------------

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

    The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                      At 30 June 2002         AT 31 December 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                           Reference
                                                            in note                  US$               RMB               RMB
                                                             above              millions          millions          millions
--------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under IFRS                                                17,587           145,572           147,669
    US GAAP adjustments:
       Foreign exchange gains and losses                      (a)                    (56)             (466)             (504)
       Capitalisation of property, plant and equipment        (b)                     (4)              (30)              (36)
       Revaluation of property, plant and equipment           (c)                 (2,506)          (20,746)          (23,837)
       Deferred tax adjustments on revaluations               (c)                    770             6,371             7,309
       Reversal of impairment of long-lived assets            (d)                    (77)             (637)             (667)
       Capitalised interest on investments in associates      (e)                     16               133                70
       Goodwill                                               (f)                      2                14                 -
       Deferred tax effects of US GAAP adjustments                                    40               329               367
    Shareholders' funds under US GAAP                                             15,772           130,540           130,371
--------------------------------------------------------------------------------------------------------------------------------

    Note:United States dollar equivalents

         For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB8.2771 being the noon buying rate in New York City on 28 June 2002 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

COMPLIANCE WITH THE CODE OF BEST PRACTICE
PURCHASE, SALE AND REDEMPTION OF SHARES
EMPLOYMENT & DISMISSAL OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGERS AND THEIR INTERESTS IN THE SHARE CAPITAL

COMPLIANCE WITH THE CODE OF BEST PRACTICE
The directors of Sinopec Corp. are not aware of any information which shows Sinopec Corp. fails to, now or at any time within the six months ended on 30 June 2002, comply with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

The Audit Committee of the Board of Sinopec Corp. convened a meeting on 15 August 2002, and reviewed the audited interim accounts of Sinopec Corp. for the reporting period.

PURCHASE, SALE AND REDEMPTION OF SHARES
During the first six months of 2002, neither Sinopec Corp. nor any of its subsidiaries purchased, sold or redeemed any securities of Sinopec Corp.

EMPLOYMENT & DISMISSAL OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGERS AND THEIR INTERESTS IN THE SHARE CAPITAL
During the reporting period, none of the directors or supervisors or senior managers or any of their spouses or children under the age of 18 had any interest in any shares or debentures of Sinopec Corp. (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 or Part
1 of the Schedule to the SDI Ordinance) or which are required to be entered in the register referred to therein, or any interests in warrants to subscribe for shares in Sinopec Corp. which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of supervisors, which would be required to be notified as described above if they had been directors.

During the reporting period, there was neither employment of new directors, supervisors or senior management nor dismissal of any directors, supervisors or senior management.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours at the legal address of Sinopec Corp. from 16 August 2002 (Friday) by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the Company Law and the regulations of the PRC:

1 The original interim report for the first half of 2002 signed by the Chairman of Sinopec Corp.;

2 The original audited accounts and audited consolidated accounts of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the period ended 30 June 2002 signed by the Chairman, the President and Chief Financial Officer of Sinopec Corp.;

3    The original financial statements signed by the auditors;

4 The Articles of Association of Sinopec Corp. (as amended after the annual general meeting on 13 June 2002);

5 All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Li Yizhong
Chairman

Beijing, China
16 August 2002

This report is published in both Chinese and English. In the event of any discrepancy in interpretation, the Chinese version shall prevail.